As filed with the Securities and Exchange Commission on January 21, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREAT WOLF RESORTS, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7011 (Primary Standard Industrial Classification Code Number)	51-0510250 (I.R.S. Employer Identification No.)
122 West Washington Avenue
Madison, Wisconsin 53703
(608) 251-6400
(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)
J. Michael Schroeder
General Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703
(608) 251-6400
(Address, Including Zip Code, and Telephone Number, Including Area Code of Agent For Service)

With a Copy to:

Alan J. Prince
King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303
(404) 572-4600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title Of Each Class Of Securities	Amount To Be	Offering Price	Aggregate	Amount of
To Be Registered	Registered	Per Share(1)	Offering Price(1)	Registration Fee

Common Stock, par value $0.01 per share	14,032,896 Shares	$21.34	$299,462,001	$35,247

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq National Market on January 14, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may not be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 21, 2005

PROSPECTUS

14,032,896 Shares

Great Wolf Resorts, Inc.

Common Stock

         This prospectus relates to 14,032,896 shares of our common stock being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the issuance or sale of these shares.

         The selling stockholders may offer their shares of common stock from time to time through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling stockholders. We will pay substantially all of the expenses incident to the registration of the shares, except for sales commissions and other seller’s compensation applicable to sales of the shares.

         The selling stockholders and any underwriters, agents or broker-dealers that participate with the selling stockholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act.

         Our common stock trades on the Nasdaq National Market under the symbol “WOLF.” On January 20, 2005, the last reported sales price of our common stock on the Nasdaq National Market was $21.59.

         Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Biko the Bear, Blue Harbor Resort, Boathouse Suite, Breaker Bay, Crew Club, Cub Club, Great Wolf Lodge, Great Wolf Resorts, KidAquarium Suite, KidCabin and Wiley the Wolf in the United States and, where appropriate, in foreign countries. This prospectus also includes product names and other tradenames and service marks owned by us and other companies. The tradenames and service marks of other companies are the property of such other companies.

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SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including “Risk Factors,” the audited financial statements of our predecessor companies and our consolidated financial statements and related notes, carefully before making an investment decision. References in this prospectus to “we,” “our,” “us” and “our company” refer to Great Wolf Resorts, Inc., a Delaware corporation, together with our consolidated subsidiaries.

Our Business

      We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities, based on the number of resorts in operation. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts provide a consistent and comfortable environment throughout the year where our guests can enjoy our various amenities and activities. We are a fully integrated resort company with in-house expertise and resources in resort and indoor waterpark development, management, marketing and financing.

      We own and operate four existing Great Wolf Lodge® resorts, our signature northwoods-themed resorts, and one Blue Harbor Resort, a nautical-themed property. In addition, we own two Great Wolf Lodge resorts that are under construction and scheduled to open for business during 2005. We are also the licensor and manager of an additional Great Wolf Lodge resort in Niagara Falls, Ontario that is owned and under development by an affiliate of Ripley Entertainment Inc., or Ripley’s. We are currently evaluating 12 to 14 additional markets for potential future development of Great Wolf Lodge resorts, six of which are in active site negotiation. We anticipate that most of our future resorts will be developed under our Great Wolf Lodge brand, but we may develop additional nautical-themed resorts in other appropriate markets.

      We deliver value to our guests by providing an affordable and fun family vacation experience. Our resorts are located within a convenient driving distance of our target customer base, providing our guests with a less expensive, more convenient alternative to air travel. In addition, our resorts generally include the following features:

•	Suites: approximately 270 to 400 family suites that sleep from six to ten people and each include a wet bar, microwave oven, refrigerator and dining and sitting area.

•	Waterpark: an approximately 34,000 to 82,000 square-foot indoor waterpark highlighted by our signature 12-level treehouse water fort. Our water fort is an interactive water experience for the entire family and features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges, and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, a lazy river, activity pools and large free-form hot tubs. Our room rates include use of the waterpark by four to six guests, depending on the type of room.

•	Food and Beverage: themed restaurants, such as our: Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest camp; Bear Claw Café ice cream shop and confectionery; and waterpark snack shop.

•	Amenities and Activities: our Youkon Jack’s and Northern Lights game arcades, full-service Aveda® concept spa, Buckhorn Exchange gift shop, Iron Horse fitness center, two-story animated clocktower, Cub Club children’s activity program, meeting rooms and seasonal, holiday and other special activities.

      Our four resorts open during the entire twelve-month period ended September 30, 2004, had the following financial performance:

•	$211.30 average daily room rate, or ADR;

•	$90.45 average non-room revenue per occupied room, or RevPOR;

•	$301.75 total revenue per occupied room, or Total RevPOR;

•	65.1% occupancy;

•	$137.61 revenue per available room, or RevPAR; and

•	$196.51 total revenue per available room, or Total RevPAR.

      We expect recurring annual capital expenditures for each resort to be 3-4% of the resort’s annual revenues, including the repair and maintenance of our waterpark equipment. Our waterpark equipment is designed for outdoor application and capable of withstanding intense physical use and the elements year-round. Therefore, wear and tear is minimal and we believe our waterpark equipment has a long useful life.

      We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc, which we refer to in this prospectus as the management company, and a number of its related entities. We refer to these entities collectively as Great Lakes. Great Lakes has developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Immediately prior to the closing of our initial public offering of common stock, which we refer to in this prospectus as the initial public offering, Great Lakes had two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania. These resorts are scheduled to open in the Spring and Fall of 2005, respectively.

      On December 20, 2004, in connection with the closing of the initial public offering, we acquired each of these resorts and the resorts currently under construction, as well as certain resort development and management operations, in exchange for an aggregate of 14,032,896 shares of our common stock and $98.1 million.

      Our management team possesses substantial expertise in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing. We have safely and successfully managed the operational complexity of our current resorts and intend to operate our future resorts similarly. We operate our business from our headquarters in Madison, Wisconsin. We believe that the experience of our senior management team, particularly their development and operational experience, as well as our centralized reservations center, provide an infrastructure that will allow us to continue to increase the number of resorts that we develop and operate without proportionately higher overhead costs. As of December 31, 2004, we had approximately 120 corporate employees, including our central reservations center employees, and approximately 1,600 full and part-time resort-level employees.

      Our principal executive offices are located at 122 West Washington Avenue, Madison, Wisconsin 53703, and our telephone number is (608) 251-6400. Our website can be found on the internet at www.greatwolfresorts.com. Information contained on our website is not part of this prospectus.

Our Competitive Strengths

      Our competitive strengths include:

•	Unforgettable Family Resort Experience. Our indoor waterpark resorts provide activities that the entire family can enjoy, including themed restaurants, an Aveda concept spa, a game arcade, ice cream shop and confectionery, gift shop, animated clocktower and fireside bedtime stories.

•	Value, Comfort and Convenience. On average, a two-night stay for a family of four in one of our conveniently located resorts costs approximately $600.

•	Favorable Market Trends. We believe recent vacation trends favor our Great Wolf Lodge concept as the number of families choosing to take shorter, more frequent vacations that they can drive to has increased over the past several years.

•	Market Presence and Barriers to Entry.We believe that we benefit from the significant barriers to entry, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a difficult, multi-year permitting process.

•	Focus on Safety. We invest heavily in safety measures in the design and operation of our resorts, including our state-of-the-art air quality and water treatment systems.

•	Experienced Management Team. Our senior management team has an average of approximately 16 years of experience in the hospitality, family resort and real estate development industries and has significant expertise in operating complex, themed resorts featuring indoor waterparks.

Business and Growth Strategies

      Our primary internal growth strategies are to:

•	Increase Total Resort Revenue. We intend to increase total resort revenue by increasing our average room rate, average occupancy and other revenue.

•	Leverage Our Economies of Scale. We intend to take advantage of our economies of scale by capitalizing on our increased purchasing power and centralizing certain of our services.

•	Build Upon Brand Awareness and Loyalty. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming and recognizable logos and merchandise, which have fostered strong customer and brand loyalty, as evidenced by our high levels of repeat and referral guests.

      Our primary external growth strategies are to:

•	Capitalize on First-Mover Advantage. We intend to be the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets.

•	Focus on Development and Strategic Growth Opportunities. Family entertainment resorts featuring indoor waterparks are a relatively new concept and a growing segment of the resort and entertainment industries. We intend to focus on this growth opportunity by building in target markets, licensing our resort concept internationally, forming strategic partnerships and expanding and enhancing existing resorts.

•	Continue to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions.

Summary Risk Factors

      Our ability to capitalize on our competitive strengths and implement the business and growth strategies described above may be affected by matters discussed under “Risk Factors” beginning on page 13, which you should carefully consider prior to deciding whether to invest in our common stock, including:

•	our ability to develop new resorts or further develop existing resorts on a timely or cost efficient basis;

•	our ability to compete with other family vacation travel destinations and resorts;

•	our ability to manage our expected growth;

•	potential accidents or injuries in our resorts and competing resorts;

•	our ability to achieve or sustain profitability;

•	changes in family vacation patterns and consumer spending habits, downturns in our industry segment and extreme weather conditions;

•	our ability to attract a significant number of guests from our target markets;

•	increases in operating costs and other expense items and costs;

•	uninsured losses or losses in excess of our insurance coverage; and

•	our ability to protect our intellectual property and the value of our brands.

Properties

      We have five family entertainment resorts that are currently operating and two additional resorts that are under construction, and we will manage one resort under construction that is owned by a third-party licensee. We also have identified additional target markets for future resort development and are in negotiations with respect to sites in six of these markets. The following table presents an overview of our portfolio of resorts:

					Twelve Months Ended September 30, 2004

							Revenue	Other	Total
	Opened/			Indoor		Average	per	Revenue per	Revenue per
	Target			Entertainment		Daily	Available	Occupied	Occupied
Location	Opening	Rooms		Area(1)	Occupancy	Rate	Room(2)	Room	Room(3)

				(approx. ft2)	(%)	($)	($)	($)	($)
Existing Resorts:
Wisconsin Dells, WI	May 1997(4)	309		64,000	61.7	194.58	120.14	76.76	271.34
Sandusky, OH(5)	March 2001	271		41,000	68.4	231.38	158.34	92.78	324.16
Traverse City, MI	March 2003	281		51,000	68.9	222.71	153.47	98.29	321.00
Kansas City, KS	May 2003	281		49,000	61.8	195.06	120.50	94.21	289.27
Sheboygan, WI(6)	June 2004	183	(7)	54,000	—	—	—	—	—
Resorts Under Construction:
Williamsburg, VA	Spring 2005	301		66,000	—	—	—	—	—
Pocono Mountains, PA	Fall 2005	400		91,000	—	—	—	—	—
Niagara Falls, ONT(8)	Spring 2006	404		94,000	—	—	—	—	—

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, 3D virtual reality theater, Wiley’s Woods and party room in the resorts that have such amenities.
(2)	Revenue per available room represents the total room revenue per total available rooms for the twelve months ended September 30, 2004, calculated by multiplying the occupancy by the average daily rate.
(3)	Total revenue per occupied room is calculated by adding the average daily rate and other revenue per occupied room.
(4)	Great Lakes purchased this property in November 1999.

(5)	Prior to May 2004, we operated this resort as a Great Bear Lodge.
(6)	Our Sheboygan property is branded as a Blue Harbor Resort. This resort is subject to a 98-year and 11-month ground lease with the Redevelopment Authority of the City of Sheboygan.
(7)	Our Blue Harbor Resort also features 64 individually owned two and four bedroom condominium units.
(8)	Ripley’s, our licensee, owns this resort. We are assisting Ripley’s with construction management and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort for ten years after opening. We have agreed to enter into a management agreement, pursuant to which we expect to operate the resort on behalf of Ripley’s for five years, and also a central reservations agreement. In conjunction with this project, we expect to receive a one-time construction management fee and ongoing license, central reservations and management fees.

Structure and Formation of Our Company

Formation Transactions

      Each of the five existing resorts and the two resorts under construction that are owned and operated by us were, prior to the consummation of the initial public offering and the formation transactions, owned by a separate limited liability company. We refer to these limited liability companies as resort-owning entities. One member in each of these resort-owning entities was a separate limited liability company of which the management company was the managing member or manager. We refer to these entities as sponsor entities. In addition, investors had an ownership interest in the resort-owning entity of our Sandusky resort through a limited liability company that we refer to as Sandusky Investor LLC.

      Pursuant to the formation transactions, among other things:

•	The management company contributed its hotel management and multifamily housing management and development assets, which were unrelated to the resort business, to two subsidiaries of the management company and then distributed the interests in such subsidiaries to the former shareholders of the management company.

•	We sold an aggregate of 16,100,000 shares of our common stock in the initial public offering, and we used the net proceeds from the initial public offering to accomplish the steps listed below and also to (1) pay an aggregate of $98.1 million of the cash consideration in connection with the formation transactions; (2) repay certain indebtedness existing prior to the closing of the initial public offering and the formation transactions in the aggregate amount of approximately $76.0 million; and (3) fund $75.4 million of our future resort development costs.

•	We effected, through GWR Operating Partnership, L.L.L.P., our wholly owned operating partnership, the acquisition of each resort-owning entity, sponsor entity, Sandusky Investor LLC and the management company.

•	Pursuant to these acquisitions, members of the resort-owning entities, sponsor entities and Sandusky Investor LLC received cash, unregistered shares of our common stock or a combination of cash and unregistered shares of our common stock. Also, shareholders of the management company received unregistered shares of our common stock pursuant to the merger of the management company with and into Great Lakes Services, LLC, a wholly owned subsidiary of the operating partnership, which we refer to as Great Lakes Services.

•	We issued an aggregate of 130,949 shares of unregistered common stock to holders of tenant in common interests in our Poconos and Williamsburg resorts that were, immediately prior to the consummation of the formation transactions, convertible into our common stock.

•	Concurrently with the consummation of the initial public offering and the formation transactions, we:

•	repaid an aggregate of approximately $76.0 million of Great Lakes’ mortgage indebtedness on two of our resorts from the net proceeds of the initial public offering;

•	refinanced existing mortgage indebtedness on two of our resorts with a total outstanding debt balance at September 30, 2004 of approximately $72.4 million; and

•	entered into a $75.0 million revolving credit facility that is secured by two of our resorts. Based upon the financial and debt service ratios that are contained in the revolving credit facility, as of the date of this prospectus, approximately $55.0 million of the revolving credit facility is available. As of the date of this prospectus, we have not drawn any amounts under this facility. We expect to use the revolving credit facility to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

•	The former employees of the management company, other than those associated solely with the non-resort businesses, became employees of Great Lakes Services.

      Eric S. Lund, Bruce D. Neviaser, Thomas A. Sather, Craig A. Stark, Marc B. Vaccaro and Kimberly K. Schaefer, each of whom was a shareholder of the management company, entered into indemnity agreements with us pursuant to which they have made certain representations and warranties to us relating to the formation transactions and the status of the properties operated by the resort-owning entities. Pursuant to these indemnity agreements, these shareholders have agreed to indemnify us for a period of one year following the closing of the formation transactions if those representations and warranties are not accurate. With respect to each shareholder, the maximum indemnification obligation under these agreements will not exceed 35% of the value of the number of shares of our common stock received by that shareholder in the formation transactions based on the initial public offering price of $17.00 per share. The maximum amount of the indemnification obligations under these agreements equals approximately $45.2 million in the aggregate. These shareholders may fulfill the indemnity obligations under the agreements solely through delivery of shares of our common stock that they own, valued at the time of delivery, or with an equivalent amount of cash. However, if any of these shareholders chooses to fulfill the indemnity obligation under the agreement through the delivery of shares, the maximum number of shares such shareholder will be obligated to deliver is 35% of the number of shares such shareholder received in the formation transactions.

      Immediately following the completion of the initial public offering, Messrs. Lund, Neviaser and Sather received personal loans from an affiliate of Citigroup Global Markets Inc. (which served as lead underwriter in connection with the initial public offering). These loans are full-recourse and are secured by a pledge of all the shares of our common stock received by each in the formation transactions. While some of these shares may be released from the pledge over time, they may not be available as an alternative means to satisfy an indemnification obligation under the agreements.

Consequences of the Initial Public Offering and the Formation Transactions

      At the completion of the initial public offering and the formation transactions:

•	We directly or indirectly own a fee simple interest in all of our resorts, except for a leasehold interest in our Sheboygan resort. We also are the licensor and manager of a Great Wolf Lodge resort in Niagara Falls, Ontario owned by Ripley’s that is currently under construction.

•	Purchasers of our common stock in the initial public offering own approximately 53.2% of our outstanding common stock.

•	We had incurred approximately $18.0 million of indebtedness in connection with our Williamsburg and Pocono Mountains resort developments between September 30, 2004 and the completion of the initial public offering, in addition to approximately $123.1 million of total pro forma indebtedness we had outstanding at September 30, 2004.

Benefits to Related Parties

      In connection with the formation transactions, the shareholders of the management company received material benefits, including:

•	an aggregate of 8,087,151 unregistered shares of our common stock as consideration in the formation mergers; and

•	the release of personal guarantees to repay approximately $167.1 million of indebtedness relating to the resort- owning entities. Approximately $76.0 million of this indebtedness was repaid with the proceeds of the initial public offering, approximately $72.4 million was refinanced and the remaining portion was assumed by us in connection with the formation transactions.

As of the date of this prospectus, the founding shareholders of Great Lakes beneficially own approximately 25.1% of the outstanding shares of our common stock.

The Offering

      All of the shares offered hereby are being offered by the selling stockholders. We will not receive any proceeds from the offering. See “Use of Proceeds,” “Selling Stockholders” and “Plan of Distribution” herein.

Summary Financial and Other Data

      The following table sets forth summary financial and operating data on a historical basis for Great Lakes and on an unaudited pro forma basis for Great Wolf Resorts, Inc. Historical financial and other data related to Great Lakes consists of the following:

•	combined historical financial information for (1) Great Lakes’ management business, including development of, ownership interests in, and management contracts with respect to, certain non-resort hotels and multifamily housing assets, (2) the entities that own our Traverse City, Kansas City and Sheboygan operating resorts and (3) the entities that own our Williamsburg and Pocono Mountains resorts that are under construction (the “Predecessor Historical Information”); and

•	combined historical financial information for the entities that own our Wisconsin Dells and Sandusky resorts (the “Dells/Sandusky Historical Information”).

      Although we were the managing member with responsibility for day-to-day operations with respect to the entities that own our Wisconsin Dells and Sandusky resorts, another party controlled those entities. Therefore, we do not combine the Dells/Sandusky Historical Information with the Predecessor Historical Information.

      We have not presented historical information for Great Wolf Resorts, Inc. in this summary because we have not had any operations since our formation and because we believe that a discussion of the results of Great Wolf Resorts, Inc. would not be meaningful. We have included audited consolidated historical financial statements for Great Wolf Resorts, Inc. elsewhere in this prospectus.

      The summary Predecessor Historical Information as of September 30, 2004 and December 31, 2003 and 2002 and for the nine months ended September 30, 2004 and for each of the three years in the period ended December 31, 2003 are derived from, and are qualified in their entirety by, the Great Lakes Predecessor financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus. The summary Dells/Sandusky Historical Information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are derived from, and are qualified in their entirety by, the Dells/Sandusky financial statements audited by Rubin, Brown, Gornstein & Co. LLP, an independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus. The summary Predecessor Historical financial and operating data for the nine months ended September 30, 2003 and Dells/Sandusky Historical financial and operating data as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003, are derived from, and are qualified in their entirety by, the unaudited Great Lakes Predecessor and Dells/Sandusky financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary financial and other data together with “Business,” “Selected Financial and Other Data,” “Unaudited Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere in this prospectus.

      The unaudited summary pro forma financial and operating data for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been prepared to give pro forma effect to the initial public offering and the formation transactions as if they had occurred on January 1, 2003. The unaudited pro forma balance sheet data as of September 30, 2004 has been prepared to give effect to the initial public offering and the formation transactions as if they had occurred on September 30, 2004. The unaudited summary combined pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the initial public offering and the formation transactions actually been consummated on January 1, 2003 and do not purport to indicate results of operations as of any future date or for any future period. You should read the summary combined pro forma data in conjunction with “Unaudited Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,

	2003			2002		2001

	Consolidated		Dells/		Dells/		Dells/
	Pro Forma	Predecessor(1)(6)	Sandusky	Predecessor	Sandusky	Predecessor	Sandusky

	(dollars in thousands, except per share amounts and operating data)
Statement of Operations Data:
Revenues:
Rooms	$47,973	$20,231	$29,172	$1,454	$28,995	$1,619	$25,650
Food, beverage and other	20,947	9,580	11,546	234	11,432	482	8,988
Management and other fees	—	3,109	—	3,329	—	3,022	—
Other revenue from managed properties(2)	—	14,904	—	14,808	—	13,286	—

Total revenues	68,920	47,824	40,718	19,825	40,427	18,409	34,638

Operating expenses:
Departmental expenses
Rooms	7,576	3,591	4,311	321	4,453	356	4,011
Food, beverage and other	17,589	8,722	9,009	144	9,043	153	7,500
Other operating expenses:
Selling, general and administrative	16,080	11,706	7,557	4,356	6,542	4,056	7,629
Property operating costs	10,252	5,671	4,969	901	4,257	275	3,862
Depreciation and amortization	15,327	8,045	8,090	602	8,414	531	8,764
Other expenses from managed properties(2)	—	14,904	—	14,808	—	13,286	—

Total operating expenses	66,824	52,639	33,936	21,132	32,709	18,657	31,766

Operating income (loss)	2,096	(4,815)	6,782	(1,307)	7,718	(248)	2,872
Interest expense	3,318	4,758	4,818	560	5,055	792	5,316
Income (loss) from continuing operations	(646)	(6,807)	2,116	(6,412)	2,822	(588)	(2,214)
Net income (loss)	$(646)	$(4,543)	$2,116	$(6,755)	$2,822	$(1,177)	$(2,214)
Pro forma basic loss per share(3)	$(0.02)
Pro forma diluted loss per share(3)	$(0.02)
Pro forma weighted average common shares outstanding — basic and diluted	30,262,308
Cash Flows Data:
Cash flows from:
Operating activities		$8,126	$10,866	$376	$11,360	$5,580	$9,285
Investing activities		$(64,280)	$(4,753)	$(46,276)	$(5,323)	$(9,166)	$(39,189)
Financing activities		$54,854	$(6,392)	$49,797	$(7,155)	$2,822	$31,131
Balance Sheet Data (end of period):
Total assets		$173,494	$90,365	$106,751	$93,638	$54,191	$97,314
Total long-term debt		$105,841	$77,828	$42,764	$78,050	$14,643	$76,360
Long-term debt secured by assets held for sale		$14,220		$31,564		$34,193
Non-GAAP Financial Data:
EBITDA(4)	$17,423	$12,439	$14,872	$334	$16,132	$6,287	$11,636
Operating Data:
Total resorts open (end of period)	4
Total rooms (end of period)	1,142
Occupancy	64.1%
Average daily rate	$210.07
Revenue per available room	$134.67
Total revenue per occupied room	$301.79

	Nine Months Ended September 30,

	2004

				2003
	Consolidated
	Pro Forma	Predecessor(1)	Dells/Sandusky	Predecessor(1)	Dells/Sandusky

	(dollars in thousands, except per share amounts and operating data)
Statement of Operations Data:
Revenues:
Rooms	$49,595	$27,137	$23,702	$14,869	$23,682
Food, beverage and other	22,063	12,979	9,239	6,931	9,166
Management and other fees	—	2,497	—	2,515	—
Other revenue from managed properties(2)	—	11,040	—	10,707	—

Total revenues	71,658	53,653	32,941	35,022	32,848

Operating expenses:
Departmental expenses
Rooms	7,190	4,134	3,342	2,392	3,336
Food, beverage and other	17,763	10,579	7,335	5,862	6,943
Other operating expenses:
Selling, general and administrative	18,537	15,014	6,182	8,131	5,490
Property operating costs	9,746	6,145	3,939	4,223	3,636
Depreciation and amortization	15,105	9,490	5,552	4,675	5,752
Other expenses from managed properties(2)	—	11,040	—	10,707	—

Total operating expenses	68,341	56,402	26,350	35,990	25,157

Operating income (loss)	3,317	(2,749)	6,591	(968)	7,691
Interest expense	4,265	4,755	3,529	2,635	3,614
Income (loss) from continuing operations	(465)	(6,825)	3,167	(784)	4,189
Net income (loss)	$(465)	$(4,961)	$3,167	$1,177	$4,189
Pro forma basic loss per share(3)	$(0.02)
Pro forma diluted loss per share(3)	$(0.02)
Pro forma weighted average common shares outstanding— basic and diluted	30,262,308
Cash Flows Data:
Cash flows from:
Operating activities		$(1,727)	$6,549	$7,973	$9,276
Investing activities		$(39,809)	$(658)	$(31,360)	$(2,880)
Financing activities		$40,447	$(5,968)	$22,102	$(6,493)
Balance Sheet Data (end of period):
Total assets	$539,101	$207,963	$86,000
Total long-term debt	$123,055	$138,877	$76,035
Non-GAAP Financial Data:
EBITDA(4)	$18,422	$9,738	$12,143	$12,113	$13,443
Operating Data:
Total resorts open (end of period)	5
Total rooms (end of period)	1,325
Occupancy(5)	69.8%
Average daily rate(5)	$213.20
Revenue per available room(5)	$148.82
Total revenue per occupied room(5)	$302.29

(1)	Includes the operations of our Traverse City, Kansas City and Sheboygan resorts that opened in March 2003, May 2003 and June 2004, respectively.

(2)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by Predecessor.

(3)	Pro forma basic and diluted loss per share are computed assuming the initial public offering was consummated as of the first day of the period presented and equals pro forma net loss divided by the number of shares of our common stock outstanding after the initial public offering.

(4)	EBITDA is a supplemental non-GAAP financial measure. EBITDA is commonly defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

• a significant portion of our assets consists of property and equipment that are depreciated over their remaining useful lives in accordance with GAAP. Because depreciation and amortization are non-cash items, we believe that presentation of EBITDA is a useful measure of our operating performance;

• it is widely used in the hospitality and entertainment industries to measure operating performance without regard to items such as minority interests and gain on sale of real estate; and

• we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of items directly resulting from our asset base, primarily depreciation and amortization, from our operating results.

Our management uses EBITDA:

• as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items directly resulting from our asset base, primarily depreciation and amortization and non-recurring or unusual items, from our operating results;

• for planning purposes, including the preparation of our annual operating budget;

• as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

• as one measure in determining the value of other acquisitions and dispositions.

The covenants in our revolving credit facility require us to meet financial tests based upon EBITDA. Our revolving credit facility has customary financial and operating debt compliance covenants, such as:

• a maximum amount of indebtedness we may incur under the facility at an advance rate of 3.75 multiplied by the combined net operating income (adjusted for non-recurring items, unusual items, infrequent items and asset impairment charges) of the two resorts securing the facility;

• a maximum level of the amount of our total debt equal to 5.75 times our total EBITDA (adjusted for non-recurring items, unusual items, infrequent items, non-cash employee compensation expense and asset impairment charges);

• a minimum interest coverage ratio, representing our total EBITDA (adjusted for non-recurring items, unusual items, infrequent items, non-cash employee compensation expense and asset impairment charges) divided by our total interest expense, of 2.0;

• a minimum fixed charge coverage ratio, representing our total EBITDA (adjusted for non-recurring items, unusual items, infrequent items, non-cash employee compensation expense and asset impairment charges) divided by our total fixed charges, of 1.5; and

• limitations on our ability to pay dividends.

EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

The tables shown below reconcile net loss to EBITDA for the periods presented (dollars in thousands).

	Consolidated Pro Forma

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

Net (loss)	$(465)	$(646)
Adjustments:
Interest expense, net	4,092	3,173
Income tax expense (benefit)	(310)	(431)
Depreciation and amortization	15,105	15,327

EBITDA	$18,422	$17,423

	Predecessor

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$(4,961)	$1,177	$(4,543)	$(6,755)	$(1,177)
Adjustments:
Interest expense, net	5,130	4,205	6,542	2,920	3,468
Income tax expense	—	—	—	—	—
Depreciation and amortization	9,569	6,731	10,440	4,169	3,996

EBITDA	$9,738	$12,113	$12,439	$334	$6,287

	Dells/Sandusky

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$3,167	$4,189	$2,116	$2,822	$(2,214)
Adjustments:
Interest expense, net	3,424	3,502	4,666	4,896	5,086
Income tax expense	—	—	—	—	—
Depreciation and amortization	5,552	5,752	8,090	8,414	8,764

EBITDA	$12,143	$13,443	$14,872	$16,132	$11,636

(5)	Includes only the results for our four resorts that were open during the entire period.

(6)	As restated—see Note 11 to Predecessor’s combined financial statements.

RISK FACTORS

      Investment in our common stock involves risks. You should carefully consider the following risk factors in addition to other information contained in this prospectus before purchasing the common stock we are offering. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

We may not be able to develop new resorts or further develop existing resorts on a timely or cost efficient basis, which would adversely affect our growth strategy.

      As part of our growth strategy, we intend to develop additional resorts and to further expand our existing resorts. Development involves substantial risks, including the following risks:

•	development costs may exceed budgeted or contracted amounts;

•	delays in completion of construction;

•	failure to obtain all necessary zoning, land use, occupancy, construction, operating and other required governmental permits and authorizations;

•	changes in real estate, zoning, land use, environmental and tax laws;

•	unavailability of financing on favorable terms;

•	failure of developed properties to achieve desired revenue or profitability levels once opened;

•	competition for suitable development sites from competitors that may have greater financial resources or risk tolerance than we do; and

•	the incurrence of substantial costs in the event a development project must be abandoned prior to completion.

In particular, resort construction projects entail significant risks, including shortages of design and construction expertise, materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. There are also a limited number of suppliers and manufacturers of the equipment we use in our indoor waterparks. We may not be able to successfully manage our development to minimize these risks, and there can be no assurance that present or future developments will perform in accordance with our previous developments or our expectations.

We compete with other family vacation travel destinations and resorts.

      Our resorts compete with other forms of family vacation travel, including theme, water and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.

      We anticipate that competition within some of our markets will increase in the foreseeable future. A number of other resort operators are developing family entertainment resorts with indoor waterparks that will compete with some or all of our resorts. In particular, one of our current competitors is constructing a resort in the Sandusky market. We compete for guests and for new development sites with certain of these entities that may have greater financial resources than we do and better relationships with lenders and sellers of real estate. These entities may be able to accept more risk than we can prudently manage and may have greater marketing and financial resources. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities, significantly expand or improve resorts, including the addition of “thrill rides,” in markets in which we operate. Such events could materially adversely affect our business and results of operations.

We may not be able to manage our expected growth, which could adversely affect our operating results.

      Since 1999, we have experienced substantial growth as we have grown from operating one resort to currently owning and operating five resorts with two additional owned resorts scheduled to open in 2005 and a licensed resort that we will manage scheduled to open in 2006. We intend to continue to develop additional resorts and manage additional licensed resorts owned by third parties. Our anticipated growth could place a strain on our management, employees and operations. Our growth has increased our operating complexity and the level of responsibility for new and existing management. Our ability to compete effectively and to manage our recent and future growth effectively will depend on our ability to implement and improve financial and management information systems on a timely basis and to effect changes in our business, such as implementing internal controls to handle the increased size of our operations and hiring, training, developing and managing an increasing number of experienced management-level and other employees. Unexpected difficulties during expansion, the failure to attract and retain qualified employees or our inability to respond effectively to recent growth or plan for future expansion, could adversely affect our results of operations.

Accidents or injuries in our resorts, particularly in our waterparks, may subject us to liability, and accidents or injuries at our resorts or at competing resorts with waterparks could adversely affect our safety reputation and attendance, which would harm our business, financial condition and results of operations.

      There are inherent risks of accidents or injuries at family entertainment resorts, including accidents or injuries at waterparks, particularly for small children if their parents do not provide appropriate supervision. Despite our emphasis on safety, the lifeguards in our indoor waterparks and our other resort staff cannot prevent every accident or injury. Potential waterpark accidents and injuries include falls, cuts or other abrasions, sickness from contaminated water, injuries resulting from equipment malfunctions and drownings. One or more accidents or injuries at any of our waterparks or at other waterparks could reduce attendance at our resorts, adversely affect our safety reputation among our potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective.

      If accidents or injuries occur at any of our resorts, we may be held liable for costs related to the injuries. We maintain insurance of the type and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but there can be no assurance that our liability insurance will be adequate or available at all times and in all circumstances to cover any liability for these costs. Our business, financial condition and results of operations would be adversely affected to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

We and our predecessor entities have a history of losses and we may not be able to achieve or sustain profitability.

      Our predecessor entities incurred net losses in the nine months ended September 30, 2004 and in each of the three years ended December 31, 2003, 2002 and 2001. In addition, on a pro forma basis, we incurred a net loss for the year ended December 31, 2003 and for the nine months ended September 30, 2004. We cannot guarantee that we will become profitable. Given the increasing competition in our industry and capital intensive nature of our business, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business and financial condition.

Our business is dependent upon family vacation patterns, which may cause fluctuations in our revenues.

      Since most families with small children choose to take vacations during school breaks and on weekends, our occupancy is highest on the weekends and during months with prolonged school breaks, such as the summer months and spring break weeks in March and April. Our occupancy is lowest during May and September as children return to school following these prolonged breaks. As a result of these family vacation patterns, our revenues may fluctuate. We may be required to enter into short-term borrowings in slower periods in order to offset such fluctuations in revenues and to fund our anticipated obligations. In addition, adverse events occurring during our peak occupancy periods would have an increased impact on our results of operations.

We may not be able to attract a significant number of customers from our key target markets, which would adversely affect our business, financial condition and results of operations.

      Our strategy emphasizes attracting and retaining customers from the local, or drive-to, markets within a convenient driving distance from each of our resorts. Any resorts we develop in the future are similarly likely to be dependent primarily on the markets in the immediate vicinity of such resorts. There can be no assurance that we will be able to continue to attract a sufficient number of customers in our local markets to make our resort operations profitable. If we fail to do so, our business, financial condition and results of operations would be adversely affected.

Because we concentrate in a single industry segment, we may be adversely affected by a downturn in that industry segment.

      Our assets and operations are concentrated in a single industry segment—family entertainment resorts. Our current strategy is to expand the number of our resorts and improve our existing resorts. Therefore, a downturn in the entertainment, travel or vacation industries, in general, and the family entertainment resort segment, in particular, could have an adverse effect on our business and financial condition.

Changes in consumer spending habits may affect our growth, financial condition and results of operations.

      The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that consumer spending will not be adversely affected by economic conditions, thereby impacting our growth, financial condition and results of operations.

Increases in operating costs and other expense items could reduce our operating margins and adversely affect our growth, financial condition and results of operations.

      Increases in operating costs due to inflation and other factors may not be directly offset by increased room and other revenue. Our most significant operating costs are our labor, energy, insurance and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control. These costs represented approximately 38% and 36% of our overall costs for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively.

      Labor is our primary resort-level operating expense. As of December 31, 2004, we employed approximately 1,600 hourly-wage and salaried employees in our resorts. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including resort managers, lifeguards, waterpark maintenance professionals and resort staff, necessary to keep pace with our expansion schedule. The number of qualified individuals needed to fill these positions is in short supply in some areas. Although we have not yet experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new resorts. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

      Energy costs also account for a significant portion of our total resort-level operating expenses. The price of energy is volatile, and shortages sometimes occur. Significant increases in the cost of energy, or shortages of energy, could interrupt or curtail our operations and lower our operating margins.

      The costs for maintaining adequate insurance coverage fluctuate and are generally beyond our control. If insurance rates increase and we are not able to pass along those increased costs to our customers through higher room rates and amenity costs, our operating margins could suffer.

      Each of our resorts is subject to real and personal property taxes. The real and personal property taxes on our resorts may increase or decrease as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase and we are unable to pass these increased costs along to our customers through higher room rates and amenity costs, our financial condition and results of operations may be adversely affected.

The covenants in our revolving credit facility impose significant restrictions on us.

      The terms of our revolving credit facility impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	paying dividends or making distributions or certain other restricted payments;

•	making capital expenditures and other investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transferring or selling assets currently held by us;

•	repurchasing stock and certain indebtedness;

•	engaging in transactions with affiliates;

•	entering into any agreements that restrict dividends from our subsidiaries; and

•	engaging in mergers or consolidations.

      The failure to comply with any of these covenants could cause a default under our other debt agreements. Furthermore, our revolving credit facility contains certain financial covenants, including establishing a maximum leverage ratio and requiring us to maintain a minimum interest coverage ratio, which, if not maintained by us, would cause us to be in default under the revolving credit facility. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it.

We may not be able to obtain additional financing on favorable terms, if at all.

      We expect that we will require additional financing over time, the amount of which will depend on a number of factors, including the number of resorts we construct, additions to our current resorts and the cash flow generated by our resorts. The terms of any additional financing we may be able to procure are unknown at this time. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our then-current debt levels;

•	our then-current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

      Any future debt financing or issuances of preferred stock that we may make will be senior to the rights of holders of our common stock, and any future issuances of common stock will result in the dilution of the then-existing stockholders’ proportionate equity interest.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there are a limited number of insurers that will underwrite coverage for resorts with indoor waterparks.

      We maintain comprehensive liability, fire, flood (where appropriate) and extended coverage insurance with respect to our resorts with policy specifications, limits and deductibles that we believe are commercially reasonable for our operations and are available to businesses in our industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in, and anticipated profits and cash flow from, a resort. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss. In addition, we may not be able to obtain insurance in the future at acceptable rates, or at all, and insurance may not be available to us on favorable terms or at all, including insurance for the construction and development of our resorts, especially since there are a limited number of insurance companies that underwrite insurance for indoor waterparks.

We will be required to make certain capital expenditures to maintain the quality of our resorts, which could adversely affect our financial condition and results of operations.

      Our resorts have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on our financial condition and results of operations. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that we will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, if at all, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other entities. If we are unable to meet our capital expenditure needs, we may not be able to maintain the quality of our resorts.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

      The success of our resorts depends in part on our brands, logos and branded merchandise. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brands, logos, branded merchandise and other intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands, logos and branded merchandise to achieve and maintain market acceptance.

      We have licensed our Great Wolf Lodge brand and intend to further license the brand in international markets. While we try to ensure that the quality of our brand is maintained by our current licensee, and will be maintained by any future licensees, we cannot assure you that these licensees will not take actions that adversely affect the value of our intellectual property or reputation.

      We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. There is no guarantee that our trademark applications will be granted. In addition, the trademarks that we currently use have not been registered in all of the countries in which we do, or intend to do, business and may never be registered in all of these countries. We cannot assure you that we will be able to adequately protect our trademarks or that our use of these trademarks will not result in liability for trademark infringement, trademark dilution or unfair competition.

      We cannot assure you that all of the steps we have taken to protect our intellectual property in the United States and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Our operations may be adversely affected by extreme weather conditions and the impact of disasters.

      We currently operate, and in the future intend to operate, our resorts in a number of different markets, each of which is subject to local weather patterns and their effects on our resorts, especially our guests’ ability to travel to our resorts. Extreme weather conditions can from time to time have an adverse impact upon individual resorts or particular regions. Our resorts are also vulnerable to the effects of destructive forces, such as fire, storms, high winds and flooding and any other occurrence that could affect the supply of water or electricity to our resorts. Although our resorts are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage.

Compliance with the Americans with Disabilities Act and other governmental regulations and changes in governmental rules and regulations may adversely affect our financial condition and results of operations.

      Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. A determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate cost of compliance with the ADA.

      The resort industry is also subject to numerous federal, state and local governmental regulations including those related to building and zoning requirements, and we are subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of our resorts, including changes to building codes and fire and life safety codes, may occur. If we were required to make substantial modifications at our resorts to comply with the ADA, other governmental regulations or changes in governmental rules and regulations, our financial condition and results of operations could be adversely affected.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our resorts.

      We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and family entertainment resorts like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis or at a favorable price. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition and results of operations.

We face possible liability for environmental cleanup costs and damages for contamination related to our properties, which could adversely affect our business, financial condition and results of operations.

      Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

      Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

      We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

      Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

      On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, our work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial conditions or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental conditions and liabilities associated with the property could change in the future.

      Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Regulation of the marketing and sale of condominiums, including a prior offer of condominiums at our Blue Harbor Resort, could adversely affect our business.

      Our marketing and sales of condominium units are subject to extensive regulation by the federal government and the states in which our condominiums are marketed and sold. On a federal level, the Federal Trade Commission Act prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which we are or may be subject includes the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Practices Act and the Fair Housing Act. In addition, many states have adopted specific laws and regulations regarding the sale of condominiums. For example, certain state laws grant the purchaser the right to cancel a contract of purchase within a specified period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the seller. No assurance can be given that the cost of qualifying under condominium regulations in all jurisdictions in which we desire to conduct sales will not be significant. The failure to comply with such laws or regulations could adversely affect our business, financial condition and results of operations.

      There can be no assurance that prior or future sales of our condominium units will not be considered offers or sales of “securities” under federal law or the state law in the states where we desire to, or do, conduct sales or in which our properties are located. If such interests were considered to be securities, we would be required to comply with applicable state and federal securities laws, including laws pertaining to registration or qualification of securities, licensing of salespeople and other matters. There can be no assurance that we will be able to comply with the applicable state and federal securities requirements, and if the offers or sales of our condominium units are deemed to be offers or sales of securities, such a determination may create liabilities or contingencies that could have an adverse effect on our operations, including possible rescission rights relating to the units that have been sold, which, if exercised, could result in losses and would adversely affect our business, financial condition and results of operations.

      In particular, it is possible that the prior offer of condominiums at our Sheboygan resort by Blue Harbor Resort Condominium, LLC, a former subsidiary of Great Lakes that we refer to as Condo LLC, may not have been in compliance with federal and state securities laws. Prior to the initial public offering and the completion of the formation transactions, interests in Condo LLC held by Great Lakes were distributed to Great Lakes’ shareholders. We did not acquire Condo LLC as a part of the formation transactions. Although Condo LLC has taken steps to correct any potential securities laws issues in connection with these offers, we cannot assure you that we would not be held liable to some extent for the offers made by Condo LLC or that the indemnification obligations of the Great Lakes’ principals to us would be sufficient to cover any such liabilities.

Certain of our existing stockholders exercise considerable influence over the company.

      As of the date of this prospectus, Messrs. Lund, Neviaser, Sather, Stark and Vaccaro and Ms. Schaefer, the founding shareholders of Great Lakes, beneficially own approximately 25.1% of the outstanding shares of our common stock and, together with our other executive officers and directors as a group, beneficially own approximately 27.1% of the outstanding shares of our common stock. By reason of such holdings, these stockholders acting as a group will be able to exercise significant influence over our affairs and policies, including the election of our board of directors and matters submitted to a vote of our stockholders such as mergers and significant asset sales, and their interests might not be consistent with the interests of other stockholders.

There were no arm’s-length negotiations with respect to the terms of the formation transactions.

      There were no arm’s-length negotiations with the owners of our predecessor companies with respect to terms of the formation transactions. The agreements entered into with the owners of our predecessor companies may contain provisions that are less favorable to us than those found in similar agreements negotiated at arm’s length. In particular, the founding shareholders of our predecessor companies had significant control over the representations and warranties made to us in the formation transaction agreements, as well as the representations and warranties and indemnity cap in their indemnity agreements. In addition, the founding shareholders, who had significant influence in structuring the formation transactions, had pre-existing ownership interests in resorts and received substantial economic benefits as a result of the formation transactions. Further, in the course of structuring the formation transactions, such founding shareholders had the ability to influence the type and level of benefits that they and our other executive officers will receive from us.

We may have assumed unknown liabilities in connection with the formation transactions.

      As part of the formation transactions, we acquired our predecessor companies subject to existing liabilities, some of which may have been unknown at the time of the closing thereof. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of vendors or other persons dealing with the entities prior to the closing of the formation transactions (that had not been asserted or threatened prior thereto), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. The founding shareholders of our predecessor companies agreed to indemnify us with respect to claims for breaches of representations and warranties brought by us within one year following the completion of the initial public offering and the formation transactions, subject to certain limitations. Many liabilities may not be identified within the one-year period and we may have no recourse against the founding shareholders or these entities for such liabilities.

      With respect to each shareholder, the maximum indemnification obligation under these agreements will not exceed 35% of the value of the shares of our common stock received by that shareholder in the formation transactions based on the initial public offering price of $17.00 per share. The maximum amount of the indemnification obligations under these agreements equals approximately $45.2 million in the aggregate. To the extent required, these shareholders may fulfill the indemnity obligations under the agreements solely through delivery of shares of common stock that they own, valued at the time of delivery, or an equivalent amount of cash. However, if any of these shareholders chooses to fulfill the indemnity obligation under the agreement through the delivery of shares, the maximum number of shares such shareholder will be obligated to deliver is 35% of the number of shares such shareholder received in the formation transactions. As a result, there may be a significant shortfall in relation to the actual costs incurred from the indemnifiable event for which we will have no recourse against these shareholders. Three of the founding shareholders received personal loans that are secured by a pledge of all the shares of our common stock received by each such shareholder in the formation transactions. Accordingly, as these shares may not be available to the founding shareholders, the founding shareholders may be required to satisfy any indemnification obligations under these agreements in cash. There is no assurance that the founding shareholders will have adequate cash resources to satisfy their indemnification obligations under these agreements if necessary.

We may issue partnership interests in the future that may be dilutive to, and may have preferential rights over, our common stockholders.

      We have formed a wholly owned operating partnership to serve as the parent entity of each of the surviving resort-owning entities. We are the limited partner of the partnership and the sole general partner of the partnership is a new wholly owned subsidiary that we have formed for that purpose. We formed the operating partnership to provide flexibility for future transactions as we execute our growth strategy. We believe that the ability to issue partnership units will enable us to acquire assets from sellers seeking certain tax treatment. While we do not anticipate issuing any interests in the operating partnership in the foreseeable future, we may issue such interests in the future. These additional interests may include preferred limited partnership units. Any partnership interests that we issue may be entitled to distributions of available cash that might otherwise be allocated to the execution of our business plan or generally available for future dividends, if any. In addition, any partnership interests may be convertible into our common stock, thus having a dilutive impact to our common stockholders, and may have voting or other preferential rights relative to those of our common stockholders.

Risks Related to this Offering

Our stock price may be volatile, and you could lose all or part of your investment.

      On December 20, 2004, we completed the initial public offering. Trading markets shortly after an initial public offering have been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in the resort industry, generally, and the family entertainment resort segment, specifically;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of new properties, acquisitions or joint ventures.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above our initial public offering price or the price an investor pays for our common stock in this offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material adverse effect on our business, financial condition and operating results.

The sale of a substantial number of shares of our common stock may cause the market price of our common stock to decline.

      As of the date of this prospectus, we have outstanding 30,262,308 shares of common stock. Of these shares, the 16,100,000 shares sold in the initial public offering are freely tradable. The 14,032,896 shares issued in connection with our formation transactions and to which the registration statement of which this prospectus constitutes a part relates are subject to lock-up provisions in our bylaws that prohibit the sale of any shares for a period of 180 days after the date of the initial public offering without the prior written consent of our board of directors or chief executive officer. Subject to certain restrictions, after the end of the lock-up period and following the effectiveness of this registration statement, all of these shares are freely tradable. If our stockholders sell substantial amounts of shares of common stock in the public market, including the shares issued in connection with our formation transactions registered hereby, or upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Provisions in our certificate of incorporation, bylaws, employment agreements and Delaware law have anti-takeover effects that could prevent a change in control that could be beneficial to our stockholders, which could depress the market price of our common stock.

      Our certificate of incorporation, bylaws, employment agreements and Delaware corporate law contain provisions that could delay, defer, increase the costs of or prevent a change in control of us or our management that could be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	prohibit the right of our stockholders to act by written consent;

•	limit the calling of special meetings of stockholders;

•	impose a requirement that holders of 50% of the outstanding shares of common stock are required to amend the provisions relating to actions by written consent of stockholders and the limitations of calling special meetings; and

•	provide for payments to certain of our executive officers upon termination of employment within certain time periods before or after a change of control.

FORWARD-LOOKING STATEMENTS

      Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or the SEC, contain or will contain, forward-looking statements. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Great Wolf Resorts, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include those set forth above under the section entitled “Risk Factors.”

      We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

STRUCTURE AND FORMATION OF OUR COMPANY

Formation Transactions

      Each of the five existing resorts and the two resorts under construction that are owned and operated by us were, prior to the consummation of the initial public offering and the formation transactions, owned by a separate limited liability company. We refer to these limited liability companies as resort-owning entities. One member in each of these resort-owning entities was a separate limited liability company of which the management company was the managing member or manager. We refer to these entities as sponsor entities. In addition, investors had an ownership interest in the resort-owning entity of our Sandusky resort through a limited liability company that we refer to as Sandusky Investor LLC.

      Pursuant to the formation transactions, among other things:

•	The management company contributed its hotel management and multifamily housing management and development assets, which were unrelated to the resort business, to two subsidiaries of the management company and then distributed the interests in such subsidiaries to the former shareholders of the management company.

•	We sold an aggregate of 16,100,000 shares of our common stock in the initial public offering, and we used the net proceeds from the initial public offering to accomplish the steps listed below and also to (1) pay an aggregate of $98.1 million of the cash consideration in connection with the formation transactions; (2) repay certain indebtedness existing prior to the closing of the initial public offering and the formation transactions in the aggregate amount of approximately $76.0 million; and (3) fund $75.4 million of our future resort development costs.

•	We effected, through GWR Operating Partnership, L.L.L.P., our wholly owned operating partnership, the acquisition of each resort-owning entity, sponsor entity, Sandusky Investor LLC and the management company.

•	Pursuant to these acquisitions, members of the resort-owning entities, sponsor entities and Sandusky Investor LLC received cash, unregistered shares of our common stock or a combination of cash and unregistered shares of our common stock. Also, shareholders of the management company received unregistered shares of our common stock pursuant to the merger of the management company with and into Great Lakes Services, LLC, a wholly owned subsidiary of the operating partnership, which we refer to as Great Lakes Services.

•	We issued an aggregate of 130,949 shares of unregistered common stock to holders of tenant in common interests in our Poconos and Williamsburg resorts that are convertible into our common stock.

•	Concurrently with the consummation of the initial public offering and the formation transactions, we:

•	repaid an aggregate of approximately $76.0 million of Great Lakes’ mortgage indebtedness on two of our resorts from the net proceeds of the initial public offering;

•	refinanced existing mortgage indebtedness on two of our resorts with a total outstanding debt balance at September 30, 2004 of approximately $72.4 million; and

•	entered into a $75.0 million revolving credit facility that is secured by two of our resorts. Based upon the financial and debt service ratios that are contained in the revolving credit facility, as of the date of this prospectus, approximately $55.0 million of the revolving credit facility is available. As of the date of this prospectus, we have not drawn any amounts under this facility. We expect to use the revolving credit facility to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

•	The former employees of the management company, other than those associated solely with the non-resort businesses, became employees of Great Lakes Services.

      Messrs. Lund, Neviaser, Sather, Stark and Vaccaro and Ms. Schaefer, each of whom was a shareholder of the management company, entered into indemnity agreements with us pursuant to which they have made certain representations and warranties to us relating to the formation transactions and the status of the properties operated by the resort-owning entities. Pursuant to these indemnity agreements, these shareholders have agreed to indemnify us for a period of one year following the closing of the formation transactions if those representations and warranties are not accurate. These representations relate, among other things, to the following matters concerning Great Lakes:

•	capital structure as of the time of the formation transactions;

•	compliance with laws and possession of required authorizations;

•	possession of all required consents and approvals;

•	no breach of organizational documents or material agreements;

•	no material tax dispute or claim;

•	no payment of brokers’ or finders’ fees;

•	no bankruptcy events;

•	no material legal proceedings;

•	reasonable insurance coverage for properties;

•	liens and options and rights with respect to underlying properties;

•	no labor disputes or unfair labor practices;

•	ownership of real property and improvements thereto;

•	no material environmental liabilities;

•	no material defect in the condition of the properties;

•	accuracy of financial statements;

•	no material undisclosed liabilities, contracts or obligations;

•	no damage or loss to its underlying properties in excess of $1 million; and

•	ownership of intellectual property rights.

In addition, these shareholders have agreed to indemnify us for a period of one year against liabilities or obligations relating to claims asserted under federal or state securities laws arising out of the offer or sale of condominiums on or before the closing of the formation transactions by the management company or any affiliated entity of the management company. With respect to each shareholder, the maximum indemnification obligation under these agreements will not exceed 35% of the value of the number of shares of our common stock received by that shareholder in the formation transactions based on the initial public offering price of $17.00 per share. The maximum amount of the indemnification obligations under these agreements equals approximately $45.2 million in the aggregate. These shareholders may fulfill the indemnity obligations under the agreements solely through the delivery of shares of our common stock that they own, valued at the time of delivery, or with an equivalent amount of cash. However, if any of these shareholders chooses to fulfill the indemnity obligations under the agreement through the delivery of shares, the maximum number of shares such shareholder will be obligated to deliver is 35% of the number of shares such shareholder received in the formation transactions.

      Immediately following the completion of the initial public offering, Messrs. Lund, Neviaser and Sather received personal loans from an affiliate of Citigroup Global Markets Inc. (which served as the lead underwriter in connection with the initial public offering). These loans are full-recourse and are secured by a pledge of all the shares of our common stock received by each in the formation transactions. While some of these shares may be released from the pledge over time, they may not be available as an alternative means to satisfy an indemnification obligation under the agreements.

      In addition, GWR Operating Partnership, L.L.L.P. serves as the parent entity of each of the surviving resort-owning entities. In an effort to minimize our exposure to possible liability arising from our resort properties, we serve as the limited partner of the partnership and a wholly owned subsidiary, GWR OP General Partner, LLC, serves as the general partner of the partnership. We formed the operating partnership to provide flexibility for future transactions as we execute our growth strategy, in particular the flexibility to enter into transactions for the acquisition of property or assets where there may be tax or other advantages to the sellers of those properties or assets if we issue units in the operating partnership as consideration rather than shares of our common stock. We have not issued any interests in the operating partnership, other than interests issued to us and to GWR OP General Partner, LLC.

Consequences of the Initial Public Offering and the Formation Transactions

      At the completion of the initial public offering and the formation transactions:

•	We directly or indirectly own a fee simple interest in all of our resorts, except for a leasehold interest in our Sheboygan resort. We also are the licensor and manager of a Great Wolf Lodge resort in Niagara Falls, Ontario owned by Ripley’s that is currently under construction.

•	Purchasers of our common stock in the initial public offering own approximately 53.2% of our outstanding common stock.

•	We had incurred approximately $18.0 million of indebtedness in connection with our Williamsburg and Pocono Mountains resort developments between September 30, 2004 and the completion of the initial public offering, in addition to approximately $123.1 million of total pro forma indebtedness we had outstanding at September 30, 2004.

Benefits to Related Parties

      In connection with the formation transactions, the shareholders of the management company received material benefits, including:

•	an aggregate of 8,087,151 unregistered shares of our common stock as consideration in the formation mergers; and

•	the release of personal guarantees to repay approximately $167.1 million of indebtedness relating to the resort- owning entities. Approximately $76.0 million of this indebtedness was repaid with the proceeds of the initial public offering, approximately $72.4 million was refinanced and the remaining portion was assumed by us in connection with the formation transactions.

As of the date of this prospectus, the founding shareholders of Great Lakes beneficially own approximately 25.1% of the outstanding shares of our common stock.

      The former shareholders of Great Lakes currently hold the following positions with us:

John Emery	—	Chief Executive Officer and Director
Eric S. Lund	—	Executive Vice President of Sales and Marketing
Bruce D. Neviaser	—	Chairman of the Board
Kimberly K. Schaefer	—	Chief Brand Officer
Craig A. Stark	—	President and Director
Marc B. Vaccaro	—	Director
Thomas W. Sather	—	Mr. Sather does not hold a position with us, but holds approximately 2.6% of our shares.

      Prior to the formation transactions, these shareholders exercised managerial control over most of the resort-owning entities and the sponsor entities and had significant voting control over such entities.

      In addition, pursuant to their current employment arrangements, three members of our management received approximately $2.3 million of bonus payments in the form of lump sum cash payments effective upon the completion of the initial public offering. Approximately $2.2 million of these bonus payments were made to members of management who have joined the company in the last year. These bonuses were offered to enable us to attract these executives and to incentivize them to successfully complete the initial public offering. Approximately $2.2 million of these bonus payments were deferred pursuant to our deferred compensation plan. Pursuant to elections by these members of management to have these bonus payments track the performance of our common stock, we contributed 129,412 shares of our common stock (based on the initial public offering price of $17.00 per share) to a trust that holds assets to pay obligations under our deferred compensation plan. These deferred bonuses will be deemed to be investments in shares of our common stock. As a result, the amount of cash ultimately paid from the deferred bonuses will increase and decrease as the price of our common stock increases and decreases.

      Immediately following the completion of the initial public offering, loans in an aggregate amount equal to $11.5 million were made by an affiliate of Citigroup Global Markets Inc. (which served as lead underwriter in connection with the initial public offering) to certain founders of Great Lakes, including a loan of $6.5 million to Mr. Neviaser, a loan of $3.5 million to Mr. Lund, and a loan of $1.5 million to Mr. Sather. These loans are two-year revolving commitments with principal due at maturity. However, Mr. Neviaser’s and Mr. Lund’s loans are subject to mandatory partial prepayment on or before the date that is seven months after the closing of the loan facility if borrowings are over a specified amount. Interest, payable monthly, accrues under the loans at the prime interest rate. These loans are full-recourse to each borrower and are directly secured by a pledge of all of the shares of our common stock received by each borrower in the formation transactions. Because we do not intend to pay dividends on our common stock, these individuals entered into these loans for personal liquidity purposes. These purposes may include the repayment or refinancing of indebtedness previously incurred by these individuals in connection with their investments in Great Lakes, tax payment obligations and general working capital purposes since they no longer receive distributions that were paid on their Great Lakes investments.

USE OF PROCEEDS

      All of the shares offered hereby are being offered by the selling stockholders. We will not receive any proceeds from the offering.

MARKET PRICE INFORMATION

      Our common stock trades on the Nasdaq National Market under the symbol “WOLF.” The following table sets forth the high and low sales price of our common stock on the Nasdaq National Market for the periods presented. Our common stock began trading on the Nasdaq National Market on December 15, 2004.

Period	High	Low

2005
First Quarter*	$22.50	$20.07
2004
Fourth Quarter	$23.00	$18.65

*	Through January 20, 2005.

      As of January 20, 2005, there were 508 record holders of our common stock. On January 20, 2005, the last reported sales price of our common stock on the Nasdaq National Market was $21.59.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We are prohibited from paying cash dividends under covenants contained in the credit facility. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth Predecessor’s historical and our pro forma short-term debt and capitalization as of September 30, 2004. Our pro forma short-term debt and capitalization assumes the completion of the formation transactions, the issuance of 16,100,000 shares of our common stock in the initial public offering at the public offering price of $17.00 per share and the application of the net proceeds therefrom to:

•	pay an aggregate of $98.1 million of the cash consideration in connection with our formation transactions;

•	repay certain indebtedness existing prior to the closing of the initial public offering and the formation transactions in the aggregate amount of approximately $76.0 million; and

•	fund $75.4 million of our future resort development costs.

      You should read the capitalization table together with the sections of this prospectus entitled “Use of Proceeds,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus.

	September 30, 2004

	Predecessor	Company
	Historical	Pro Forma

	(in thousands)
Short-term debt	$6,921	$462
Long-term debt	131,956	122,593 (1)
Minority interests	2,594	—
Stockholders’ equity (Company pro forma):
Preferred stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding		—
Common stock, $0.01 par value, 250,000,000 shares authorized; 30,262,308 shares issued and outstanding		303
Additional paid-in capital		387,927
Members’ equity (Predecessor historical):
Accumulated deficit	(2,876)
Treasury stock	(824)
Members’ equity of combined entities	42,970

Total members’/stockholders’ equity	39,270	388,230

Total capitalization	$180,741	$511,285

(1)	Includes $8,063 of fixed rate debt recognized as a liability related to certain bonds issued by the City of Sheboygan and $3,985 of fixed rate debt recognized as a liability related to a loan from the City of Sheboygan. These liabilities will be satisfied by certain future maximum guaranteed amounts of real and personal property tax payments and room tax payments to be made by our Sheboygan resort.

      The pro forma number of shares outstanding excludes the following:

•	1,656,300 shares reserved for issuance upon exercise of options that were granted pursuant to our 2004 Incentive Stock Plan upon consummation of the initial public offering; and

•	1,722,920 additional shares that are reserved for future issuance under our 2004 Incentive Stock Plan.

SELECTED FINANCIAL AND OTHER DATA

      The following table sets forth selected financial and operating data on a historical basis for Great Lakes. Historical financial and other data related to Great Lakes consists of the following:

•	combined historical financial information for (1) Great Lakes’ management business, including development of, ownership interests in, and management contracts with respect to, certain non-resort hotels and multifamily housing assets, (2) the entities that own our Traverse City, Kansas City and Sheboygan operating resorts and (3) the entities that own our Williamsburg and Pocono Mountains resorts that are under construction (the “Predecessor Historical Information”); and

•	combined historical financial information for the entities that own our Wisconsin Dells and Sandusky resorts (the “Dells/Sandusky Historical Information”).

Although we were the managing member with responsibility for day-to-day operations with respect to the entities that own our Wisconsin Dells and Sandusky resorts, another party controlled those entities. Therefore, we do not combine the Dells/Sandusky Historical Information with the Predecessor Historical Information.

      We have not presented historical information for Great Wolf Resorts, Inc. in this table because we have not had any operations since our formation and because we believe that a discussion of the results of Great Wolf Resorts, Inc. would not be meaningful. We have included audited consolidated historical financial statements for Great Wolf Resorts, Inc. elsewhere in this prospectus.

      The selected Predecessor Historical Information as of September 30, 2004 and December 31, 2003 and 2002 and for the nine months ended September 30, 2004 and for each of the three years in the period ended December 31, 2003 are derived from, and are qualified in their entirety by, the Great Lakes Predecessor financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm whose report with respect thereto is included elsewhere in this prospectus. The selected Dells/Sandusky Historical Information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are derived from, and are qualified in their entirety by, the Dells/Sandusky financial statements audited by Rubin, Brown, Gornstein & Co. LLP, an independent registered public accounting firm, whose report with respect thereto is included elsewhere in this prospectus. The selected Predecessor Historical financial and operating data as of December 31, 2001, for the nine months ended September 30, 2003 and for each of the two years in the period ended December 31, 2000 and Dells/Sandusky financial and operating data as of December 31, 2001, 2000 and 1999, for each of the two years in the period ended December 31, 2000, as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 are derived from, and are qualified in their entirety by, the unaudited Great Lakes Predecessor and Dells/Sandusky Historical financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following selected financial and other data together with “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere in this prospectus.

      The unaudited summary pro forma financial and operating data for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been prepared to give pro forma effect to the initial public offering and the formation transactions as if they had occurred on January 1, 2003. The unaudited pro forma balance sheet data at September 30, 2004 has been prepared to give effect to the initial public offering and the formation transactions as if they had occurred on September 30, 2004. The unaudited summary combined pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the initial public offering and the formation transactions actually been consummated on January 1, 2003 and do not purport to indicate results of operations as of any future date or for any future period. You should read the summary combined pro forma data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,

	2003			2002		2001		2000		1999

	Consolidated		Dells/		Dells/		Dells/		Dells/		Dells/
	Pro Forma	Predecessor(1)(5)	Sandusky	Predecessor	Sandusky	Predecessor	Sandusky	Predecessor	Sandusky	Predecessor	Sandusky

	(dollars in thousands, except per share amounts)
Statement of Operations:
Revenues:
Rooms	$47,973	$20,231	$29,172	$1,454	$28,995	$1,619	$25,650	$1,781	$15,627	$1,786	$1,605
Food, beverage and other	20,947	9,580	11,546	234	11,432	482	8,988	173	4,811	114	632
Management and other fees	—	3,109	—	3,329	—	3,022	—	4,070	—	4,038	—
Other revenue from managed properties(2)	—	14,904	—	14,808	—	13,286	—	9,456	—	5,556	—

Total revenues	68,920	47,824	40,718	19,825	40,427	18,409	34,638	15,480	20,438	11,494	2,237

Operating expenses:
Departmental expenses
Rooms	7,576	3,591	4,311	321	4,453	356	4,011	385	2,503	332	299
Food, beverage and other	17,589	8,722	9,009	144	9,043	153	7,500	150	4,120	145	581
Other operating expenses:
Selling, general and administrative	16,080	11,706	7,557	4,356	6,542	4,056	7,629	5,384	2,091	3,963	410
Property operating costs	10,252	5,671	4,969	901	4,257	275	3,862	255	2,499	257	278
Depreciation and amortization	15,327	8,045	8,090	602	8,414	531	8,764	326	5,363	518	912
Other expenses from managed properties(2)	—	14,904	—	14,808	—	13,286	—	9,456	—	5,556	—

Total operating expenses	66,824	52,639	33,936	21,132	32,709	18,657	31,766	15,956	16,576	10,771	2,480

Operating income (loss)	2,096	(4,815)	6,782	(1,307)	7,718	(248)	2,872	(476)	3,862	723	(243)
Interest income	(145)	(55)	(152)	(89)	(159)	(77)	(230)	—	(227)	(4)	—
Interest expense	3,318	4,758	4,818	560	5,055	792	5,316	1,062	3,711	903	548
(Gain) loss on sale of real estate	—	—	—	13	—	(96)	—	(11)	—	36	—
Interest on mandatorily redeemable shares	—	(3,136)	—	4,479	—	390	—	—	—	—	—
Distributions in excess of minority interest capital	—	—	—	53	—	—	—	—	—	—	—
Minority interests	—	425	—	89	—	(669)	—	149	—	—	—

Income (loss) before income taxes	(1,077)	(6,807)	2,116	(6,412)	2,822	(588)	(2,214)	(1,676)	378	(212)	(791)
Income tax benefit	(431)	—	—	—	—	—	—	—	—	—	—

Income (loss) from continuing operations	(646)	(6,807)	2,116	(6,412)	2,822	(588)	(2,214)	(1,676)	378	(212)	(791)
Income (loss) from discontinued operations	—	1,804	—	(343)	—	(256)	—	(1,079)	—	(33)	—

Income (loss) before cumulative effect of change in accounting principle	(646)	(5,003)	2,116	(6,755)	2,822	(844)	(2,214)	(2,755)	378	(245)	(791)
Cumulative effect of change in accounting principle	—	460	—	—	—	(333)	—	—	—	—	—

Net income (loss)	$(646)	$(4,543)	$2,116	$(6,755)	$2,822	$(1,177)	$(2,214)	$(2,755)	$378	$(245)	$(791)

Pro forma basic loss per share(3)	$(0.02)
Pro forma diluted loss per share(3)	$(0.02)
Pro forma weighted average common shares outstanding—basic and diluted	30,262,308
Cash Flows:
Cash flows from:
Operating activities		$8,126	$10,866	$376	$11,360	$5,580	$9,285
Investing activities		$(64,280)	$(4,753)	$(46,276)	$(5,323)	$(9,166)	$(39,189)
Financing activities		$54,854	$(6,392)	$49,797	$(7,155)	$2,822	$31,131
Balance Sheet Data (end of period):
Total assets		$173,494	$90,365	$106,751	$93,638	$54,191	$97,314	$51,342	$63,921	$6,519	$68,596
Total long-term debt		$105,841	$77,828	$42,764	$78,050	$14,643	$76,360	$10,589	$49,388	$4,572	$49,500
Long-term debt secured by assets held for sale		$14,220		$31,564		$34,193		$33,274		$2,114
Non-GAAP financial measures:
EBITDA	$17,423 (4)	$12,439 (4)	$14,872 (4)	$334 (4)	$16,132 (4)	$6,287 (4)	$11,636 (4)	$431	$9,225	$1,178	$669

	Nine Months Ended September 30,

	2004			2003

	Consolidated		Dells/		Dells/
	Pro Forma	Predecessor(1)	Sandusky	Predecessor(1)	Sandusky

	(dollars in thousands, except per share amounts)
Statement of Operations:
Revenues:
Rooms	$49,595	$27,137	$23,702	$14,869	$23,682
Food, beverage and other	22,063	12,979	9,239	6,931	9,166
Management and other fees	—	2,497	—	2,515	—
Other revenue from managed properties(2)	—	11,040	—	10,707	—

Total revenues	71,658	53,653	32,941	35,022	32,848

Operating expenses:
Departmental expenses
Rooms	7,190	4,134	3,342	2,392	3,336
Food, beverage and other	17,763	10,579	7,335	5,862	6,943
Other operating expenses:
Selling, general and administrative	18,537	15,014	6,182	8,131	5,490
Property operating costs	9,746	6,145	3,939	4,223	3,636
Depreciation and amortization	15,105	9,490	5,552	4,675	5,752
Other expenses from managed properties(2)	—	11,040	—	10,707	—

Total operating expenses	68,341	56,402	26,350	35,990	25,157

Operating income (loss)	3,317	(2,749)	6,591	(968)	7,691
Interest income	(173)	(202)	(105)	—	(112)
Interest expense	4,265	4,755	3,529	2,635	3,614
Gain on sale of real estate	—	(1,653)	—	—	—
Interest on mandatorily redeemable shares	—	1,075	—	(3,220)	—
Distributions in excess of minority interest capital	—	48	—	—
Minority interests	—	53	—	401	—

Income (loss) before income taxes	(775)	(6,825)	3,167	(784)	4,189
Income tax benefit	(310)	—	—	—	—

Income (loss) from continuing operations	(465)	(6,825)	3,167	(784)	4,189
Income from discontinued operations	—	1,864	—	1,501	—

Income (loss) before cumulative effect of change in accounting principle	(465)	(4,961)	3,167	717	4,189
Cumulative effect of change in accounting principle	—	—	—	460	—

Net income (loss)	$(465)	$(4,961)	$3,167	$1,177	$4,189

Pro forma basic earnings per share(3)	$(0.02)
Pro forma diluted earnings per share(3)	$(0.02)
Pro forma weighted average common shares outstanding—basic and diluted	30,262,308
Cash Flows:
Cash flows from:
Operating activities		$(1,727)	$6,549	$7,973	$9,276
Investing activities		$(39,809)	$(658)	$(31,360)	$(2,880)
Financing activities		$40,447	$(5,968)	$22,102	$(6,493)
Balance Sheet Data:
Total assets	$539,101	$207,963	$86,000
Total long-term debt	$123,055	$138,877	$76,035
Non-GAAP Financial Measures:
EBITDA(4)	$18,422	$9,738	$12,143	$12,113	$13,443

(1)	Includes the operations of three resorts that opened in March 2003, May 2003 and June 2004, respectively.
(2)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by Predecessor.
(3)	Pro forma basic and diluted earnings (loss) per share are computed assuming the initial public offering was consummated as of the first day of the period presented and equals pro forma net income (loss) divided by the number of shares of our common stock outstanding after the initial public offering.
(4)	See reconciliation to net income (loss) in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures.”
(5)	As restated—see Note 11 to Predecessor’s combined financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the “Selected Financial and Other Data,” the audited combined financial statements of Great Lakes Predecessor as of September 30, 2004 and December 31, 2003 and 2002 and for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, the audited combined financial statements of the Wisconsin Dells and Sandusky resorts as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, the unaudited combined financial statements of Great Lakes Predecessor for the nine months ended September 30, 2003 and the unaudited combined financial statements of the Wisconsin Dells and Sandusky resorts as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 appearing elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the formation transactions and the initial public offering. The effects are reflected in the pro forma condensed consolidated financial statements appearing elsewhere in this prospectus. All dollar amounts in this discussion, except for operating statistics, are in thousands. As discussed in Note 11 to Predecessor’s combined financial statements, the Predecessor’s December 31, 2003 combined financial statements have been restated. The accompanying management’s discussion and analysis gives effect to that restatement.

Overview

      Business. We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts are open year-round and provide a consistent and comfortable environment where our guests can enjoy our various amenities and activities.

      We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. We earn revenues through the sale of rooms, which includes admission to our indoor waterpark, and other revenue-generating resort amenities. Each of our resorts features a combination of the following revenue-generating amenities: themed restaurants, an ice cream shop and confectionery, full-service spa, game arcade, gift shop and meeting space. We also expect to generate revenues from licensing arrangements, management fees and construction fees with respect to properties owned by third parties, such as the licensing agreement we have entered into and management arrangement we have agreed to enter into with Ripley’s in connection with the Niagara Falls, Ontario resort.

      The following table presents an overview of our portfolio of operating resorts and resorts under construction (including the Niagara resort that will be owned by a third party licensee):

				Indoor
	Opened/			Entertainment
	Target			Area
Location	Opening	Rooms		(approx. ft2) (1)

Existing Resorts:
Wisconsin Dells, WI	May 1997(2)	309		64,000
Sandusky, OH (3)	March 2001	271		41,000
Traverse City, MI	March 2003	281		51,000
Kansas City, KS	May 2003	281		49,000
Sheboygan, WI (4)	June 2004	183	(5)	54,000
Resorts Under Construction:
Williamsburg, VA	Spring 2005	301		66,000
Pocono Mountains, PA	Fall 2005	400		91,000
Niagara Falls, ONT (6)	Spring 2006	404		94,000

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, 3D virtual reality theatre, Wiley’s Woods and party room in the resorts that have such amenities.
(2)	Great Lakes purchased this property in November 1999.
(3)	Prior to May 2004, we operated this resort as a Great Bear Lodge.
(4)	Our Sheboygan property is branded as a Blue Harbor Resort. This resort is subject to a 98-year and 11-month ground lease with the Redevelopment Authority of the City of Sheboygan.
(5)	Our Sheboygan resort includes an additional 64 individually owned two and four bedroom condominium units.
(6)	Ripley’s, our licensee, owns this resort. We are assisting Ripley’s with construction management and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort and other intellectual property for ten years after opening. We have agreed to enter into a management agreement, pursuant to which we expect to operate the resort on behalf of Ripley’s for five years, and a central reservations agreement. In conjunction with this project, we expect to receive a one-time construction fee and ongoing license, central reservation and management fees.

      Revenue and Key Performance Indicators. We seek to generate positive cash flows and net income from each of our owned resorts. Our rooms revenue represents sales to guests of room nights at our resorts, and is the largest contributor to our cash flows and profitability. Rooms revenue accounted for approximately 70% of our total resort revenue for the year ended December 31, 2003. We employ sales and marketing efforts to increase overall demand for rooms at our resorts. We seek to optimize the relationship between room rates and occupancies through the use of yield management techniques that attempt to project demand in order to selectively increase room rates during peak demand. These techniques are designed to assist us in managing our higher occupancy nights to achieve maximum rooms revenue, and include such practices as: monitoring our historical trends for occupancy and estimating our high occupancy nights; offering the highest discounts to previous guests in off-peak periods to build customer loyalty and enhance our ability to charge higher rates in peak periods; structuring rates to allow us to offer our previous guests the best rate while simultaneously working with a promotional partner or offering internet specials; monitoring sales of room types daily to evaluate the effectiveness of offered discounts; and offering specials on standard suites and yielding better rates on larger suites when standard suites sell out. In addition, we seek to maximize the amount of time and money spent on-site by our guests by providing a variety of revenue-generating amenities.

      We have several key indicators that we use to evaluate the performance of our business. These indicators include the following:

•	occupancy;

•	average daily room rate, or ADR;

•	revenue per available room, or RevPAR;

•	total revenue per available room, or Total RevPAR;

•	total revenue per occupied room, or Total RevPOR; and

•	EBITDA.

      Occupancy, ADR and RevPAR are commonly used measures within the hospitality industry to evaluate hotel operations.

•	Occupancy is the average daily percentage of available rooms that are sold.

•	ADR is the average daily room rate charged and is calculated by dividing total rooms revenue by total occupied rooms.

•	RevPAR is the product of occupancy and ADR.

Occupancy allows us to measure the general overall demand for rooms at our resorts and the effectiveness of our sales and marketing strategies. ADR allows us to measure the effectiveness of our yield management strategies. ADR and RevPAR only include rooms revenue. Total RevPOR and Total RevPAR include both rooms revenue and other revenue derived from food and beverage and other amenities at our resorts. We consider Total RevPOR and Total RevPAR to be key performance indicators for our business because we derive a significant portion of our revenue from food and beverage and other amenities. For the year ended December 31, 2003 and the nine months ended September 30, 2004, approximately 30% and 31%, respectively of our total revenues consisted of non-rooms revenue.

      We use RevPAR and Total RevPAR to evaluate the blended effect that changes in occupancy, ADR and Total RevPOR have on our profitability. We focus on increasing ADR and Total RevPOR because those increases can have the greatest positive impact on our profitability. In addition, we seek to maximize occupancy, as increases in occupancy generally lead to greater total revenues at our resorts, and maintaining certain occupancy levels is key to covering our fixed costs. Increases in total revenues as a result of higher occupancy are, however, typically accompanied by additional incremental costs (including housekeeping services, utilities and room amenity costs). In contrast, increases in total revenues from higher ADR and Total RevPOR are typically accompanied by lower incremental costs, and result in a greater increase in profitability.

      We also use EBITDA as a measure of the operating performance of each of our resorts. EBITDA is a supplemental financial measure, and is not defined by accounting principles generally accepted in the United States of America, or GAAP. EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA: (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP (such as total revenues, operating profit and earnings per share). See “Non-GAAP Financial Measures” for further discussion of our use of EBITDA and a reconciliation to net income.

      Formation. We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc. and a number of its related entities, which we refer to collectively as Great Lakes. Great Lakes has developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Immediately prior to the closing of the initial public offering, Great Lakes had two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania, and has licensed a resort owned by a third party that is under construction in Niagara Falls, Ontario (Canada). After completion of the initial public offering and the formation transactions, we became the owner and operator of each of these resorts, other than the Niagara Falls resort, and are the manager of all eight resorts.

      We have set forth below a discussion of the historical operations of Great Lakes since we have not had any meaningful operations since our formation and because we believe that a discussion of the results of Great Wolf Resorts, Inc. would not be meaningful.

      Industry Trends and Outlook. While no standard industry definition for a family entertainment resort featuring an indoor waterpark has developed, we generally consider resorts with at least 200 rooms featuring indoor waterparks larger than 25,000 square feet, as well as a variety of water slides and other water-based attractions, to be competitive with our resorts. The concept of a family entertainment resort with an indoor waterpark was first introduced in Wisconsin Dells, Wisconsin and has evolved there over the past 15 years. We believe those resorts have historically outperformed standard hotels in that market. We believe that the rate premiums and increased market share in Wisconsin Dells have been significant and that no other operator or developer other than Great Lakes has established a regional portfolio of family entertainment resorts featuring indoor waterparks. We intend to continue to expand our portfolio of owned resorts throughout the United States and to selectively seek licensing and management opportunities domestically and internationally. The resorts we are currently constructing and plan to develop in the future require significant industry knowledge and substantial capital resources. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts that will compete directly with our resorts. In particular, one of our current competitors is constructing a resort in Sandusky and another competitor is constructing a resort near Traverse City.

      We believe there are characteristics of the domestic travel and leisure industry that indicate families favor frequent, short, drive-to vacations. According to the Travel Industry Association of America, or TIA, from 1994 to 2003 the number of domestic leisure trips taken by families grew from approximately 96 million trips in 1994 to 154 million trips in 2003. In 2003, approximately 45% of leisure trips lasted one to two nights. The primary mode of transportation for 77% of the overnight leisure trips in 2003 was by automobile. We believe these statistics provide evidence that our segment of the travel and leisure industry has strong demand characteristics that make our family entertainment resorts attractive to leisure travelers.

      Our primary business objective is to increase long-term stockholder value. We believe we can increase stockholder value by executing our internal and external growth strategies. Our primary internal growth strategies are to: maximize total resort revenue; minimize costs by leveraging our economies of scale; and build upon our existing brand awareness and loyalty in order to compete more effectively. Our primary external growth strategies are to: capitalize on our first-mover advantage by being the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets; focus on development and strategic growth opportunities by seeking to develop and open at least two new owned resorts in target markets each year for the next several years and target selective licensing opportunities; and continue to innovate by leveraging our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers.

      In attempting to execute our internal and external growth strategies, we are subject to a variety of business challenges and risks. These challenges include: development and licensing of properties; increases in costs of constructing, operating and maintaining our resorts; competition from other entertainment companies, both within and outside our industry segment; and external economic risks, including family vacation patterns and trends. We seek to meet these challenges by providing sufficient management oversight to site selection, development and resort operations, concentrating on growing and strengthening awareness of our brand and demand for our resorts, and maintaining our focus on safety.

Great Lakes Predecessor Combined Historical Financial Information

      The Great Lakes Predecessor, or Predecessor, combined historical financial information includes the following:

•	The Great Lakes Companies, Inc. and its consolidated subsidiaries, including development of, ownership interests in, and management contracts with respect to, resorts (“resort activity”) and certain non-resort hotels and multifamily housing development and management assets (“non-resort activity”);

•	the entities that own our Traverse City, Kansas City and Sheboygan operating resorts; and

•	the entities that own our Williamsburg and Pocono Mountains resorts that are under construction.

      The Traverse City, Kansas City and Sheboygan resorts opened in March 2003, May 2003 and June 2004, respectively. Therefore, Predecessor’s historical results of operations only reflect operating results for Traverse City, Kansas City and Sheboygan for those periods after the resort opening dates.

      Predecessor’s financial statements do not include the entities that own the Wisconsin Dells and Sandusky operating resorts as those entities are controlled by affiliates of AIG SunAmerica.

      Revenues. Predecessor’s revenues consist of the following:

•	lodging revenue, which consists of rooms, food and beverage and other department revenues from its consolidated and combined hotels and resorts;

•	management fee revenue from both resort activity and non-resort activity, which includes fees received under its management agreements; and

•	other revenue, which consists of accounting fees, development fees, central reservation fees, construction management fees and other fees.

      Predecessor employs the staff at its managed properties. Under its management agreements, the hotel and resort owners reimburse Predecessor for payroll, benefits and certain other costs related to the operations of the managed properties. Emerging Issues Task Force, or EITF, Issue No. 01-14, “Income Statement Characteristics of Reimbursements for Out-of-pocket Expenses,” establishes standards for accounting for reimbursable expenses in Predecessor’s income statement. Under this pronouncement, the reimbursement of payroll, benefits and costs is recorded as revenue on Predecessor’s statement of operations, with a corresponding expense recorded as “other expenses from managed properties.”

      Operating Expenses. Predecessor’s departmental operating expenses consist of rooms, food and beverage and other department expenses.

      Predecessor’s other operating expenses include the following items:

•	selling, general and administrative expenses, which are associated with the management of hotels and resorts and which consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;

•	property operation and maintenance expenses;

•	depreciation and amortization; and

•	other expenses from managed properties, which are recorded as an expense in accordance with EITF 01-14.

Dells/Sandusky Combined Historical Financial Information

      The Dells/Sandusky combined historical financial information includes the entities that own our Wisconsin Dells and Sandusky operating resorts.

      Revenues. Dells/Sandusky’s revenues consist of lodging revenue, which consists of rooms, food and beverage and other department revenues from its resorts.

      Operating Expenses. Dells/Sandusky’s departmental operating expenses consist of rooms, food and beverage and other department expenses.

      Dells/Sandusky’s other operating expenses include the following items:

•	selling, general and administrative expenses, which consists primarily of sales and marketing, finance, information technology support, human resources and other support services;

•	property operation and maintenance expenses; and

•	depreciation and amortization.

Great Wolf Resorts Consolidated Pro Forma Financial Information

      Our consolidated pro forma financial information includes:

•	the Predecessor combined historical financial information as described above, giving effect to the spin-off from Predecessor’s combined historical financial information of Predecessor’s non-resort activity;

•	the Dells/Sandusky combined historical financial information as described above; and

•	adjustments to give effect to the initial public offering and the formation transactions as if they had occurred at the beginning of the periods presented.

      Revenues. Our revenues consist of lodging revenue, which includes rooms, food and beverage, and other department revenues from our resorts.

      Operating Expenses. Our departmental operating expenses consist of rooms, food and beverage and other department expenses.

      Our other operating expenses include the following items:

•	selling, general and administrative expenses, which are associated with the management of resorts and which consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;

•	property operation and maintenance expenses; and

•	depreciation and amortization.

Critical Accounting Policies and Estimates

      The preparation of our consolidated financial statements and our financial reporting process involve the use of accounting estimates based on our current judgments. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ from our current judgments.

      Investments in Property and Equipment. We record investments in property and equipment at cost. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

      Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	40 years
Land improvements	15 years
Fixtures and equipment, including waterpark equipment	3-10 years

      We are required to make subjective assessments as to these useful lives for purposes of determining the amount of depreciation and amortization to record annually with respect to our investments in property and equipment. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in property and equipment we would depreciate and amortize such investments over fewer years, resulting in more depreciation and amortization expense and lower net income on an annual basis.

      When circumstances, such as adverse market conditions, indicate the carrying values of a long-lived asset may be impaired, we perform an analysis to review the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income.

      We are required to make subjective assessments as to the fair value of assets and liabilities in connection with purchase accounting adjustments recorded related to real estate we acquire, including the resorts acquired through the formation transactions which are accounted for by the purchase method of accounting. For resorts acquired subsequent to June 30, 2001, the effective date of Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” this includes allocating the acquisition value among the property and equipment and identifiable intangible assets acquired.

      Carrying Value of Goodwill. As a result of the formation transactions, we recorded approximately $213,000 of goodwill on our balance sheet. On an annual basis, we perform an analysis to determine any impairment of the carrying value of goodwill. To test goodwill for impairment, we analyze the fair value of the individual resort to which the goodwill is assigned to the carrying value of that resort. If the analysis indicates that the carrying value is less than the fair value of the individual resort, we compare the implied fair value of the resort’s goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the individual resort to all the assets and liabilities of that resort as if it had been acquired in a business combination. The excess of the fair value of the individual resort over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying value, an impairment loss is recognized. Any impairment losses are recorded as operating expenses, which reduce net income.

Non-GAAP Financial Measures

      We use EBITDA as a measure of our operating performance. EBITDA is a supplemental non-GAAP financial measure. EBITDA is commonly defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization.

      EBITDA as calculated by us is not necessarily comparable to similarly titled measures by other companies. In addition, EBITDA (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

      We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	a significant portion of our assets consists of property and equipment that are depreciated over their remaining useful lives in accordance with GAAP. Because depreciation and amortization are non-cash items, we believe that presentation of EBITDA is a useful measure of our operating performance;

•	it is widely used in the hospitality and entertainment industries to measure operating performance without regard to items such as minority interests and gain on sale of real estate; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of items directly resulting from our asset base, primarily depreciation and amortization, from our operating results.

      Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items directly resulting from our asset base, primarily depreciation and amortization and non-recurring or unusual items, from our operating results;

•	for planning purposes, including the preparation of our annual operating budget;

•	as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

•	as one measure in determining the value of other acquisitions and dispositions.

Covenants in our revolving credit facility also require us to meet financial tests based upon EBITDA.

      Using a measure such as EBITDA has material limitations. These limitations include the difficulty associated with comparing results among companies and the inability to analyze certain significant items, including depreciation and interest expense, which directly affect our net income or loss. Management compensates for these limitations by considering the economic effect of the excluded expense items independently, as well as in connection with its analysis of net income.

      The tables shown below reconcile net loss to EBITDA for the periods presented.

	Consolidated Pro Forma

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

Net (loss)	$(465)	$(646)
Adjustments:
Interest expense, net	4,092	3,173
Income tax expense (benefit)	(310)	(431)
Depreciation and amortization	15,105	15,327

EBITDA	$18,422	$17,423

	Predecessor

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$(4,961)	$1,177	$(4,543)	$(6,755)	$(1,177)
Adjustments:
Interest expense, net	5,130	4,205	6,542	2,920	3,468
Income tax expense	—	—	—	—	—
Depreciation and amortization	9,569	6,731	10,440	4,169	3,996

EBITDA	$9,738	$12,113	$12,439	$334	$6,287

	Dells/Sandusky

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net income (loss)	$3,167	$4,189	$2,116	$2,822	$(2,214)
Adjustments:
Interest expense, net	3,424	3,502	4,666	4,896	5,086
Income tax expense	—	—	—	—	—
Depreciation and amortization	5,552	5,752	8,090	8,414	8,764

EBITDA	$12,143	$13,443	$14,872	$16,132	$11,636

Great Lakes Predecessor Historical Results of Operations

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

      The following table shows key operating statistics for Predecessor’s Traverse City and Kansas City resorts for the nine months ended September 30, 2004 and 2003:

	2004	2003	Change

Occupancy	70.5%	69.8%	0.7%
ADR	$210.54	$205.78	$4.76
RevPAR	$148.49	$143.55	$4.94
Total RevPAR	$214.87	$214.52	$0.35
Total RevPOR	$304.65	$307.51	$(2.86)

      The Traverse City, Kansas City and Sheboygan resorts opened in March 2003, May 2003 and June 2004, respectively. As a result, comparisons of changes in total revenue, rooms revenue and other revenue between the nine-month periods ended September 30, 2004 (during which two resorts were open for the entire period and one resort opened) and September 30, 2003 (during which two resorts opened) are not meaningful.

      Revenues. Total revenues increased $18,631 to $53,653 for the first nine months of 2004 compared to $35,022 for the first nine months of 2003. This increase was primarily due to:

•	The commencement of operations at the Great Wolf Lodge in Traverse City, Michigan, which opened in March 2003. This resort had revenues of $18,445 in the first nine months of 2004 as compared to $13,927 in the first nine months of 2003, an increase of $4,518;

•	The commencement of operations at the Great Wolf Lodge in Kansas City, Kansas, which opened in May 2003. This resort had revenues of $14,643 in the first nine months of 2004 compared to $6,588 in the first nine months of 2003, an increase of $8,055; and

•	The commencement of operations at the Blue Harbor Resort in Sheboygan, Wisconsin, which opened in June 2004. This resort had revenues of $5,630 in the first nine months of 2004.

      Operating expenses. Total departmental expenses increased $6,459 to $14,713 for the first nine months of 2004 compared to $8,254 for the first nine months of 2003, primarily due to the opening of the Traverse City, Kansas City and Sheboygan resorts in March 2003, May 2003 and June 2004, respectively.

      Total other operating expenses increased $13,953 to $41,689 for the first nine months of 2004, compared to $27,736 for the first nine months of 2003. This increase was primarily due to:

•	Selling, general and administrative expenses increased $6,883 to $15,014 for the first nine months of 2004 from $8,131 for the first nine months of 2003, primarily due to the effect of the Traverse City and Kansas City resorts opening in 2003 and the Sheboygan resort opening in 2004, and due to the effect of additional labor costs at The Great Lakes Companies due to increases in staffing.

•	Property operating costs increased $1,922 to $6,145 for the first nine months of 2004 from $4,223 in the first nine months of 2003, primarily due to the effect of the Traverse City and Kansas City resorts opening in 2003 and the Sheboygan resort opening in 2004.

•	Depreciation and amortization expense increased $4,815 to $9,490 for the first nine months of 2004 from $4,675 for the first nine months of 2003. This increase resulted from:

•	the purchases or placement into service of property and equipment during 2003, primarily at the Traverse City and Kansas City resorts that opened in 2003, and the related increase in depreciation taken on those assets; and

•	the purchases or placement into service of property and equipment in 2004, primarily at the Sheboygan resort that opened in 2004, and the related increase in depreciation taken on those assets.

      Operating (loss). Operating (loss) for the first nine months of 2004 increased $1,781 to $(2,749) from $(968) for the first nine months of 2003.

      Net income (loss). Net income decreased $6,138 to $(4,961) for the first nine months of 2004 from $1,177 in the first nine months of 2003. This decrease was due to the following:

•	Net interest expense increased $1,918 to $4,553 in the first nine months of 2004 from $2,635 in the first nine months of 2003. This increase was due primarily to increased debt levels as a result of finishing construction of the Traverse City and Kansas City resorts during 2003 and the Sheboygan resort in 2004.

•	Interest on mandatorily redeemable ownership interests increased $4,295 from $(3,220) in the first nine months of 2003 to $1,075 in the first nine months of 2004. This increase was due to an increase in the redemption value of certain mandatorily redeemable equity interests in the first nine months of 2004. Predecessor treated the following as mandatorily redeemable financial instruments:

•	Class A and Class B shares of The Great Lakes Companies, Inc. that are obligated to be redeemed in cash if a shareholder dies or incurs certain triggering events. The redemption price is calculated based on a formula with The Great Lakes Companies, Inc.’s net operating income and a multiple based on the type of triggering event. The shares contain restrictions on transfers and sales by the shareholders.

•	Class B Units of Great Wolf Lodge of Kansas City, LLC that are required to be redeemed in cash no later than the fifth anniversary date of the operating commencement date of the Kansas City resort. The redemption price is based on the greater of fair value or an internal rate of return.

•	A cumulative effect of change in accounting principle of $460 related to the adoption of SFAS No. 150 was recorded in 2003. This gain resulted from recording at fair market value the value of certain mandatorily redeemable equity interests.

      This decrease was partially offset by:

•	A gain on sale of real estate of $1,653 in the first nine months on 2004 from the sales of land owned in Ontario, Canada and Beckley, West Virginia.

•	Income from discontinued operations increased $363 to $1,864 in the first nine months of 2004 from $1,501 in the first nine months of 2003, due to the sale of certain hotel assets in 2003 for a larger gain than hotel assets sold in 2004.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      Revenues. Total revenues increased $27,999 to $47,824 for 2003 compared to $19,825 for 2002. This increase was primarily due to:

•	the commencement of operations at the Great Wolf Lodge in Traverse City, Michigan, which opened in March 2003. This property produced revenues of $18,232 in 2003; and

•	the commencement of operations at the Great Wolf Lodge in Kansas City, Kansas, which opened in May 2003. This property produced revenues of $9,971 in 2003.

      Operating expenses. Total departmental expenses increased $11,848 to $12,313 for 2003 compared to $465 for 2002, primarily due to the commencement of operations of the Traverse City and Kansas City resorts during 2003. The Traverse City resort had $7,167 of rooms, food and beverage and other expenses in 2003. The Kansas City resort had $5,054 of similar departmental expenses in 2003. These increases in departmental operating expenses were partially offset by the reduced expenses from the sale of the Manassas Country Inn & Suites, the Manassas Fairfield Inn and the Hampton Inn & Suites Warwick during 2003.

      Total other operating expenses increased $19,659 to $40,326 for 2003, compared to $20,667 for 2002. This increase was primarily due to:

•	Selling, general and administrative expenses increased by $7,350 to $11,706 for 2003 from $4,356 for 2002, primarily due to the effect of the Traverse City and Kansas City resorts commencing operations in 2003.

•	Property operating costs increased $4,770 to $5,671 for 2003 from $901 in 2002, primarily due to the effect of the Traverse City and Kansas City resorts commencing operations in 2003.

•	Depreciation and amortization expense increased by $7,443 to $8,045 for 2003 from $602 for 2002. This increase resulted from the purchases or placement into service of property, plant and equipment during 2003, primarily at the Traverse City and Kansas City resorts that commenced operations in 2003, and the related increase in depreciation taken on those assets.

•	Other expenses from managed properties increased $96 to $14,904 for 2003 from $14,808 for 2002 due to increased payroll costs at managed properties.

      Operating (loss). Operating (loss) for 2003 increased $3,508 to $(4,815) from $(1,307) for 2002.

      Net (loss). Net (loss) decreased $2,212 to $(4,543) in 2003 from $(6,755) in 2002. This decrease was primarily due to the following:

•	Distributions in excess of minority interest capital decreased $53 from $53 in 2002 to $0 in 2003. This change was due to decreased amounts of distributions in 2003 as compared to 2002.

•	Interest on mandatorily redeemable ownership interests was $(3,136) in 2003 and $4,479 in 2002, due to the adoption of SFAS No. 150 on July 1, 2003 and the marking to fair value of the derivative instruments related to the mandatorily redeemable ownership interests.

•	Income (loss) from discontinued operations increased $2,147 to $1,804 for 2003 from $(343) for 2002. SFAS No. 144 requires the net activity of assets held for sale or disposed of during a fiscal period to be classified as discontinued operations. The income from discontinued operations increased significantly in 2003 as a result of gains on sale of the Manassas Country Inn & Suites, the Manassas Fairfield Inn and the Hampton Inn & Suites Warwick during 2003.

•	A cumulative effect of change in accounting principle of $460 related to the adoption of SFAS No. 150 was recorded in 2003. This gain resulted from recording at fair market value the value of certain mandatorily redeemable equity interests.

      This decrease was partially offset by the increase in operating (loss), as well as:

•	Net interest expense increased $4,232 to $4,703 in 2003 from $471 in 2002. This increase was due primarily to increased debt levels as a result of finishing construction of the Traverse City and Kansas City resorts during 2003.

•	Minority interests increased $336 to $425 in 2003 from $89 in 2002 due to higher levels of earnings before minority interests.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      Revenues. Total revenues increased $1,416 to $19,825 for 2002 compared to $18,409 in 2001. This increase was primarily due to higher management fee revenue and other revenue from managed properties in 2002 due to increased revenues at managed hotels.

      Operating expenses. Total department expenses decreased $44 to $465 in 2002 from $509 in 2001. This decrease was primarily due to the sale of an office building in 2002.

      Total other operating expenses increased $2,519 to $20,667 for 2002 compared to $18,148 for 2001. This increase was primarily due to:

•	Selling, general and administrative expenses increased $300 to $4,356 for 2002 from $4,056 for 2001, due to increases in hotel-level expenses.

•	Property operating costs increased $626 to $901 for 2002 from $275 in 2001. This increase was primarily due to increases in hotel-level expenses.

•	Depreciation and amortization expense increased $71 to $602 for 2002 from $531 for 2001.

•	Other expenses from managed properties increased $1,522 to $14,808 for 2002 from $13,286 for 2001. This increase was due to a larger number of total hotels managed in 2002 as compared to 2001.

      Operating (loss). Operating (loss) for 2002 increased $1,059 to $(1,307) from $(248) for 2001.

      Net (loss). Net (loss) increased $5,578 to $(6,755) in 2002 from $(1,177) in 2001. This increase was due primarily to the increase in operating (loss), as explained above, and to the following factors:

•	Interest on mandatorily redeemable ownership interests increased $4,089 to $4,479 in 2002 from $390 in 2001. This increase was due to the creation of new mandatorily redeemable equity interests for the Kansas City resort in 2002.

•	Distributions in excess of minority interest capital increased $53 from $0 in 2001. This change was due to increased distributions in the 2002 period.

•	Minority interests expense increased $758 to $89 in 2002 from $(669) in 2001, due to higher levels of earnings before minority interests.

•	(Loss) from discontinued operations increased $87 to $(343) for 2002 from $(256) for 2001. SFAS No. 144 requires the net activity of assets held for sale or disposed of during a fiscal period to be classified as discontinued operations. The (loss) from discontinued operations increased in 2002 due to lower levels of net income from hotels held for sale.

      This increase was partially offset by:

•	Net interest expense decreased $244 to $471 in 2002 from $715 in 2001. This decrease was due primarily to decreased interest rates on variable rate debt in 2002 as compared to 2001.

•	Gain on sale of real estate increased $109 to $13 in 2002 from $(96) in 2001.

Dells/Sandusky Historical Results of Operations

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

      The following table shows key operating statistics for Dells/ Sandusky for the nine months ended September 30, 2004 and 2003:

	2004	2003	Change

Occupancy	69.1%	69.3%	(0.2)%
ADR	$215.82	$215.86	$(0.04)
RevPAR	$149.14	$149.56	$(0.42)
Total RevPAR	$207.28	$207.45	$(0.17)
Total RevPOR	$299.95	$299.41	$0.54

      Dells/Sandusky’s total revenue remained relatively flat at $32,941 for the first nine months of 2004 compared to $32,848 for the first nine months of 2003. Rooms revenue increased $20, or less than 1%, for the first nine months of 2004 compared to the first nine months of 2003, while total non-rooms revenue increased $73, or 1%, period over period. The rooms revenue increase resulted from a slightly higher number of total available rooms in the first nine months of 2004, offset by a $0.42 decline in RevPAR for the first nine months of 2004 compared to the first nine months of 2003, reflecting a combination of lower overall ADR and occupancy in the first nine months of 2004. Non-rooms revenue per available room was $58.14 and $57.89 in the first nine months of 2004 and 2003, respectively. Total non-rooms revenue increased due to the slightly higher number of available rooms in the first nine months of 2004 and the $0.25 increase in non-rooms revenue per available room.

      Operating expenses. Total departmental expenses increased $398, or 4%, to $10,677 for the first nine months of 2004 compared to $10,279 for the first nine months of 2003. Total departmental expenses as a percentage of total revenues increased to 32% for the first nine months of 2004 from 31% for the first nine months of 2003, primarily due to higher food costs and rooms department labor expense period over period.

      Total other operating expenses increased $795, or 5%, to $15,673 for the first nine months of 2004, compared to $14,878 for the first nine months of 2003. This increase resulted primarily from:

•	Selling, general and administrative expenses increased $692, or 13%, to $6,182 for the first nine months of 2004 from $5,490 for the first nine months of 2003. This increase resulted primarily from higher labor costs and legal expenses in the 2004 period.

•	Property operation and maintenance expenses increased $303, or 8%, to $3,939 for the first nine months of 2004 from $3,636 for the first nine months of 2003. This increase resulted primarily from higher real estate and property taxes for both resorts.

      This increase was partially offset by:

•	Depreciation and amortization expense decreased $200, or 3%, to $5,552 for the first nine months of 2004 from $5,752 for the first nine months of 2003.

      Operating income. Operating income for the first nine months of 2004 decreased $1,100, or 14%, to $6,591 from $7,691 for the first nine months of 2003. This decrease was due to the combined effect of the increase in total revenue and increases in total departmental expenses and total other operating expenses, as discussed above.

      Net income. Net income decreased $1,022 to $3,167 in the first nine months of 2004 from $4,189 in the first nine months of 2003. This decrease was primarily due to the decrease in operating income.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      The following table shows key operating statistics for Dells/ Sandusky for the years ended December 31, 2003 and 2002:

	2003	2002	Change

Occupancy	65.0%	66.6%	(1.6)%
ADR	$212.81	$205.58	$7.23
RevPAR	$138.34	$136.96	$1.38
Total RevPAR	$193.09	$190.96	$2.13
Total RevPOR	$297.03	$286.63	$10.40

      Dells/Sandusky’s total revenue increased $291, or 1%, to $40,718 for 2003 compared to $40,427 for 2002. Rooms revenue increased $177, or 1%, for 2003 compared to 2002 and total other revenue increased $114, or 1%, year over year. The rooms revenue increase resulted from a $1.38 improvement in RevPAR for 2003 compared to 2002, reflecting a combination of higher ADR, offset by lower overall occupancy and a slightly lower number of total available rooms in 2003. Non-rooms revenue per available room was $54.75 and $54.00 in 2003 and 2002, respectively. The total other revenue increase resulted from the $0.75 improvement in non-rooms revenue per available room, offset by the slightly lower number of available rooms in 2003.

      Operating expenses. Total departmental expenses decreased $176, or 1%, to $13,320 for 2003 compared to $13,496 for 2002. Total departmental expenses as a percentage of total revenues decreased modestly to 32.7% in 2003 from 33.4% in 2002, reflecting growth in ADR and Total RevPOR.

      Total other operating expenses increased $1,403, or 7%, to $20,616 for 2003, compared to $19,213 for 2002. The increase was primarily due to:

•	Selling, general and administrative expenses increased $1,015, or 16%, to $7,557 for 2003 from $6,542 for 2002. This increase resulted primarily from increases in labor costs year over year and higher levels of advertising and promotion expenses to increase awareness and demand for the resorts, particularly for the Wisconsin Dells resort.

•	Property operation and maintenance expenses increased $712, or 17%, to $4,969 for 2003 from $4,257 for 2002. This increase resulted from higher utilities costs at both resorts, and higher real estate and property taxes for the Wisconsin Dells resort.

      This increase was partially offset by:

•	Depreciation and amortization expense decreased $324, or 4%, to $8,090 for 2003 from $8,414 for 2002. This decrease resulted from certain loan fees at the Wisconsin Dells resort becoming fully amortized during 2002 due to the refinancing of the loan.

      Operating income. Operating income for 2003 decreased $936, or 12%, to $6,782 from $7,718 for 2002. This decrease was due to the effect of the increase in total other operating expenses, partially offset by the increases in total revenue and decrease in total departmental expenses, as discussed above.

      Net income. Net income decreased by $706, to $2,116 in 2003 from $2,822 in 2002. This decrease was due to the decrease in operating income, as discussed above, partially offset by a decrease in net interest expense of $230, or 5%, to $4,666 for 2003 from $4,896 for 2002. This net interest expense decrease was primarily due to decreased rates on variable interest debt during the two years.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      The following table shows key operating statistics for Dells/ Sandusky for the years ended December 31, 2002 and 2001:

	2002	2001	Change

Occupancy	66.6%	67.6%	(1.0)%
ADR	$205.58	$198.46	$7.12
RevPAR	$136.96	$134.07	$2.89
Total RevPAR	$190.96	$181.06	$9.90
Total RevPOR	$286.63	$268.00	$18.63

      Dells/ Sandusky’s total revenue increased $5,789, or 17%, to $40,427 for 2002 compared to $34,638 for 2001. Rooms revenue increased $3,345, or 13%, for 2002 compared to 2001 and total other revenue increased $2,444, or 27%, year over year. The rooms revenue increase resulted from a $2.89 improvement in RevPAR for 2002 compared to 2001, reflecting a combination of higher ADR, offset by lower overall occupancy, and an 11% increase in the number of total available rooms available in 2002 as compared to 2001, due to the opening of the Sandusky resort in March 2001. Non-rooms revenue per available room was $54.00 and $46.99 in 2002 and 2001, respectively. The total other revenue increase resulted from the $7.01 improvement in non-rooms revenue per available room and the higher number of available rooms in 2002.

      Operating expenses. Total departmental expenses increased $1,985, or 17%, to $13,496 for 2002 compared to $11,511 for 2001, primarily due to the effect of a full year of operating results for the Sandusky resort during 2002. Total departmental expenses as a percentage of total revenues increased slightly to 33.4% in 2002 from 33.2% in 2001.

      Total other operating expenses decreased $1,042, or 5%, to $19,213 for 2002, compared to $20,255 for 2001. This decrease was primarily due to:

•	Selling, general and administrative expenses decreased by $1,087, or 14%, to $6,542 for 2002 from $7,629 for 2001. This decrease resulted primarily from start-up costs incurred in 2001 to support the opening of the Sandusky resort.

•	Depreciation and amortization expense decreased by $350, or 4%, to $8,414 from $8,764 for 2001. This decrease resulted from $1,906 of goodwill amortization in 2001 that did not re-occur in 2002 due to the adoption of SFAS 142, partially offset by increased depreciation and amortization as a result of the Sandusky resort being open for a full year in 2002.

      This decrease was partially offset by:

•	Property operation and maintenance expenses increased by $395, or 10%, to $4,257 for 2002 from $3,862 for 2001. This increase was primarily due to a full year of operating results for the Sandusky resort in 2002.

      Operating income. Operating income for 2002 increased $4,846 to $7,718 from $2,872 for 2001. This increase was due to the combined effect of the increase in total revenue and decrease in total other operating expenses, partially offset by the increase in total departmental expenses, as discussed above.

      Net income (loss). Net income (loss) increased by $5,036 to net income of $2,822 in 2002 from a net (loss) of $(2,214) in 2001. This increase was due to the increase in operating income, as discussed above, as well as the decrease in net interest expense of $190, or 4%, to $4,896 for 2002 from $5,086 for 2001. This net interest expense decrease was primarily due to decreased rates on variable interest debt during the two years.

Great Wolf Resorts Pro Forma Results of Operations

Great Wolf Resorts Pro Forma Nine Months Ended September 30, 2004 compared to Great Lakes Predecessor Historical Nine Months Ended September 30, 2004

      The pro forma condensed consolidated statement of operations for the nine months ended September 30, 2004 is presented as if the initial public offering and the formation transactions had occurred on January 1, 2004.

      Revenues. On a pro forma basis, our total revenues would have increased $18,005 to $71,658 for the first nine months of 2004 compared to $53,653 for the historical first nine months of 2004. This increase is primarily due to the operations of the Great Wolf Lodge resorts in Wisconsin Dells and Sandusky being included in the pro forma results but not the historical results. These two properties had combined revenues of $32,941 in the pro forma first nine months of 2004.

      The increase in revenues would have been offset by the elimination of non-resort revenues of $2,872 and the elimination of $11,040 of other revenues from managed properties, representing reimbursement of payroll costs from managed hotels, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating expenses. On a pro forma basis, our total departmental operating expenses would have increased $10,240 to $24,953 for the first nine months of 2004 compared to $14,713 for the historical first nine months of 2004. This increase is primarily due to the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results. These two properties had combined departmental operating expenses of $10,677 in the pro forma first nine months of 2004.

      Total pro forma other operating expenses for the first nine months of 2004 would have increased $1,699 to $43,388 as compared to $41,689 for the historical first nine months of 2004. This increase reflects the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results but not the historical results. These two properties had combined other operating expenses of $15,673 in the pro forma first nine months of 2004. This increase is partially offset by the elimination of non-resort other operating expenses of $2,668 and the elimination of $11,040 of other expenses from managed properties, due to the spin-off of the management and non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating income (loss). Operating income (loss) for the pro forma first nine months of 2004 would have increased $6,066 to operating income of $3,317 from operating (loss) of $(2,749) on a historical basis for the same period.

      Net income (loss). Pro forma net income (loss) for the first nine months of 2004 would have increased $4,496 to net a net loss of $(465) from net loss of $(4,961) on a historical basis for the same period. This increase reflects the increase in operating income (loss), as explained above, as well as:

•	Net interest expense on a pro forma basis for the first nine months of 2004 would have decreased $461 to $4,092 from $4,553 on a historical basis for the same period. This increase is due to the effect of reductions in debt due to the spin-off of Predecessor’s debt related to non-resort operations and the repayment of resort debt with proceeds from the initial public offering.

•	Interest on mandatorily redeemable shares of $1,075 on a historical basis eliminated on a pro forma basis due to the conversion of the mandatorily redeemable interests to common stock in conjunction with the formation transactions.

•	Minority interests of $53 on a historical basis eliminated due to the spin-off of non-resort hotel operations.

•	Income tax benefit of $310 on a pro forma basis, reflecting the new entity’s structure as a C Corporation that pays income taxes, as opposed to pass-through entities with no income tax obligations on a historical basis.

      This decrease is partially offset by:

•	Gain on sale of $1,653 on a historical basis eliminated due to the spin-off of non-resort hotel operations.

•	Income from discontinued operations of $1,864 eliminated on a pro forma basis due to the spin-off of non-resort hotel operations.

Great Wolf Resorts Pro Forma Year Ended December 31, 2003 compared to Great Lakes Predecessor Historical Year Ended December 31, 2003

      The pro forma condensed consolidated statement of operations for 2003 is presented as if the initial public offering and the formation transactions had occurred on January 1, 2003.

      Revenues. On a pro forma basis, our total revenues increased $21,096 to $68,920 for 2003 compared to $47,824 for the historical year 2003. This increase is primarily due to the operations of the Great Wolf Lodge resorts in Wisconsin Dells and Sandusky being included in the pro forma results but not the historical results. These two properties had combined revenues of $40,718 in 2003.

      The increase in revenue is offset by the spin-off of non-resort revenues of $3,182 and the elimination of $14,904 of other revenue from managed properties, representing reimbursement of payroll costs from managed hotels, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating expenses. On a pro forma basis, our total departmental operating expenses would have increased $12,852 to $25,165 for 2003 compared to $12,313 for the historical year 2003. This increase is primarily due to the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results. These two properties had combined departmental operating expenses of $13,320 in 2003.

      Total pro forma other operating expenses for 2003 would have increased $1,333 to $41,659 as compared to $40,326 for the historical year 2003. This increase primarily relates to the inclusion of the Wisconsin Dells and Sandusky resorts in the pro forma results. These two properties had combined other operating expenses of $20,616 in 2003. This increase is partially offset by the spin-off of the non-resort other operating expenses of $3,479, and the elimination of $14,904 of other expenses from managed properties, due to the spin-off of the management of non-resort hotels and the purchase and resulting consolidation of the Wisconsin Dells and Sandusky properties in the pro forma results.

      Operating income (loss). Pro forma operating income (loss) for 2003 would have increased $6,911 to net income of $2,096 from a net (loss) of $(4,815) on a historical basis for the same period.

      Net (loss). Pro forma net (loss) for 2003 would have decreased $3,897 to $(646) from $(4,543) on a historical basis for the same period. This decrease reflects the increase in operating income (loss), as explained above, as well as:

•	Net interest expense on a pro forma basis for 2003 would have decreased $1,530 to $3,173 from $4,703 on a historical basis for the same period. This decrease is due primarily to the effect of reductions in debt due to the spin-off of debt related to non-resort operations and the repayment of resort debt with proceeds from the initial public offering.

•	Minority interests of $425 on a historical basis for 2003 eliminated due to the spin-off of non-resort hotel operations and the purchase of non-owned interests of the resorts.

•	Income tax benefit would have been $(431) on a pro forma basis for 2003, reflecting the new entity’s structure as a C Corporation that owes income taxes, as opposed to pass-through entities with no income tax obligations on a historical basis for the same period.

      This decrease was partially offset by:

•	Interest on mandatorily redeemable shares of $(3,136) on a historical basis eliminated on a pro forma basis due to the conversion of the mandatorily redeemable interests to common stock in conjunction with the formation transactions.

•	Income from discontinued operations of $1,804 eliminated on a pro forma basis due to the spin-off of non-resort hotel operations.

•	Cumulative effect of change in accounting principle of $460 eliminated on a pro forma basis due to the spin-off of non-resort hotel operations and the purchase of non-owned interests of the resorts.

Liquidity and Capital Resources

      As of September 30, 2004, we had pro forma total indebtedness of approximately $123,055. Between September 30, 2004 and the consummation of the initial public offering, we incurred approximately $18,000 in indebtedness. Concurrently with the initial public offering and the completion of the formation transactions, we entered into a $75,000 revolving credit facility and a $75,000 secured mortgage financing. We intend to maintain conservative leverage in order to provide future financial flexibility.

Short-Term Liquidity Requirements

      Our short-term liquidity requirements consist primarily of funds necessary to pay operating expenses including:

•	recurring maintenance, repairs and other operating expenses necessary to properly maintain our resorts;

•	property taxes and insurance expenses;

•	interest expense and scheduled principal payments on outstanding indebtedness; and

•	general and administrative expenses.

      Historically, we have satisfied our short-term liquidity requirements through operating cash flows, proceeds from borrowings and equity contributions from investors. In the future, we believe that cash generated by the initial public offering and our operations, together with borrowing capacity under our line of credit, will be sufficient to fund our requirements for working capital, capital expenditures and debt service for the next twelve months.

Long-Term Liquidity Requirements

      Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansion and other non-recurring capital expenditures that need to be made periodically to our resorts as well as the costs associated with the development of new resorts. In the three months ended December 31, 2004 and in 2005, we anticipate capital expenditures of approximately $40,000 and $83,200, respectively, for these purposes, which does not include costs to develop resorts after Williamsburg and Poconos. We expect to meet these needs through existing working capital, cash provided by operations and through a combination of mortgage financing on properties being developed, additional borrowings under a revolving credit facility that we entered into concurrently with the consummation of the initial public offering, and the issuance of equity instruments, including common stock, or additional or replacement debt, if market conditions permit. We believe these sources of capital will be sufficient to provide for our long-term capital needs.

      Concurrently with the consummation of the initial public offering and the formation transactions, we:

•	entered into a three-year, $75,000 revolving credit facility that is secured by two of our resorts;

•	assumed and immediately repaid, using a portion of the net proceeds of the initial public offering, an aggregate of approximately $76,000 of mortgage indebtedness on the Wisconsin Dells and Sandusky resorts;

•	refinanced existing mortgage indebtedness on two of our resorts with a total outstanding debt balance of approximately $72,400 as of September 30, 2004 with new secured mortgage financing totaling $75,000;

•	assumed and left in place existing mortgage indebtedness on one of our resorts with an outstanding debt balance of approximately $29,475 as of September 30, 2004. This loan bears interest at the prime rate plus 2.0%, with a minimum interest rate of 7.00%, and matures in 2008;

•	assumed and left in place existing construction financing on the Williamsburg resort currently under development. When fully drawn, this financing will total approximately $39,000. The loan bears interest at the prime rate plus 1.625%, with a minimum interest rate of 6.75%, and matures in 2008. Only interest payments are required during the construction period;

•	assumed and left in place existing construction financing on the Poconos resort currently under development. When fully drawn, this financing will total approximately $61,500. The loan bears interest at the prime rate plus 2.0%, with a minimum interest rate of 6.75%, and matures in 2009. Only interest payments are required during the construction period;

•	assume and left in place $8,063 of fixed rate debt recognized as a liability related to certain bonds issued by the City of Sheboygan and $3,985 of fixed rate debt recognized as a liability related to a loan from the City of Sheboygan. These liabilities will be satisfied by certain future minimum guaranteed amounts of real, personal property and room tax payments by our Sheboygan resort; and

•	assume and left in place approximately $1,500 of existing financing from a state governmental agency related to the construction of the Poconos resort currently under development. The loan bears interest at 2.0% and matures in 2019.

      Our revolving credit facility and secured mortgage financing are material sources to satisfy our long-term liquidity requirements. As such, compliance with their financial and operating debt compliance covenants is material to our liquidity. Non-compliance with the covenants would have a material effect on our financial condition and liquidity.

      As we develop future resorts, we expect to finance a portion of the total construction cost of each resort through a stand-alone construction loan on the resort. We expect to fund the remainder of the total construction cost through cash provided from a combination of sources, including our revolving credit facility, cash on hand and cash provided by operating activities. We expect to consider converting stand-alone construction loans to longer-term permanent financing after each resort commences operations.

Revolving Credit Facility

      As referenced above, we have entered into a $75 million senior secured revolving credit facility with Citicorp North America, Inc., Societe Generale, Citigroup Global Markets, Inc., SG Americas Securities LLC

and Calyon New York Branch. Our revolving credit facility contains customary financial and operating debt compliance covenants, such as:

•	a maximum amount of indebtedness we may incur under the facility as an advance rate of 3.75 multiplied by the combined net operating income (adjusted for non-recurring items, unusual items, infrequent items and asset impairment charges) of the two resorts securing the facility;

•	a maximum level of the amount of our total debt equal to 5.75 times our total EBITDA (adjusted for non-recurring items, unusual items, infrequent items, non-cash employee compensation expense and asset impairment charges);

•	a minimum interest coverage ratio, representing our total EBITDA (adjusted for non-recurring items, unusual items, infrequent items, non-cash employee compensation expense and asset impairment charges) divided by our total interest expense of 2.0;

•	a minimum fixed charge coverage ratio, representing our total EBITDA (adjusted for non-recurring items, unusual items, infrequent items, non-cash employee compensation expense and asset impairment charges) divided by our total fixed charges of 1.5; and

•	limitations on our ability to pay dividends.

      Future borrowings under this facility will bear interest at LIBOR plus a margin of 2.25% to 3.00% depending upon our leverage ratio from time to time. The borrowing base debt service coverage ratio is a ratio of net operating income for the two resorts divided by the greater of (1) actual interest payments or (2) a loan constant of 8.5%, which shall not be less than 2.0 to 1.

      Based upon the financial and debt service ratios contained in the revolving credit facility, as of the date of this prospectus, approximately $55,000 of the revolving credit facility is available. As of the date of this prospectus, we have not drawn any amounts under this facility. We expect to use the revolving credit facility, along with cash provided by operating activities and other sources of liquidity, to fund our future growth and resort development, to provide for working capital and for other corporate purposes.

Secured Mortgage Financing

      As referenced above, we have entered into a $75 million mortgage loan facility with Citigroup Global Markets Realty Corp. and The Travelers Insurance Company. This secured mortgage financing has an annual interest rate equal to 5.835% with respect to $50 million of the outstanding principal amount, and 9.21% with respect to $25 million of the outstanding principal amount, a term of ten years and customary financial and operating debt compliance covenants, such as:

•	a minimum debt service coverage ratio, representing the combined EBITDA (adjusted for non-recurring items, unusual items, infrequent items and asset impairment charges) of the two resorts securing this facility divided by their combined annual interest expense and principal amortization, of 1.50;

•	a maximum level of the amount of our debt under this secured mortgage facility relative to the combined fair value of the two resorts securing this facility; and

•	a prohibition on our ability to repay the facility for the earlier of: (1) two years following the securitization of the loan to other parties or (2) four years.

Contractual Obligations

      The following table summarizes Predecessor’s contractual obligations as of September 30, 2004:

		Less than			More than
	Total	1 year(1)	1-3 Years	4-5 Years	5 Years

Long-Term Debt Obligations	$138,877	$4,726	$7,669	$104,997	$21,485
Operating Lease Obligations	7,166	114	847	804	5,401
Construction Contracts	50,646	13,873	36,773	—	—
Mandatorily Redeemable Ownership Interests	21,482	—	—	21,482	—

Total	$218,171	$18,713	$45,289	$127,283	$26,886

(1)	Amounts are for the period October 1, 2004 to December 31, 2004.

      In addition to the mandatorily redeemable ownership interests shown above, Predecessor also is obligated to redeem the Class A and Class B shares of any shareholder of Great Lakes who dies or becomes disabled. In addition, Great Lakes is obligated to redeem Class A shares and has the right, but is not obligated, to redeem Class B shares upon the retirement, bankruptcy or termination of employment of any shareholder or the attempted assignment, pledge or foreclosure of Class A or Class B shares. The redemption price is calculated by a formula using Great Lakes’ net operating income and a multiple based on the type of triggering event.

      The following table is a pro forma presentation of our contractual obligations as of September 30, 2004:

		Less than			More than
	Total	1 year(3)	1-3 Years	4-5 Years	5 Years

Long-Term Debt Obligations(1)	$123,055	$—	$1,480	$33,193	$88,382
Operating Lease Obligations	1,468	85	615	572	196
Construction Contracts(2)	50,646	13,873	36,773	—	—

Total	$175,169	$13,958	$38,868	$33,765	$88,578

(1)	Includes $8,063 of fixed rate debt recognized as a liability related to certain bonds issued by the City of Sheboygan and $3,985 of fixed rate debt recognized as a liability related to a loan from the City of Sheboygan. These liabilities will be satisfied by certain future minimum guaranteed amounts of real and personal property tax payments and room tax payments to be made by our Sheboygan resort.

(2)	These obligations will be funded through our existing construction facilities on our Williamsburg and Poconos resorts.

(3)	Amounts are for the period October 1, 2004 to December 31, 2004.

Working Capital

      Predecessor had $2,401 of cash and cash equivalent assets and a working capital deficit (current assets less current liabilities) of $(16,156) at September 30, 2004. Predecessor had $3,490 of cash and cash equivalent assets at December 31, 2003 compared to $4,790 at December 31, 2002, and a working capital deficit of $(16,618) at December 31, 2003, compared to $(8,292) at December 31, 2002.

      On a pro forma basis, we had $79,841 of cash and cash equivalent assets and working capital of $63,034 at September 30, 2004. These increases to cash and working capital, as compared to Predecessor historical amounts, are primarily due to net cash provided by the initial public offering.

Historical Cash Flows of Predecessor

Comparison of Nine Months Ended September 30, 2004 to Nine Months Ended September 30, 2003

      Operating Activities. Net cash provided by (used in) operating activities was $(1,727) for the nine months ended September 30, 2004, compared to net cash provided by operating activities of $7,973 during the nine months ended September 30, 2003. The decrease resulted primarily from a net loss in the 2004 period and higher levels of minority interests in the 2003 period.

      Investing Activities. Net cash used in investing activities was $39,809 for the nine months ended September 30, 2004 compared to net cash used in investing activities of $31,360 during the nine months ended September 30, 2003. This increased use of cash resulted primarily from increased capital expenditures in the 2004 period as compared to the 2003 period, offset by a decrease in equity escrow in the 2004 period.

      Financing Activities. Net cash provided by financing activities was $40,447 for the nine months ended September 30, 2004 compared to net cash provided by financing activities of $22,102 for the nine months ended September 30, 2003. This increase in cash provided by financing activities was due primarily to increased member contributions in the 2004 period.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

      Operating Activities. Net cash provided by operating activities was $8,126 for the year ended December 31, 2003, compared to net cash provided by operating activities of $376 during the year ended December 31, 2002. The increase resulted primarily from higher levels of depreciation and amortization in 2003, and a smaller net loss in 2003.

      Investing Activities. Net cash used in investing activities was $64,280 for the year ended December 31, 2003 compared to net cash used in investing activities of $46,276 during the year ended December 31, 2002. This increased use of cash resulted primarily from higher levels of capital expenditures in 2003 compared to 2002.

      Financing Activities. Net cash provided by financing activities was $54,854 for the year ended December 31, 2003 compared to net cash provided by financing activities of $49,797 for the year ended December 31, 2002. This change was due to increased amounts of proceeds from long-term debt in 2003 compared to 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

      Operating Activities. Net cash provided by operating activities was $376 for the year ended December 31, 2002 compared to net cash provided by operating activities of $5,580 during the year ended December 31, 2001. The decrease resulted primarily from lower levels of net income in 2002.

      Investing Activities. Net cash used in investing activities was $46,276 for the year ended December 31, 2002 compared to net cash used in investing activities of $9,166 during the year ended December 31, 2001. This increased use of cash was due primarily to purchases of property, plant and equipment of $46,224 in 2002 compared to $9,166 in 2001.

      Financing Activities. Net cash provided by financing activities was $49,797 for the year ended December 31, 2002 compared to net cash provided by financing activities of $2,822 for the year ended December 31, 2001. This increase in cash provided by financing activities was due primarily to increased proceeds from long-term debt and member contributions in 2002 compared to 2001.

Inflation

      Our resort properties are able to change room and amenity rates on a daily basis, so the impact of higher inflation can often be passed along to customers. However, a weak economic environment that decreased overall demand for our products and services could restrict our ability to raise room and amenity rates to offset rising costs.

New Accounting Pronouncements

      The Financial Accounting Standards Board, or FASB, recently issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Previously, many such instruments had been classified as equity. A freestanding financial instrument is an instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable, such as certain put and call options. These provisions are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. As a result of applying SFAS 150 in accordance with this guidance from the FASB, Predecessor recorded a loss from a cumulative effect of a change in accounting principle of $460 on July 1, 2003. Additionally, Predecessor included in its liabilities as of September 30, 2004 liabilities related to these financial instruments with a fair value of $11,194.

      On November 7, 2003, the FASB issued FASB Staff Position, or FSP, 150-3 indefinitely deferring the measurement provisions of SFAS 150 with respect to certain minority interests in consolidated ventures entered into prior to November 5, 2003.

Quantitative and Qualitative Disclosures About Market Risk

      Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. In the future, we intend to use derivative financial instruments to manage or hedge interest rate risks related to our borrowings. We do not intend to use derivatives for trading or speculative purposes and anticipate entering into derivative contracts only with major financial institutions with investment grade credit ratings.

      As of September 30, 2004, we had pro forma total indebtedness of approximately $123,055. This debt consisted of:

•	$75,000 of fixed rate debt secured by two of our resorts;

•	$29,475 of variable rate debt secured by one of our resorts;

•	$8,063 of fixed rate debt recognized as a liability related to certain bonds issued by the City of Sheboygan and $3,985 of fixed rate debt recognized as a liability related to a loan from the City of Sheboygan. These liabilities will be satisfied by certain future minimum guaranteed amounts of real and personal property tax payments and room tax payments to be made by the Sheboygan resort;

•	$5,009 of variable rate debt secured by our Williamsburg resort that is under construction; and

•	$1,523 of fixed rate debt secured by our Pocono Mountains resort that is under construction.

      Between September 30, 2004 and the consummation of the initial public offering, we incurred approximately $18,000 of additional indebtedness in connection with our Williamsburg and Pocono Mountains resort developments. As a result, our total indebtedness as of the date of the initial public offering was approximately $141,055. Approximately $52,484, or 37% of that amount, is variable rate debt. In addition, we have entered into interest rate swap agreements for approximately $10,168 of our variable rate debt. As a result, approximately 70% of our total indebtedness, as of December 31, 2004, is subject to fixed interest rates.

      Giving effect to the interest rate swaps described above, if LIBOR and the prime rate were to increase by 1%, or 100 basis points, the increase in interest expense on our unhedged variable rate debt would decrease future earnings and cash flows by approximately $423 annually. If LIBOR and the prime rate were to decrease by 1%, or 100 basis points, the decrease in interest expense on our unhedged variable rate debt would be approximately $423 annually.

BUSINESS

Overview

      We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities, based on the number of resorts in operation. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts provide a consistent and comfortable environment throughout the year where our guests can enjoy our various amenities and activities. We are a fully integrated resort company with in-house expertise and resources in resort and indoor waterpark development, management, marketing and financing.

      We own and operate four existing Great Wolf Lodge® resorts, our signature northwoods-themed resorts, and one Blue Harbor Resort, a nautical-themed property. In addition, we own two Great Wolf Lodge resorts that are under construction and scheduled to open for business during 2005. We also are the licensor and manager of an additional Great Wolf Lodge resort in Niagara Falls, Ontario that is owned and under development by an affiliate of Ripley Entertainment Inc., or Ripley’s. We are currently evaluating 12 to 14 additional markets for potential future development of Great Wolf Lodge resorts, six of which are in active site negotiation. We anticipate that most of our future resorts will be developed under our Great Wolf Lodge brand, but we may develop additional nautical-themed resorts in other appropriate markets.

      We deliver value to our guests by providing an affordable and fun family vacation experience. Our resorts are located within a convenient driving distance of our target customer base, providing our guests with a less expensive, more convenient alternative to air travel. In addition, our resorts generally include the following features:

•	Suites: approximately 270 to 400 family suites that sleep from six to ten people and each include a wet bar, microwave oven, refrigerator and dining and sitting area.

•	Waterpark: an approximately 34,000 to 82,000 square-foot indoor waterpark highlighted by our signature 12-level treehouse water fort. Our water fort is an interactive water experience for the entire family and features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges, and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, a lazy river, activity pools and large free-form hot tubs. Our room rates include use of the waterpark by four to six guests, depending on the type of room.

•	Food and Beverage: themed restaurants, such as our: Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest camp; Bear Claw Café ice cream shop and confectionery; and waterpark snack shop.

•	Amenities and Activities: our Youkon Jack’s and Northern Lights game arcades, full-service Aveda® concept spa, Buckhorn Exchange gift shop, Iron Horse fitness center, two-story animated clocktower, Cub Club children’s activity program, meeting rooms and seasonal, holiday and other special activities.

      Our four resorts open during the entire twelve-month period ended September 30, 2004, had the following financial performance:

•	$211.30 ADR;

•	$90.45 RevPOR;

•	$301.75 Total RevPOR;

•	65.1% occupancy;

•	$137.61 RevPAR; and

•	$196.51 Total RevPAR.

We expect recurring annual capital expenditures for each resort to be 3-4% of the resort’s annual revenues, including the repair and maintenance of our waterpark equipment. Our waterpark equipment is designed for outdoor application and capable of withstanding intense physical use and the elements year-round. Therefore, wear and tear is minimal and we believe our waterpark equipment has a long useful life.

      We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc. and a number of its related entities, which we refer to collectively as Great Lakes. Great Lakes has developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Immediately prior to the completion of the initial public offering and the formation transactions, Great Lakes had two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania, that are scheduled to open in the Spring and Fall of 2005, respectively.

      Upon the closing of the initial public offering and the formation transactions, we acquired each of these resorts and the resorts currently under construction, as well as certain resort development and management operations, in exchange for an aggregate of 14,032,896 shares of our common stock and $98.1 million. As of September 30, 2004, we had pro forma total indebtedness of approximately $123.1 million. Between September 30, 2004 and the consummation of the initial public offering, we incurred approximately $18,000 of additional indebtedness in connection with our Williamsburg and Pocono Mountains resort developments.

      Our management team possesses substantial expertise in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing. We have safely and successfully managed the operational complexity of our current resorts and intend to operate our future resorts similarly. We operate our business from our headquarters in Madison, Wisconsin. We believe that the experience of our senior management team, particularly their development and operational experience, as well as our centralized reservations center, provide an infrastructure that will allow us to continue to increase the number of resorts that we develop and operate without proportionately higher overhead costs. As of December 31, 2004, we had approximately 120 corporate employees, including our central reservations center employees, and approximately 1,600 full and part-time resort-level employees.

Our Competitive Strengths

      We believe we are the market leader for family entertainment resorts that feature indoor waterparks and other family-oriented amenities in the United States. Our competitive strengths include:

•	Unforgettable Family Resort Experience. Each of our resorts provides a welcome opportunity for families to spend quality time together, relax and reconnect. In addition to our indoor waterparks, our resorts provide other activities and amenities that the entire family can enjoy together. Our family amenities and activities include themed restaurants, a game arcade, ice cream shop and confectionery, gift shop, snack shop, animated clocktower and fireside bedtime stories. We also have amenities and activities tailored to each member of the family, including our full-service Aveda concept spa, Cub Club for kids and fitness room. Our resorts also offer special events, including seasonal and holiday activities, wild animal and nature educational programs and other special events. We believe that our focus on delivering an unforgettable family resort experience appeals to our target customers and results in repeat visits and referrals. For the twelve months ended September 30, 2004, we generated approximately 48% of our room revenue from repeat visitors and referral guests.

•	Value, Comfort and Convenience. Guest rooms at each of our resorts are spacious and comfortable suites that generally range in size from approximately 385 square feet to 1,900 square feet and include a wet bar, microwave, refrigerator and dining and sitting area. Many of the suites have specific themes that are geared toward enhancing our younger guests’ experience, including our KidCabin® and Wolf Den Suites, which have a partitioned room with bunk beds designed as log cabins and northwoods forest dens, respectively. All of our resorts are within a convenient driving distance of our large target customer bases. Because our indoor waterparks and our other amenities generally are not impacted by weather conditions, we offer our guests a reliable experience. On average, a two-night stay at our resorts costs a family of four approximately $600, making it a very affordable family vacation option.

•	Favorable Market Trends. We believe recent vacation trends favor our Great Wolf Lodge concept as the number of families choosing to take shorter, more frequent vacations that they can drive to has increased over the past several years. We believe that these trends will continue and that we are well positioned to take advantage of them. We believe our resorts are less affected by changes in economic cycles, as drive-to destinations are less expensive and more convenient than destinations that require air travel. In addition, we have identified over 50 markets in the United States that, according to Third Wave Research, each have populations in excess of five million people located within a convenient driving distance.

•	Market Presence and Barriers to Entry. We are the largest owner and operator of family entertainment resorts with indoor waterparks in the United States based on the number of resorts in operation. We believe this market presence gives us a significant competitive advantage in attracting guests and efficiently developing additional resorts. We believe our closest competitor has one operating themed indoor waterpark resort and another under construction. In addition, we believe the significant barriers to entry present in our industry segment, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a difficult, multi-year permitting process, discourage other companies in the lodging and entertainment industries from developing similar family entertainment resorts. A new Great Wolf Lodge resort typically takes from one to three years to develop, which includes market selection, site selection and permitting, an additional 15 to 18 months to build and costs approximately $65 million to $95 million.

•	Focus on Safety. We invest heavily in safety measures in the design and operation of our resorts. For example, we specifically design our waterparks with attention to sightlines and safety precautions and use one of the most respected training methods in the water safety industry to train each of our lifeguards. We design and construct our indoor waterparks with state-of-the-art air quality and water treatment systems. We also maintain and periodically upgrade our facilities to ensure that we provide our guests with best-in-class safety measures and systems.

•	Experienced Management Team and Committed and Motivated Staff. Our senior management team has an average of approximately 16 years of experience in the hospitality, family resort and real estate development industries and has significant expertise in operating complex, themed, family entertainment resorts featuring indoor waterparks. In addition, we have a team of skilled, loyal and committed employees at each of our resorts. We offer our resort employees a number of benefits, including a pleasant and rewarding work environment, career-oriented training, the ability to obtain consistent year-round work, which is uncommon in the resort industry, and career growth opportunities. As a result, we believe our employees are committed to delivering a superb customer experience and personally assuring that our guests fully enjoy their family vacation.

Business and Growth Strategies

      Our primary business objective is to increase long-term stockholder value by executing our internal and external growth strategies. Our primary internal growth strategies are to:

•	Increase Total Resort Revenue. We intend to increase total resort revenue by increasing:

•	Average Room Rate: We plan to increase our average room rate over time by driving demand for our resorts and focusing on yield management techniques. We intend to increase demand through aggressive sales and marketing and increased visibility and by enhancing our brand image. We plan to employ our yield management techniques to project demand in order to effectively direct our sales and marketing efforts and selectively increase room rates. We believe that our focus on optimizing the relationship between room rates and occupancies will allow us to maximize profitability.

•	Average Occupancy: We intend to maintain high occupancy levels during peak times and will focus on increasing our off-peak occupancies. Our off-peak occupancy levels generally occur in May, September and during the middle of the week. Our occupancy levels are affected by school calendars, with the summer months, spring break period and other school holidays achieving the highest occupancy levels. We will continue to seek to improve off-peak occupancy levels by holding special events and targeting group sales and conferences.

•	Other Revenue: We provide our guests with a self-contained vacation experience and attempt to capture a significant portion of their spending on food and beverage, entertainment and merchandise. Each Great Wolf Lodge generally contains at least one themed restaurant, an ice cream shop and confectionery, snack shop, an Aveda concept spa, gift shop and game arcade. Our average non-room revenue, including the revenue from these amenities, was approximately $91 per occupied room night for the twelve months ended September 30, 2004. By providing these additional revenue-generating amenities, we seek to maximize the amount of time and money spent on-site by our guests. We have also entered into a number of co-marketing agreements with strategic partners and will enter into additional co-marketing agreements in the future in order to increase other revenue.

•	Leverage Our Economies of Scale. We will take advantage of the following economies of scale:

•	Increased Purchasing Power: We intend to capitalize on our increased purchasing power with respect to operating supplies, food and beverage, insurance and employee benefits. As the number of resorts we own and operate increases, we expect to be able to leverage our increased buying volume and power to obtain more advantageous and predictable pricing on commodity goods and services. In addition, we intend to manage increases and fluctuations in the cost of electricity, water and natural gas for each of our resorts by entering into volume-based contracts.

•	Centralized Services: By centralizing certain of our services, we will focus on decreasing our per unit costs, increasing our control over those services and be in a position to deliver a greater quality of service to our customers. For example, our central reservations call center operates every day of the year, has approximately 75 full and part-time employees and accepts reservations for all of our resorts. The call center also has the capacity to efficiently handle high call volumes and will require only limited additional incremental costs over the next several years as we increase our portfolio of resorts.

•	Build Upon Our Existing Brand Awareness and Loyalty. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming, from our captivating northwoods log cabin exterior, to our Native American totemic waterpark theme and signature treehouse water fort, to our mascots and recognizable logos and merchandise. We believe we have fostered strong customer and brand loyalty, which is evidenced by our high levels of repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

      Our primary external growth strategies are to:

•	Capitalize on First-Mover Advantage. We intend to be the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets. We intend to continue to leverage our development expertise, existing platform and model and our access to capital to take advantage of the significant barriers to entry associated with the development of large family entertainment resorts with indoor waterparks like our Great Wolf Lodge resorts. We will seek to set the standard for quality, build on visible sites and capitalize on the opportunity to be located near other popular local attractions that draw our target customers. We believe that the combination of our first mover advantage and the significant barriers to entry in our target markets provide us with a competitive advantage.

•	Focus on Development and Strategic Growth Opportunities. Family entertainment resorts featuring indoor waterparks are a relatively new concept and a growing segment of the resort and entertainment industries. We intend to focus on this growth opportunity by:

•	Building in Target Markets: We intend to develop and open at least two new owned resorts each year for the next several years. We have already identified potential development locations in 12 to 14 of these target markets that meet our other criteria for successful development. We are in negotiations for sites in six of these markets that, if appropriate, will provide ample land for us to expand or sell out-lots in the future for complementary uses. A new resort, from market selection to opening, can take over four years to develop and build. We believe that our experience will enable us to more efficiently develop and build new resorts in our target markets.

•	Licensing Our Resort Concept Internationally: We plan to selectively seek licensing and management opportunities internationally. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we intend to enter into license and management agreements with reputable companies that have local market knowledge in order to increase revenues and expand the reach of our Great Wolf Lodge brand.

•	Forming Strategic Partnerships: We will consider strategic partnerships on a selective basis. For example, we have had discussions with several established companies that control superior sites in certain of our target markets and have indicated an interest in jointly developing a Great Wolf Lodge at or near one of their existing entertainment venues.

•	Expanding and Enhancing Existing Resorts: We intend to focus on growth opportunities at our existing resorts by adding revenue-enhancing features that drive ancillary vacation spending to certain of our resorts and meet our target returns, including non-water based attractions. We also intend to pursue incremental revenue-generating opportunities, such as expanding the number of rooms and adding condominium units at certain of our resorts. In addition, we will consider adding conference centers at existing resorts to capture convention and other business travel revenue.

•	Continue to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials, and employee retention.

Industry Overview

      We operate in the family entertainment resort segment of the travel and leisure industry.

      The concept of a family entertainment resort with an indoor waterpark was first introduced in Wisconsin Dells, Wisconsin and has evolved there over the past 15 years. In an effort to boost occupancy and daily rates, as well as capture off-season demand, hotel operators in the Wisconsin Dells market began expanding indoor pools and adding waterslides and other water-based attractions to existing hotels and resorts. The success of these efforts prompted several local operators to build new, larger destination resorts based primarily on this concept, including the Wilderness Hotel & Golf Resort, Treasure Island, Raintree Resort, Kalahari and the Great Wolf Lodge (formerly known as the Black Wolf Lodge), which Great Lakes purchased in 1999.

      We believe that these properties, which typically are themed and include other resort features such as arcades, retail shops and full food and beverage service in addition to the indoor waterpark, have historically outperformed standard hotels in the market. According to United States Realty Consultants, Inc., or USRC, the six largest waterpark resorts in the Wisconsin Dells had a premium of 15 occupancy points and an ADR premium of $110 in 2003 as compared to the franchised non-waterpark hotels in the market. We believe that the rate premiums and increased market share in the Wisconsin Dells for hotels and resorts with some form of an indoor waterpark can be attributed to several factors, including the ability to provide a year-round vacation destination without weather-related risks, the wide appeal of water-based recreation and the favorable trends in leisure travel discussed below. Although the rate premiums and increased market share in Wisconsin Dells have been significant, no operator or developer other than Great Lakes has established a regional portfolio of family entertainment resorts featuring indoor waterparks.

      No standard industry definition for a family entertainment resort featuring an indoor waterpark has developed. A recent USRC survey identified a total of 45 hotels with indoor waterpark facilities in the United States and Canada, of which 17 meet USRC’s definition of an indoor waterpark destination resort. We do not believe that the non-destination resorts in the USRC survey offer a comparable experience and quality level to compete with our resorts. Most of our resorts are located in well-established, traditional drive-to family vacation destinations, which allows us to leverage the popularity of these destinations by offering a complementary entertainment option to existing venues and a high-quality family resort alternative. In addition, many of these destinations offer beaches, theme parks, waterparks, amusement parks and many other forms of outdoor activities that are only available on a seasonal basis. Within our enclosed resort environment, our guests can enjoy a total resort experience year round, regardless of weather conditions.

      We believe there are characteristics of the domestic travel and leisure industry that indicate families favor frequent, short, drive-to vacations. According to the Travel Industry Association of America, or TIA, from 1994 to 2003 the number of domestic leisure trips taken by families grew from approximately 96 million trips in 1994 to 154 million trips in 2003. In 2003, approximately 45% of leisure trips lasted one to two nights. The primary mode of transportation for 77% of the overnight leisure trips in 2003 was by automobile. We believe these statistics provide evidence that our segment of the travel and leisure industry has strong demand characteristics that make our family entertainment resorts attractive to leisure travelers. As a result, we expect these demand characteristics to continue to support the expansion of the indoor waterpark concept. According to USRC, the indoor waterpark resort concept is expanding outside of its traditional base in Wisconsin Dells, Wisconsin.

Properties

      We have five family entertainment resorts that are currently operating and two additional resorts that are under construction, and we will manage one resort under construction that is owned by a third-party licensee. We also have identified additional target markets for future resort development and are in negotiations with respect to sites in six of these markets. The following table presents an overview of our existing portfolio of resorts:

					Twelve Months Ended September 30, 2004

								Other	Total
	Opened/			Indoor		Average	Revenue Per	Revenue Per	Revenue Per
	Target			Entertainment		Daily	Available	Occupied	Occupied
Location	Opening	Rooms		Area(1)	Occupancy	Rate	Room(2)	Room	Room(3)

				(approx. ft2)	(%)	($)	($)	($)	($)
Existing Resorts:
Wisconsin Dells, WI	May 1997(4)	309		64,000	61.7	194.58	120.14	76.76	271.34
Sandusky, OH(5)	March 2001	271		41,000	68.4	231.38	158.34	92.78	324.16
Traverse City, MI	March 2003	281		51,000	68.9	222.71	153.47	98.29	321.00
Kansas City, KS	May 2003	281		49,000	61.8	195.06	120.50	94.21	289.27
Sheboygan, WI(6)	June 2004	183	(7)	54,000	—	—	—	—	—
Resorts Under Construction:
Williamsburg, VA	Spring 2005	301		66,000	—	—	—	—	—
Pocono Mountains, PA	Fall 2005	400		91,000	—	—	—	—	—
Niagara Falls, ONT(8)	Spring 2006	404		94,000	—	—	—	—	—

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, 3D virtual reality theater, Wiley’s Woods and party room in the resorts that have such amenities.
(2)	Revenue per available room represents the total room revenue per total available rooms for the twelve months ended September 30, 2004, calculated by multiplying the occupancy by the average daily rate.
(3)	Total revenue per occupied room is calculated by adding the average daily rate and other revenue per occupied room.
(4)	Great Lakes purchased this property in November 1999.
(5)	Prior to May 2004, we operated this resort as a Great Bear Lodge.
(6)	Our Sheboygan property is branded as a Blue Harbor Resort. This resort is subject to a 98-year and 11-month ground lease with the Redevelopment Authority of the City of Sheboygan.
(7)	Our Blue Harbor Resort also features 64 individually owned two and four bedroom condominium units.
(8)	Ripley’s, our licensee, owns this resort. We are assisting them with construction management and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort for ten years after opening. We have agreed to enter into a management agreement, pursuant to which we expect to operate the resort on behalf of Ripley’s for five years, and a central reservations agreement. In conjunction with this project, we expect to receive a one-time construction fee and ongoing license, central reservations and management fees. For more information see “—Properties Under Construction—Great Wolf Lodge of Niagara Falls, Ontario.”

      Northwoods Lodge Theme. Each of our Great Wolf Lodge resorts has a northwoods lodge theme, with a rustic log exterior and cultured stone veneer that provides a dramatic and authentic log cabin appearance. Our three-story, approximately 5,000 to 7,800 square-foot atrium lobbies are designed in a northwoods cabin motif with exposed timber beams, massive stone fireplaces, mounted wolves and other northwoods creatures, North American art and an animated two-story clocktower that provides theatrical entertainment for our younger guests. Throughout the common areas and in each guest suite, we use sturdy, rustic furniture that complements the northwoods theme. We believe that this consistent theme throughout our resorts creates a comfortable and relaxing environment and provides a sense of adventure and exploration that the entire family can enjoy.

      Guest Suites. All of our guest suites are themed luxury suites ranging in size from approximately 385 square feet to 880 square feet. Substantially all of our rooms also include a private deck or patio. Our resorts offer up to nine room styles to meet the needs and preferences of our guests, including a selection of rooms with lofts, jacuzzis and fireplaces. Our standard rooms include two queen beds and a third queen bed in the sleeper sofa, a wet bar, microwave oven, refrigerator and dining and sitting area, and can accommodate up to six people. Our specialty rooms can accommodate up to seven people and provide a separate area for children, including our KidCabin Suites that feature a log cabin bunk bed room, our Wolf Den Suites that feature a themed den enclosure with bunk beds and our KidKamp Suites that feature bunk beds in a themed tent enclosure. We also offer larger rooms, such as our Majestic Bear Suite, which has a separate bedroom with a king bed, a large dining and living area and can accommodate up to eight people. Our guest suites have wallpaper, artwork and linens that continue the northwoods theme and provide for full room service, pay-per-view movies and pay-per-play video games.

      Indoor Waterparks. Our existing Great Wolf Lodge indoor waterparks are maintained at a warm and comfortable temperature, range in size from approximately 34,000 to 43,000 square feet and have a northwoods, totemic theme, including four-story totem poles, decorative rockwork and plantings, all of which is contained in a five-story wooden beam structure. The focus of each Great Wolf Lodge waterpark is our signature 12-level treehouse water fort. The fort is an interactive water experience for the entire family that features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our Blue Harbor Resort has a 43,000 square-foot Breaker Bay waterpark including our 12-level Lighthouse Pier water fort featuring a 1,000 gallon tipping ship. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, smaller slides for younger children, zero-depth water activity pools for small children with geysers, a water curtain, fountains and tumble buckets, a lazy river, additional activity pools for basketball, open swimming and other water activities and two large free-form hot tubs, one of which is for adults-only. Each waterpark is constructed with a special nonslip floor surface for maximum traction and has ample deck space and good sight lines to enhance parental oversight. Our resorts under construction will have indoor waterparks ranging in size from approximately 55,000 to 82,000 square feet with additional attractions such as wave pools and water rollercoasters.

      Approximately one million gallons of water are cycled through each of our waterparks every hour in order to ensure cleanliness. Our primary operating equipment includes standard water pumps, tanks and filters, located in separate spaces to allow for quick repairs or replacement. The water and air quality of our waterparks is continuously monitored by computerized water and air treatment systems and highly trained technicians in order to ensure a clean and safe environment. We seek to minimize the use of chlorine. Most of the water purification is performed by an advanced ozone water treatment system, which ensures the highest water quality and an absence of the typical chlorine odor found in indoor pools. In addition, the water within each area circulates every hour to maximize hygiene. Each waterpark area has its own water system so that a problem with any one area can be quickly contained and does not affect the operations of the rest of the waterpark.

      We expect recurring annual capital expenditures for each resort to be approximately 3-4% of the resort’s revenues, including the repair and maintenance of our waterpark equipment. As much of the equipment used in our waterparks is designed for outdoor application and capable of withstanding intense physical use and the elements year-round, wear and tear is minimal and we believe our equipment has a long useful life. In addition, our water purification system minimizes airborne chemicals and their potentially corrosive effects on materials and equipment and helps extend the life of our equipment.

      The safety of our guests is a primary focus in our waterparks. Our lifeguards receive one of the highest levels of training and certification in the industry, provided by Jeff Ellis & Associates, Inc., an international aquatic safety consulting company. Ellis & Associates conducts quarterly unannounced safety inspections at each of our resorts to ensure that proper safety measures and procedures are maintained. All of our on duty lifeguards perform daily training exercises under the supervision of a certified instructor. We also encourage our lifeguards to obtain EMT certification, and we reimburse them for the costs of the training.

      Our indoor waterparks are open from 8:30 a.m. until 10:00 p.m. seven days a week and admission is generally only available to resort guests. Our general guests-only policy, at all of our resorts other than our Sheboygan resort, allows our guests to avoid the long lines and other inconveniences of daily admission-based waterparks.

      Amenities. Each of our existing resorts features, and each of our resorts under construction will feature, a combination of the following amenities. Our Blue Harbor resort amenities have similar appropriate nautical-themed names.

•	Themed Restaurants. Our resorts feature one or more full-service, themed restaurants and a themed bar and grille that serves alcoholic beverages and sandwiches. Our themed restaurants include the Gitchigoomie Grill, with a life-sized sea plane suspended over the dining area, Lumber Jack’s Cook Shanty, the Loose Moose Bar & Grill, and the Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest campsite. Our Blue Harbor Resort features our On the Rocks Bar & Grille and Rusty Anchor Buffet.

•	Ice Cream Shop and Confectionery. Each of our Great Wolf Lodge resorts, with the exception of our Sandusky resort, has a Bear Claw Café ice cream shop and confectionery that provides sandwiches, Starbucks® coffee, pastries, ice cream, candies, home-made fudge and other snacks that families can share together. Our Blue Harbor Resort has a Sweetshop Landing confectionery.

•	Snack Bar. Each of our waterparks has a snack bar that offers a variety of sandwiches, pizzas and similar foods with ample seating so that our guests do not have to leave the warmth and comfort of the waterparks.

•	Gift Shop. Each of our resorts has a Buckhorn Exchange or Precious Cargo gift shop that provides unique themed gifts, including Great Wolf Lodge logo merchandise, souvenirs, collectibles and stuffed animals. The gift shop also offers resort toys, swimwear and personal necessities.

•	Full-Service Spa. Each of our resorts, with the exception of our Sandusky resort, has an Aveda concept or Cameo spa that provides a relaxing get-a-way with a full complement of massages, facials, manicures, pedicures and other spa treatments, as well as yoga classes and a wide selection of Aveda products. We intend to add an Aveda concept spa to our Sandusky Great Wolf Lodge resort.

•	Game Arcade. Our Youkon Jack’s or Northern Lights game arcades range in size from approximately 3,900 to 7,000 square feet, have over 70 games of skill and are divided into distinct areas with video and skill games that appeal to children of different ages. Tickets won from the games may be exchanged for a wide selection of merchandise that appeals to our younger guests.

•	Cub Club. Our Cub Club rooms are professionally staffed children’s activity rooms with programmed activities, including arts and crafts, games and nature hikes. Cub Club is a frequent guest program for our younger guests. Cub Club membership is open to all children who have stayed at one of our resorts and includes a periodic newsletter, exclusive offers, rewards for each stay and a free meal and dessert when members visit during their birthday month. We currently have more than 10,000 Cub Club members. Our Blue Harbor Resort features a Crew Club frequent guest program and activities that are similar to our Cub Club.

•	Animated Clocktower. Each of our Great Wolf Lodge resorts, with the exception of our Sandusky resort, has a two-story animated clocktower located in the resort’s main atrium lobby. The clocktower provides daily theatrical entertainment through talking and singing trees, animals and northwoods figures. Our Blue Harbor Resort features a 2,000 gallon water fountain featuring a hand-blown glass sculpture and a music and light show located in its main atrium lobby.

•	Outdoor Water Amenities. Outdoor water amenities complement our indoor waterpark facilities and allow our guests to take advantage of favorable weather conditions. Our outdoor water amenities include activity pools and a large deck or patio area and are generally open from May until September. Our Wisconsin Dells resort also has outdoor waterslides.

•	Fitness Room. Our fitness rooms contain aerobic exercise equipment and weight-lifting machines with numerous televisions for active viewing.

•	Meeting Space. Our resorts offer meeting rooms ranging from approximately 3,000 to over 7,000 square feet that are available for guest meetings, including a 99-seat state-of-the-art symposium-style room at our Traverse City resort.

•	Conference Facility. Our Blue Harbor Resort features an approximately 21,000 square-foot attached conference facility that provides spaces ranging from approximately 1,000 square feet to 10,000 square feet for a number of different types of conferences and conventions.

•	Biko’s 3D Theatre. Our 3D theatres, located at our Wisconsin Dells and Traverse City resorts, provide a 12- minute virtual reality adventure for children and their parents.

•	Wiley’s Woods. Wiley’s Woods is an interactive indoor live video game in a four-story, approximately 16,000 square-foot structure located at our Wisconsin Dells resort. Children ages three and older wear electronic wrist bands and gain points by navigating slides, bridges, nets and mazes and performing a variety of tasks on over 60 machines and gadgets. Admission to Wiley’s Woods is free for all resort guests and is open to the public for a fee of $6 for children and $9 for adults, with free admission for children under the age of three.

Operating Properties

      Our operating resorts are currently located in Wisconsin Dells, Wisconsin; Sandusky, Ohio; Traverse City, Michigan; Kansas City, Kansas; and Sheboygan, Wisconsin.

Great Wolf Lodge of Wisconsin Dells, Wisconsin

      Our Great Wolf Lodge, located on 25 acres in Wisconsin Dells, Wisconsin, was originally constructed in 1997 and acquired by Great Lakes in 1999.

      Wisconsin Dells is a renowned family vacation destination that features a number of entertainment options, including amusement parks, museums, live entertainment and other indoor waterparks. According to its Visitor and Convention Bureau, the Wisconsin Dells area attracts over two and a half million visitors each year and in 2003 attracted over $670 million of vacation-related expenditures. Wisconsin Dells is within a one-hour drive from Madison, Wisconsin; a two-hour drive from Milwaukee, Wisconsin; and a three and one-half hour drive from Chicago, Illinois. According to Third Wave Research, there are approximately 16.0 million people who live within 180 miles of the resort.

      The Great Wolf Lodge of Wisconsin Dells has 309 guest suites and an approximately 38,000 square-foot indoor waterpark that includes our signature treehouse water fort. The resort offers a number of revenue-enhancing amenities, including a themed restaurant, Loose Moose Bar & Grill, Bear Claw Café ice cream shop and confectionery, Youkon Jack’s game arcade, Buckhorn Exchange gift shop, full-service Aveda concept spa,

Wiley’s Woods, Biko’s 3-D virtual reality adventure theater and meeting rooms. The resort also includes non-revenue-generating amenities, such as an animated two-story clocktower, Cub Club room and Iron Horse fitness center. In September 2004, we began construction on enhancements to our indoor waterpark at this resort to add a wave pool and other new attractions.

      For the twelve months ended September 30, 2004, the resort experienced average occupancy of 61.7%, an average daily room rate of $194.58, average revenue per available room of $120.14 and total revenue per occupied room of $271.34.

      In spring 2005, we intend to begin construction of at least 64 condominium units. In connection with this project, we intend to expand our indoor waterpark accordingly, which we expect would be complete in 2005.

Great Wolf Lodge of Sandusky, Ohio

      In March 2001, we opened our Great Bear Lodge in Sandusky, Ohio, which has the same theming as each of our Great Wolf Lodge resorts and was re-named the Great Wolf Lodge of Sandusky in May 2004. Sandusky is a family destination near Cleveland, Ohio that is well known for its amusement parks. According to the Sandusky/ FIB Erie County Visitors and Convention Bureau, Sandusky attracts approximately seven million visitors each year. Sandusky is within a one-hour drive from Cleveland, Ohio; a two-hour drive from Detroit, Michigan; a two and one-half-hour drive from Columbus, Ohio; and a three-hour drive from Pittsburgh, Pennsylvania. According to Third Wave Research, there are approximately 23.7 million people who live within 180 miles of the resort.

      The Great Wolf Lodge of Sandusky is located on approximately 15 acres and has 271 guest suites and an approximately 34,000 square-foot indoor waterpark that includes our signature treehouse water fort, tube slides, body slides, hot tubs and a lazy river. The resort offers a number of revenue-enhancing amenities, including our Gitchigoomie Grill and Lumber Jack’s Cook Shanty themed restaurants, Northern Lights game arcade, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our Cub Club room and Iron Horse fitness center.

      For the twelve months ended September 30, 2004, the resort experienced average occupancy of 68.4%, an average daily room rate of $231.38, average revenue per available room of $158.34 and total revenue per occupied room of $324.16.

Great Wolf Lodge of Traverse City, Michigan

      In March 2003, we opened our Great Wolf Lodge in Traverse City, Michigan. Traverse City is a traditional family vacation destination with skiing and lake activities. According to the Traverse City Convention and Visitors Bureau, Traverse City attracts approximately two million visitors each year. Traverse City is within a three-hour drive from Grand Rapids, Michigan and the Saginaw/ Flint, Michigan area and a four-hour drive from Detroit, Michigan. This resort also draws guests from Northern Indiana and Ohio. According to Third Wave Research, there are approximately 7.6 million people who live within 180 miles of the resort.

      The Great Wolf Lodge of Traverse City is located on approximately 48 acres and has 281 guest suites and an approximately 40,000 square-foot indoor waterpark that includes our signature treehouse fort and Howling Wolf family raft. The resort offers a number of revenue-enhancing amenities, including our Camp Critter Bar & Grille and Loose Moose Cottage themed restaurants, Northern Lights game arcade, full-service Aveda concept spa, Bear Claw Café ice cream shop and confectionery, Biko’s 3D virtual reality adventure theater, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

      For the twelve months ended September 30, 2004, the resort experienced average occupancy of 68.9%, an average daily room rate of $222.71, average revenue per available room of $153.47 and total revenue per occupied room of $321.00.

Great Wolf Lodge of Kansas City, Kansas

      In May 2003, we opened our Great Wolf Lodge in Kansas City, Kansas as part of the Village West tourist district that includes a Cabela’s superstore, Nebraska Furniture Mart and the Kansas Nascar Speedway. According to the Kansas City Convention and Visitors Bureau, Kansas City attracts approximately five million visitors each year. Kansas City is within a one-hour drive from Topeka, Kansas; a two and one-half hour drive from Jefferson City, Missouri; and a three-hour drive from Lincoln, Nebraska. According to Third Wave Research, there are approximately 7.0 million people who live within 180 miles of the resort.

      The Great Wolf Lodge of Kansas City is located on approximately 17 acres and has 281 guest suites and an approximately 40,000 square-foot indoor waterpark that includes our signature treehouse water fort. The resort offers a number of revenue-enhancing amenities, including our Camp Critter Bar & Grille themed restaurant, Bear Claw Café ice cream shop and confectionery, full-service Aveda concept spa, Northern Lights game arcade, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

      For the twelve months ended September 30, 2004, the resort experienced average occupancy of 61.8%, an average daily room rate of $195.06, average revenue per available room of $120.50 and total revenue per occupied room of $289.27.

Blue Harbor Resort of Sheboygan, Wisconsin

      In June 2004, we opened our Blue Harbor Resort on an approximately 12-acre property on the shores of Lake Michigan in Sheboygan, Wisconsin. Sheboygan is a traditional family vacation destination featuring lake activities and golf. Due to the nature of Sheboygan as a family vacation destination on the water, we decided that a nautical theme would be more appropriate than our typical northwoods lodge theme. This resort is modeled after a grand beach resort and decorated in a manner consistent with that theme, including a nautical themed lobby and specialty rooms such as the KidAquarium Suite with bunk beds surrounded by walls of deep blue sea and schools of fish and the Boathouse Suite with rowboat bunk beds. According to the Sheboygan Convention and Visitors Bureau, visitors to Sheboygan spent approximately $260 million in 2002. Sheboygan is within a one-hour drive from Milwaukee and Green Bay, Wisconsin; a two-hour drive from Madison, Wisconsin; a three-hour drive from Chicago, Illinois; and a four-hour drive from Dubuque, Iowa. According to Third Wave Research, there are approximately 18.4 million people who live within 180 miles of the resort.

      Our Blue Harbor Resort has 183 guest suites, with an additional 64 individually-owned, two and four bedroom condominium units located adjacent to the resort, and an approximately 43,000 square-foot Breaker Bay indoor waterpark with a 12-level Lighthouse Pier water fort. The resort offers a number of revenue-enhancing amenities, including our nautical-themed On the Rocks Bar & Grille and Rusty Anchor Buffet restaurants, Sweetshop Landing ice cream shop and confectionery, full-service Aveda concept spa, Northern Lights game arcade and Precious Cargo gift shop. This resort also has an approximately 21,000 square-foot attached conference facility capable of seating 1,000 people. The resort offers non-revenue-generating amenities such as our 2,000 gallon hand-blown glass water fountain featuring a music and light show, Crew Club for kids and Ship Shape Place fitness center. Admission to the indoor waterpark is available to residents of Sheboygan County for a fee. We currently manage the rental of substantially all of the condominium units at this resort. We receive a rental management fee of approximately 40% of net room revenue after the deduction of certain expenses. In addition, we receive reimbursement of certain waterpark expenses through the condominium association.

Properties Under Construction

Great Wolf Lodge of Williamsburg, Virginia

      In December 2003, we began construction of our Great Wolf Lodge in Williamsburg, Virginia on a 65-acre site. Williamsburg is a popular family vacation destination with amusement parks and waterparks and other entertainment attractions. Williamsburg is a one-hour drive from Richmond, Virginia; a two and one-half-hour drive from Washington, D.C.; a three-hour drive from Baltimore, Maryland and a three and one-half-hour drive from Raleigh, North Carolina. According to Third Wave Research, there are approximately 16.7 million people who live within 180 miles of the resort.

      The resort will occupy approximately 36 acres of the site. We may sell up to 11 acres of the excess land as out-lots and plan to retain the remaining acreage to support future expansion of the resort. As of September 30, 2004, total development costs incurred to date were approximately $25.4 million. We expect to incur an additional $36.7 million of costs to complete the project.

      Upon completion, the Great Wolf Lodge of Williamsburg will have 301 guest suites and an approximately 55,000 square-foot indoor waterpark that includes our signature treehouse water fort. We are constructing a relatively large indoor waterpark in Williamsburg because we believe that the demand for this resort will support an expansion, including an additional number of rooms, over the next several years. The resort will offer a number of revenue-enhancing amenities, including themed restaurants, a full-service Aveda concept spa, game arcade, Bear Claw Café ice cream shop and confectionery, gift shop and approximately 7,000 square feet of meeting rooms. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the spring of 2005.

Great Wolf Lodge of the Pocono Mountains

      In April 2004, we began construction of a Great Wolf Lodge in the Pocono Mountains on a 95-acre site near Stroudsburg, Pennsylvania. The Pocono Mountains area is a popular family vacation destination featuring family-oriented attractions and recreational activities. According to the Official Convention and Visitors Bureau of Pennsylvania’s Pocono Mountains, the Pocono Mountains region attracts approximately three million visitors each year. The resort will be located within a one and one-half-hour drive from New York, New York; a two-hour drive from Philadelphia, Pennsylvania; a three and one-half hour drive from Baltimore, Maryland and a four-hour drive from Washington, D.C. According to Third Wave Research, there are approximately 43.6 million people who live within 180 miles of the resort. As of September 30, 2004, total development costs incurred to date were approximately $19.2 million. We expect to incur an additional $72.9 million of costs to complete the project.

      Upon completion, the Great Wolf Lodge of the Pocono Mountains will have 400 guest suites and an approximately 78,000 square-foot indoor waterpark that includes our signature treehouse water fort. The resort will offer a number of revenue-enhancing amenities, including a themed restaurant and bar and grille, full-service Aveda concept spa, game arcade, gift shop and approximately 7,900 square feet of meeting rooms. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the fall of 2005.

Great Wolf Lodge of Niagara Falls, Ontario

      In January 2004, Great Lakes entered into a license agreement with Ripley’s that authorizes Ripley’s to develop and operate a Great Wolf Lodge resort in Niagara Falls, Ontario. In addition, the agreement allows Ripley’s to use certain licensed trademarks, such as “Cub Club,” “KidCabin,” “Wiley’s Woods” and “Great Wolf Lodge.” The term of the license agreement is ten years, with the possibility of up to four successive five-year automatic renewals. Under the license agreement, Ripley’s is required to pay a monthly license fee, a brand marketing fee that we are obligated to contribute to a marketing program and a fee related to furniture, fixtures and equipment start-up costs. We may terminate the license agreement at any time, upon notice, if Ripley’s fails to meet its material obligations under the agreement. These obligations require Ripley’s to meet payment obligations in a timely manner, maintain and operate the resort in a manner consistent with our operating standards and obtain our approval prior to the use of any of our licensed trademarks. In addition, these material obligations restrict Ripley’s to selling only products, goods and services that we approve and from developing or managing a hotel with an indoor waterpark within the United States until, at the earliest, January 2016.

      We have also entered into a construction consulting agreement in connection with Ripley’s construction of the resort. Under the agreement, we will provide construction management and consulting services for a fee. In addition, we are currently negotiating a management services agreement and a reservation system agreement for this resort under which we will manage the resort and provide central reservation systems services.

      Ripley’s began construction of the Niagara Falls resort in September 2004. Niagara Falls is a popular family vacation destination. According to the City of Niagara Falls, Ontario website, Niagara Falls attracts over 19 million visitors each year. Niagara Falls is less than a one hour drive from Buffalo, New York; a one and one-half-hour drive from Toronto, Ontario; and a two and one-half-hour drive from Syracuse, New York. Pursuant to the license agreement, we will operate the resort once it is completed.

      Upon completion, the Great Wolf Lodge of Niagara Falls will have 404 guest suites with an approximately 82,000 square-foot indoor waterpark. The resort will offer a number of revenue-enhancing amenities, including themed restaurants, ice cream shop and confectionery, full-service Aveda concept spa, game arcade, gift shop and meeting space. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the Spring of 2006.

Corporate Offices

      We lease approximately 13,800 square feet of office space for our corporate offices and approximately 2,500 square feet of office space for our central reservations call center operations in Madison, Wisconsin. We believe these facilities are adequate for our current needs.

Development

Development Criteria

      We choose sites for the development of new resorts based upon a number of factors, including:

•	Large target customer base. We select development sites that generally have a minimum of five million target customers within a convenient driving distance. Because we offer an affordable vacation experience, we appeal to families in a variety of income ranges.

•	Recognized tourist destination. We focus on drive-to destinations that attract a large number of tourists, including traditional family vacation markets. We believe we can charge premium rates in these markets due to the high quality of our resorts and our family-oriented amenities and activities. In addition, the indoor nature of many of our amenities and activities allows us to reduce the impact of seasonality that negatively affects other attractions in these areas. These areas also often have active and effective local visitors and convention bureaus that complement our marketing and advertising efforts at little or no cost to us.

•	Highly visible and large sites. We develop resorts in highly visible locations along major roadways. Visibility from highways enhances easy drive-to access, provides marketing benefits due to high volumes of traffic and often produces synergies from adjacent land uses or complementary developments. We generally choose sites that have enough acreage to allow for potential expansions and future sales of out-lots.

      Based upon these criteria, we have identified over 50 markets that have populations of at least five million people located within a convenient driving distance. We have already identified potential development locations in 12 to 14 of these target markets that meet our other criteria for successful development. We are in negotiations for sites in six of these markets. In addition, our licensee, Ripley’s, is developing a Great Wolf Lodge in Niagara Falls, Ontario that we will operate pursuant to our license and management agreement with Ripley’s.

      Once we have identified a market that meets our development criteria, we search for potential sites, which may be difficult to find in some areas. We then perform initial analyses of the permitting process and access to utilities, before acquiring a sufficient amount of land from one or more landowners. Based upon the target customer base of the market, we develop initial specifications for the resort, such as the number of guest suites and size of the indoor waterpark and other amenities. We also formally begin the potentially lengthy and difficult process of obtaining the necessary approvals and permits from the appropriate local governmental bodies, including the necessary water rights and environmental permits. Once the permitting process is complete, we secure financing for the project and begin construction on the resort. This overall development process typically takes from two and one-half to four years.

Performance of Developed Properties

      The following table details several key performance indicators for each of the following resorts:

•	our Sandusky, Ohio resort that opened in March 2001 after a 13-month construction period with a total development cost of approximately $40 million;

•	our Traverse City, Michigan resort that opened in March 2003 after a 12-month construction period with a total development cost of approximately $53 million; and

•	our Kansas City, Kansas resort that opened in May 2003 after a 12-month construction period with a total development cost of approximately $51 million.

      These resorts represent the only resorts that we have developed and that were open for at least one year as of the completion of the initial public offering. The key indicators include (1) occupancy, (2) RevPAR, (3) Adjusted EBITDA margin and (4) Adjusted EBITDA Asset Yield. We define Adjusted EBITDA margin as the Adjusted EBITDA for a particular resort divided by that resort’s total revenue for the specified time period. We define Adjusted EBITDA Asset Yield as the Adjusted EBITDA for a particular resort divided by that resort’s average gross book value of property and equipment. We define average gross book value as the average of the beginning and ending book values for property and equipment at a specific resort for the specified time period.

					For the Twelve Months Ended
					September 30, 2004

	For the Year Ended		For the Year Ended						Average	Adjusted
	December 31, 2002		December 31, 2003					Adjusted	Gross	EBITDA
							Total Resort	EBITDA	Book	Asset
Resort	Occupancy	RevPAR	Occupancy	RevPAR	Occupancy	RevPAR	Revenues	Margin	Value	Yield

	(%)	($)	(%)	($)	(%)	($)	($ million)	(%)	($ million)	(%)
Sandusky	67.0	146.82	70.0	157.11	68.4	158.34	22.0	34.7	39.2	19.4
Traverse City	—	—	70.4	148.47	68.9	153.47	22.8	36.1	50.3	16.3
Kansas City	—	—	52.6	103.49	61.8	120.50	18.0	24.1	48.3	9.0

      Our Sandusky and Traverse City resorts were built in traditional family vacation destinations that had previously established vacation attractions prior to the development of our resorts. These resorts experienced a relatively rapid ramp-up to what we consider to be stabilized operating performance. However, our Kansas City resort was built as part of a new tourist district along with several other newly-constructed tourist attractions. Accordingly, this resort is experiencing a longer ramp-up to what we expect to be stabilized operating performance. In addition, our Wisconsin Dells resort, which we purchased in 1999, had an Adjusted EBITDA Margin and Adjusted EBITDA Asset Yield of 31.6% and 13.7%, respectively, for the twelve months ended September 30, 2004.

      EBITDA and Adjusted EBITDA as presented are supplemental non-GAAP financial measures. EBITDA is commonly defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization. Our definition of Adjusted EBITDA is different from EBITDA because we further adjust net income for interest on mandatorily redeemable ownership interests. We believe Adjusted EBITDA is useful to an investor in evaluating a resort’s operating performance because:

•	our resort assets are depreciated over their remaining useful lives in accordance with GAAP. Because depreciation and amortization are non-cash items, we believe that presentation of Adjusted EBITDA is a useful measure of a resort’s operating performance;

•	it is widely used in the hospitality and entertainment industries to measure a resort’s operating performance without regard to items such as interest on mandatorily redeemable ownership interests; and

•	we believe it helps investors meaningfully evaluate and compare a resort’s results of operations from period to period by removing the impact of certain items, primarily depreciation and amortization, from the resort’s operating results.

      Our management uses Adjusted EBITDA:

•	as a measurement of a resort’s operating performance because it assists us in comparing the resort’s operating performance on a consistent basis by removing the impact of items directly resulting from our asset base, primarily depreciation and amortization, non-recurring or unusual items and interest on mandatorily redeemable interests, from the resort’s operating results;

•	for planning purposes, including the preparation of a resort’s annual operating budget;

•	as a valuation measure for evaluating a resort’s operating performance and the resort’s capacity to incur and service debt and fund capital expenditures; and

•	as one measure in determining the value of resort acquisitions and dispositions.

      We adjust for interest on mandatorily redeemable ownership interests as this item on the Kansas City resort’s historical financial statements relates to a membership interest that will be redeemed in conjunction with the formation transactions. Since this interest on mandatorily redeemable interests will not be present in the resort’s financial statements following the formation transactions, we believe adding it back provides a more meaningful comparison of our historical financial information and our expected future financial information.

      Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, Adjusted EBITDA: (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

      The following table reconciles net income for our Sandusky, Kansas City, Traverse City and Wisconsin Dells resorts to Adjusted EBITDA for the periods presented (dollars in thousands):

	For the Twelve Months Ended
	September 30, 2004

	Sandusky	Traverse City	Kansas City	Wisconsin Dells

Net income (loss)	$2,907	$(917)	$(5,843)	$(1,813)
Adjustments:
Interest expense, net	1,033	2,872	2,974	3,555
Income tax expense	—	—	—	—
Depreciation and amortization	3,693	6,263	4,900	4,198

EBITDA	7,633	8,218	2,031	5,940
Adjustments:
Interest on mandatorily redeemable ownership interests	—	—	2,305	—

Adjusted EBITDA	$7,633	$8,218	$4,336	$5,940

Tall Pines Development Agreement

      Pursuant to our agreement with Tall Pines Development Corporation, or Tall Pines, the original developer of our Wisconsin Dells resort, we have agreed to pay a royalty fee to Tall Pines ranging from 0.5-2% of annual revenues, and for our Sandusky resort, additional incentive fees of up to 2% of annual revenues, for each resort we have developed and will develop in the future for a period of ten years after the opening of each such resort. In exchange for these fees, Tall Pines has granted us an exclusive, perpetual license to use certain information received from Tall Pines in connection with Great Lakes’ purchase of the Wisconsin Dells resort from Tall Pines in 1999, including information related to operating systems, financial information, historical costs, historical revenues, historical expenses and marketing. In addition, the agreement prohibits Tall Pines from developing properties featuring water amenities such as indoor waterparks within 200 miles of our resorts and, for developments outside 200 miles of our resorts, upon notice of such intent to develop from Tall Pines, we have a right of first refusal of such development. Our agreement with Tall Pines expires in 2018, although we will be obligated to make payments pursuant to the agreement for the ten-year period following a resort’s opening even if that period extends past 2018.

Resort Operations

      Each resort employs a general manager who is responsible for the operations of the particular resort and who typically has 20-25 years of experience in the hospitality or family entertainment industry. Our general managers oversee a staff of approximately 250 resort employees and are assisted by an assistant general manager and directors for each of human resources, food and beverage, housekeeping, aquatics, maintenance, sales and marketing and front office. A corporate-level liaison for each department ensures consistency throughout our resorts while allowing a particular resort to tailor its operations to best meet the needs of its guests.

      Prior to assuming responsibility for a resort, general managers and assistant general managers undergo a management training program designed to familiarize each trainee with various facets of our management, operations and development programs. The program also emphasizes our guest service policies and provides hands-on operating experience at the resort level. Our management training program is intended to train assistant managers to become future general managers.

      We strive to provide our guests with a fun and convenient experience in a warm and family-friendly environment from the first day a new resort opens. To achieve this, a team of experienced management members from our existing resorts, along with corporate liaisons, begins training personnel at our new resorts one month prior to a resort’s opening and is on site at the new resort for a month after opening. We believe that this process ensures that the opening of a new resort is efficient and that our culture of high quality and friendly customer service is carried over to our new resorts, including our guests’ interactions with our front desk, housekeeping, waterpark, restaurant and other staff members. In addition, we train our maintenance personnel to minimize any operational problems that occur during the opening of a new resort, including the operation of our waterparks. We believe that these efforts help to minimize any problems associated with opening a new resort and give our first guests a favorable, memorable experience that will build brand loyalty.

Training and Development

      We believe that our ability to provide a warm family atmosphere where families can relax, play and reconnect begins with our people and their ability to deliver quality customer service. We seek to recruit, train and retain employees who will make sure that our guests enjoy their stay, and we seek to promote from within our company. Each new resort employee undergoes a week-long orientation program and is paired with a more veteran employee for a month so that the new employee can learn more about our resorts, our culture and how we strive to provide the best possible customer service. Our employees are invested in our success and focused on ensuring a memorable experience for each of our guests. We believe that our high level of customer service sets us apart and promotes valuable referrals and repeat visits.

Sales and Marketing

      We place a significant emphasis on the sales and marketing of our unique, family-focused resorts. We work together with a third-party consulting firm to analyze the demographics of our markets and to identify potential guests for targeted marketing, both within our primary market areas and beyond those areas to attract occasional or seasonal travelers. We market to these potential customers through a combination of television, radio, newspaper and direct mail advertising, including advertising through local chambers of commerce and convention and visitors bureaus. We also rely upon repeat guests and guest referrals, as well as brand recognition and the visibility of the resorts themselves, which are located along major highways in high traffic areas. In addition, our engaging website offers detailed information about our resorts, including virtual tours and room layouts.

      For new resorts, our marketing efforts begin before construction commences and we establish sales offices to generate advance bookings. Reservations may be made at our resorts, through our web site or through our central reservations call center. Our call center and highly trained staff allow us to offer consistent specials throughout our resorts, better track room occupancy levels and room rates and handle the high volume of calls that are usually associated with the opening of a resort.

      We maintain an in-house sales force and graphic arts department comprised of 10 employees. Our experienced staff develops products and promotions for use in merchandising and marketing promotions. We also engage in cross-marketing, promotions and co-marketing arrangements with major vendors. We have received numerous awards for our general advertising, website, print media, radio commercials and sales presentations.

      We have developed Cub Club, a frequent guest program for children. Membership is available to all children who have stayed at one of our resorts. The benefits of the program include coupons and other incentives, a periodic newsletter, access to the Cub Club activity rooms at each of our resorts and special offers to children who visit during their birthday month. Our Blue Harbor Resort features a Crew Club program for children similar to the Great Wolf Lodge resorts’ Cub Club.

Maintenance and Inspections

      Each of our resorts has an aquatics manager who is trained in all aspects of water quality and safety. Our waterparks are frequently inspected by on-site maintenance personnel. These inspections include safety checks of the equipment in the waterpark, as well as analyses of water and air quality. Our water quality levels are constantly monitored and tested by computers and by a full-time aquatics maintenance engineer, who works with an additional assistant during our busiest months. Our air quality system is designed to minimize humidity and moisture build-up, which materially reduces maintenance costs. Furthermore, we use Ellis & Associates as water safety consultants at our resorts in order to train lifeguards and audit safety procedures.

      Our senior management and the individual resort personnel evaluate the risk aspects of each resort’s operation, including potential risks to the public and employees and staff. All of our staff is committed to maintaining and enhancing the quality of our resorts, from housekeeping personnel to the employees at the front desk. Each resort has six full time maintenance employees on staff that ensure building quality and three fulltime aquatics maintenance employees that ensure the ride safety and air and water quality inside the resort’s indoor waterpark. We use a state of the art filtration system and ozonators to balance the water and air quality within the waterpark in order to accommodate fluctuating quantities of visitors.

Our Customers

      Our target customer base consists of families with children ranging in age from 2 to 14 years old who live within a convenient driving distance from our resorts. We believe that most families choose our resorts either for taking a primary vacation during the year or for weekend or holiday getaways. According to research conducted by Third Wave Research at our Wisconsin Dells and Sandusky resorts, families choosing us as their primary vacation destination account for approximately 60% of our annual room nights and approximately 40% of our total revenue, while families choosing us for weekend and holiday getaways account for approximately 25% of our annual room nights and approximately 30% of our total revenue. Although we have not had studies performed at our other resorts, we believe our other resorts would have similar statistics.

      In addition, meeting facilities at our resorts allow us to attract other types of customers, such as small companies, business groups and social clubs. We believe that the 21,000 square foot conference center located at our Sheboygan resort will allow us to attract larger companies and industry groups to that resort.

Competition

      Our resorts compete with other forms of family vacation travel, including theme parks, waterparks and amusement parks and other recreational activities, including other resorts located near these types of attractions. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe that the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.

      A recent USRC survey identified 17 existing properties meeting their definition of an indoor waterpark destination resort that are currently open, and five additional destination resorts expected to open in 2004 in the United States and Canada. Two of these resorts have opened since the survey was published, including our Blue Harbor Resort. We are aware of eight additional resorts that are under construction or in active development, including our three resorts under construction, which includes our licensed resort in Niagara Falls owned by Ripley’s. Based on the USRC survey, our five operating resorts and three additional resorts under construction comprise approximately 27% of the supply of new and existing resorts in this market segment.

      As a result of our market presence and our management team’s substantial experience, we believe we have an opportunity to capitalize on our first-mover advantage in this industry segment and to achieve significant brand recognition. While we believe that our first-mover advantage is very beneficial to us, it does provide our competitors with an opportunity to monitor our success in our chosen markets. As such, a competitor may choose not to enter one of our markets based on our performance, or may subsequently develop a resort in our markets that is newer, has additional amenities, or offers more, larger or more exciting waterpark attractions than our resorts.

      In most of our markets, there are few, if any, other family entertainment resorts featuring indoor waterparks. However, in Wisconsin Dells, Wisconsin, where indoor waterparks were first introduced, there are approximately 16 other resorts and hotels with some type of indoor water-related activity or amenity. As a result, we face significant competition from both lower priced unthemed waterparks and larger, more expensive waterparks with thrill rides and other attractions in the Wisconsin Dells market. While the Wisconsin Dells market has a significant number of resorts with indoor waterparks, we believe the competitive landscape in that small, regional market is not representative of the competition we may face as we further expand our portfolio of resorts. The vast majority of indoor waterpark resorts in Wisconsin Dells are family-owned or privately-operated businesses that have yet to develop additional resorts outside of Wisconsin Dells. In addition, we believe our ability to compete effectively in this highly competitive market will enable us to more effectively compete in other markets where we may not be the only family entertainment resort.

      We anticipate that competition within some of our markets will increase in the foreseeable future. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts with indoor waterparks, which will compete with our resorts. There area currently nine resorts that meet USRC’s definition of an indoor waterpark destination resort that are under construction or in active development, six of which will be operated by competitors. One of these resorts is being constructed by a competitor in Sandusky and another resort is being constructed by a competitor near Traverse City.

Insurance

      We believe that our properties are covered by adequate fire, flood and property insurance, as well as commercial liability insurance with what we believe are commercially reasonable deductibles and limits for our industry. Changes in the insurance market since September 11, 2001 have caused significant increases in insurance costs and deductibles, and have increased the risk that affordable insurance may not be available to us in the future.

      While our management believes that our insurance coverage is adequate, if we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition could be materially and adversely affected.

Intellectual Property

      We have registered, applied for the registration of or claim ownership of a variety of trade names, service marks, copyrights and trademarks for use in our business, including Biko the Bear, Blue Harbor Resort, Boathouse Suite, Breaker Bay, Crew Club, Cub Club, Great Wolf Lodge, Great Wolf Resorts, KidAquarium Suite, KidCabin and Wiley the Wolf in the United States and, where appropriate, in foreign countries. There can be no assurance that we can obtain the registration for the marks where registration has been sought. We are not aware of any facts that would negatively impact our continuing use of any of the above trade names, service marks or trademarks. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

Governmental Regulation

      The ownership and management of our resorts, as well as our development and construction of new resorts, subjects us to comprehensive federal, state and local laws regulating zoning, land development, land use, building design and construction, and other real estate-related laws and regulations. In addition, a number of states regulate the permitting and licensing of resorts by requiring registration, disclosure statements and compliance with specific standards of conduct. Our failure to maintain or acquire the requisite licenses, permits and authorizations required by such laws and regulations, as well as any failure on our part to comply with registration, disclosure and standards of conduct required by such laws and regulations could impact the operation, profitability and success of our current resorts or the development, completion and success of any resorts we may develop in the future. We believe that each of our resorts has the necessary permits and approvals to operate its business and is in material compliance with all applicable registration, disclosure and conduct requirements. We intend to continue to obtain such permits and approvals for any resorts we may develop in the future or additions or renovations to current resorts and to ensure that such resorts and additions or renovations comply with applicable registration, disclosure and conduct requirements.

      We are also subject to laws and regulations governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase our overall labor costs.

      The operation of our waterparks subjects us to state and local regulations governing the quality of the water we use in our waterparks, including bacteriological, chemical, physical and radiological standards. In addition to inspections we conduct on our own, state and local authorities may also conduct inspections of our waterparks to determine our compliance with applicable standards. If we are found to be in violation of such regulations we could be subject to various penalties, including, but not limited to, monetary fines and the temporary closure of our waterparks. Changes in state or local regulations could impose more stringent standards with which we would have to comply.

      We are subject to both federal and state environmental laws and regulations, including laws and regulations governing the discharge of water from our waterparks. Specifically, under the requirements of the Federal Clean Water Act, we must obtain National Pollutant Discharge Elimination System permits from the Environmental Protection Agency or from the state environmental agency to which the permit program has been delegated for discharges into waterways and comply with the permit terms regarding wastewater quality and discharge limits. Such permits must be renewed from time-to-time, as required by regulation and additional capital expenditures for wastewater treatment systems associated with the renewal of our water discharge permits may be required. Importantly, changes in federal or state legislation or regulations could impose more stringent release standards with which we would have to comply. Currently, our development in the Pocono Mountains is our only property subject to such laws and regulations governing the discharge of water and we intend to comply with these laws and regulations as we develop that property.

      As a place of public accommodation, our resorts are subject to the requirements of the Americans with Disabilities Act of 1990, which we refer to as the ADA. As such, our resorts are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. Further, federal legislation or regulations may amend the ADA to impose more stringent requirements with which we would have to comply.

Environmental Matters

      Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

      Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

      We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

      Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

      On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, our work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial conditions or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental conditions and liabilities associated with the property could change in the future.

      Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Employees

      As of December 31, 2004, we had approximately 120 corporate employees, including our central reservations center employees, and approximately 1,600 resort-level employees, approximately 700 of whom were part-time employees. Unlike more seasonal resorts and attractions, we are open year-round and are able to attract and retain high quality employees throughout the year. However, we do have fewer part-time employees during the winter months. None of our employees is covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Legal Proceedings

      We are party to various legal actions in the ordinary course of our business. We believe these actions are routine in nature and incidental to the operation of our business. While the outcome of these actions cannot be predicted with certainty, we believe that the ultimate resolution of these matters will not have a material adverse impact on our business, financial condition or prospects.

MANAGEMENT

Directors and Executive Officers

      Our board of directors currently consists of nine directors, five of which are independent directors under applicable law. Pursuant to our certificate of incorporation, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify. The first annual meeting of our stockholders as a publicly traded company will be held in 2005. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

      The following table sets forth certain information concerning our directors and executive officers:

Name	Age	Position

Bruce D. Neviaser	49	Chairman of the Board
John Emery	40	Chief Executive Officer and Director
Craig A. Stark	53	President and Director
Elan Blutinger	49	Director(1)
Randy Churchey	44	Director(2)(3)
Michael M. Knetter	44	Director(1)(2)
Alissa N. Nolan	42	Director(1)(3)
Howard Silver	50	Director(2)(3)
Marc B. Vaccaro	41	Director
James A. Calder	42	Chief Financial Officer
Eric S. Lund	38	Executive Vice President of Sales and Marketing
Hernan R. Martinez	52	Executive Vice President of Development
Kimberly K. Schaefer	38	Chief Brand Officer
J. Michael Schroeder	37	General Counsel and Corporate Secretary
Alexander P. Lombardo	36	Treasurer

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

      Bruce D. Neviaser has served as Chairman of the Board since we commenced operations in May 2004. Mr. Neviaser co-founded our predecessor companies and from 1992 until completion of the initial public offering, served as the Co-Chairman of Great Lakes and its predecessor companies, where he was involved in selecting development sites, designing deal structures and raising capital. Mr. Neviaser has over 20 years of experience in hotel and commercial real estate management, development and acquisition. Mr. Neviaser was recently appointed to the Advisory Board of the Weinert Center for Entrepreneurship at the University of Wisconsin-Madison School of Business and is an active community leader.

      John Emery has served as our Chief Executive Officer and director since we commenced operations in May 2004. From January 2004 until completion of the initial public offering, Mr. Emery served as the Chief Executive Officer of Great Lakes. From 1995 to December 2003, Mr. Emery served in a number of management positions at Interstate Hotels & Resorts, Inc., a public company and the nation’s largest independent third-party hotel management company, most recently as president and chief operating officer. Additionally, from 1995 to November 2002, Mr. Emery served in a number of management positions at MeriStar Hospitality Corporation, a public company and one of the nation’s largest hotel real estate investment trusts, most recently as president and chief operating officer. Mr. Emery is a former member of the board of directors of Interstate Hotels & Resorts and MeriStar Hospitality. He currently serves on the Pamplin College of Business advisory council at Virginia Tech and is executive director of the Stone Circle Foundation, a private, non-profit organization.

      Craig A. Stark has served as our President and a director since we commenced operations in May 2004. From 1995 until completion of the initial public offering, Mr. Stark served as the President of Great Lakes and its predecessor companies, where his responsibilities included overseeing site selection, operations, brand development and sales and marketing efforts. Mr. Stark has over 30 years of hospitality experience and has earned distinction for managing top performing and award-winning facilities. Mr. Stark holds a Bachelor of Science degree in Home Economics with a concentration in Hotel and Restaurant Management from the University of Wisconsin-Stout.

      Elan Blutinger has been a managing director of Alpine Consolidated, LLC, a merchant bank specializing in consolidating fragmented industries, since 1996. Mr. Blutinger served as a director of Hotels.com, an online booking service of hotels and other travel-related services, from 2001 until its sale in 2003. Mr. Blutinger was a founder and director of Resortquest International, a leading public vacation property management and realty company, from 1997 until its sale in 2003, a founder and director of Travel Services International, a consolidator of specialized travel services, from 1996 until its sale in 2001, and a director of Online Travel Services, a U.K.-based online travel and technology company, from 2000 until its sale in 2004. Mr. Blutinger is a trustee of the Washington International School and The Sheridan School. Mr. Blutinger currently serves as one of our independent directors and as chair of our nominating and corporate governance committee.

      Randy Churchey has been a private investor since the sale of RFS Hotel Investors, Inc., a public self-administered hotel real estate investment trust in July 2003. From November 1999 until July 2003, Mr. Churchey served as president and chief operating officer and a director of RFS Hotel Investors, Inc. From 1997 through October 1999, Mr. Churchey was senior vice president and chief financial officer of FelCor Lodging Trust, a public hotel owner and operator. For nearly 15 years prior to joining FelCor, Mr. Churchey held various positions in the audit practice of Coopers & Lybrand, LLP, where he most recently served as partner and as chairman of the firm’s Hospitality and Real Estate practice for the Southwestern United States. Mr. Churchey is a certified public accountant. Mr. Churchey is a director of Innkeepers USA Trust, a hotel real estate investment trust, and serves as chairman of its audit committee. Mr. Churchey currently serves as one of our independent directors, chair of our audit committee and as a member of our compensation committee.

      Michael M. Knetter joined the University of Wisconsin-Madison School of Business as its dean in July 2002. From June 1997 to July 2002, Dean Knetter was associate dean of the MBA program and professor of international economics in the Amos Tuck School of Business at Dartmouth College. Dean Knetter has served as a senior staff economist for the President’s Council of Economic Advisors for former presidents George H.W. Bush and William Jefferson Clinton and has been a consultant to the International Monetary Fund. Dean Knetter is a research associate for the National Bureau of Economic Research and a Trustee of Lehman Brothers/First Trust Income Opportunity Fund and the Lehman Brothers Liquid Assets Trust. Dean Knetter currently serves as one of our independent directors and as a member of our audit committee and nominating and corporate governance committee.

      Alissa N. Nolan is a long time entertainment/attractions industry analyst and development consultant. Since January 2001, she has served as director of strategic planning and development to The Tussauds Group, a visitor attractions company. Prior to joining Tussauds, Ms. Nolan was a director and principal with Economics Research Associates, a specialist advisor to global attractions and leisure developers and leisure investors, from 1993 to 1999. After leaving Economics Research Associates and prior to joining Tussauds, Ms. Nolan served as a private consultant. Ms. Nolan currently serves as one of our independent directors and as a member of our compensation committee and our nominating and corporate governance committee.

      Howard Silver is the president and chief operating officer of Equity Inns, Inc., a public self-advised and self-administered real estate investment trust, having served in these capacities since June 1998. Mr. Silver joined Equity Inns in May 1994 and has served in various capacities including: executive vice president of finance, secretary, treasurer and chief financial officer. Mr. Silver has been a certified public accountant since 1980. Mr. Silver is a director of Capital Lease Funding, Inc., a public triple net lease real estate investment trust, and serves on its audit committee. Mr. Silver is also on the board of managers of GHII, LLC, a national hotel furniture and equipment provider. Mr. Silver currently serves as one of our independent directors and as chair of our compensation committee and as a member of our audit committee.

      Marc B. Vaccaro has served as a director since we commenced operations in May 2004. Mr. Vaccaro co-founded our predecessor companies and from 1992 until completion of the initial public offering, served as the Co-Chairman of Great Lakes and its predecessor companies. Mr. Vaccaro has over 16 years of experience in a wide array of commercial property acquisitions, developments and redevelopments, including hotel, shopping center, office and land projects. Mr. Vaccaro holds a Bachelors of Art degree in Economics from the University of Wisconsin. Mr. Vaccaro sits on several foundation boards, including the Menasha Corporations Foundation and the Theda Clark Smith Foundation.

      James A. Calder has served as our Chief Financial Officer since we commenced operations in May 2004. From September 1997 to April 2004, Mr. Calder served in a number of management positions with Interstate Hotels & Resorts, Inc., a public company, and its predecessor company, serving most recently as chief financial officer. Additionally, from October 2001 to November 2002, Mr. Calder served as chief accounting officer of MeriStar Hospitality Corporation, a public company. From May 1995 to September 1997, Mr. Calder served as senior vice president and corporate controller of ICF Kaiser International, Inc., a public consulting and engineering company. Prior to that time, from 1984 to May 1995, Mr. Calder worked for Deloitte & Touche LLP in various capacities, serving most recently as senior manager for the real estate industry. Mr. Calder holds a Bachelor of Science degree in Accounting from The Pennsylvania State University. Mr. Calder is a certified public accountant and is president and treasurer of the Thomas W. Hetrick Memorial Scholarship Fund, a private, non-profit organization.

      Eric S. Lund has served as our Executive Vice President of Sales and Marketing since we commenced operations in May 2004. From September 1996 until completion of the initial public offering, Mr. Lund served as Senior Vice President of Sales and Marketing of Great Lakes and its predecessor companies, where he was involved with brand development, sales and marketing. From January 1995 to November 1996, Mr. Lund held the position of regional marketing director for HFS, Inc. (now a part of Cendant, Inc.), then a public company and the world’s largest hotel franchisor, where he directed the marketing efforts for 125 hotel properties in 22 states. Mr. Lund has over 17 years of sales and marketing experience in the hospitality industry and holds a Bachelor of Science degree in Public Policy and Administration from the University of Wisconsin-Whitewater.

      Hernan R. Martinez has served as our Executive Vice President of Development since we commenced operations in May 2004. During April 2004, Mr. Martinez served as Executive Vice President of Development of Great Lakes. From September 2002 to April 2004, Mr. Martinez was principal for Urbana Partners, a real estate advisory and development company serving international, private and institutional investors. From June 2000 to August 2002, Mr. Martinez served as chief operating officer for American Skiing Company Resort Properties and Executive Vice President of its parent American Skiing Company, a public company. Mr. Martinez holds a Diploma in Architecture from the University of Buenos Aires, Argentina, a Post-Graduate Diploma in Urban Development Planning, Development Planning Unit from the University College, London, U.K. and a Masters of Business Administration from Stanford University.

      Kimberly K. Schaefer has served as our Chief Brand Officer since we commenced operations in May 2004. From May 1997 until completion of the initial public offering, Ms. Schaefer served as Senior Vice President of Operations of Great Lakes and its predecessor companies. At Great Lakes, Ms. Schaefer was involved in site selection and brand development and oversaw all resort operations. Ms. Schaefer has over 15 years of hospitality experience and holds a Bachelor of Science degree in Accounting from Edgewood College in Madison, Wisconsin. Ms. Schaefer is also involved with charitable work and sits on the advisory board for Edgewood College Business School. Ms. Schaefer is a certified public accountant.

      J. Michael Schroeder has served as our General Counsel and Corporate Secretary since we commenced operations in May 2004. From November 1999 until completion of the initial public offering, Mr. Schroeder served in several senior management positions for Great Lakes, most recently as Senior Vice President and General Counsel. From September 1993 to November 1999, Mr. Schroeder was associated with several law firms in New York, New York and Greenwich, Connecticut where he specialized in real estate, real estate finance and corporate law, with a focus on the hospitality industry. Mr. Schroeder holds a Juris Doctor degree from Duke University School of Law and a Bachelor of Science degree in Finance from the University of Colorado.

      Alexander P. Lombardo has served as our Treasurer since August 2004. From August 1998 to August 2004, Mr. Lombardo served in a number of positions with Interstate Hotels & Resorts, Inc., a public company, and its predecessor company, serving most recently as vice president of finance. Additionally, from August 1998 to December 2002, Mr. Lombardo served in a number of positions with MeriStar Hospitality Corporation, a public company, serving most recently as assistant treasurer. From August 1996 to August 1998, Mr. Lombardo served as cash manager of ICF Kaiser International, Inc., a public company. Mr. Lombardo holds a Bachelor of Business Administration degree from James Madison University.

Board Committees

      Our board of directors has appointed an audit committee, compensation committee and nominating and corporate governance committee. The board of directors has adopted a written charter for each of these committees, copies of which are posted on our web site at www.greatwolfresorts.com. The inclusion of our web site address in this prospectus does not incorporate by reference the information on our web site into this prospectus.

      Under our committee charters, the composition of each committee must comply with the rules and regulations of the Nasdaq Stock Market, as amended or modified from time to time. Each of these committees has at least three directors and is composed exclusively of independent directors. Our committee charters define “independent director” by reference to the rules and regulations of the Nasdaq Stock Market, which generally deem a director to be independent if the director has no relationship to us that may interfere with the exercise of his or her independence from management.

      Audit Committee. The audit committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee selects, assists and meets with the independent auditors, oversees each annual audit and quarterly review, establishes and maintains our internal audit controls and prepares the report that federal securities laws require be included in our annual proxy statement. Mr. Churchey has been designated as chair and Messrs. Silver and Knetter have been appointed as members of our audit committee. Mr. Churchey has been designated as an “audit committee financial expert.”

      Compensation Committee. The compensation committee reviews and approves the compensation and benefits of our executive officers, administers and makes recommendations to our board of directors regarding our compensation and incentive stock plans and produces an annual report on executive compensation for inclusion in our proxy statement. Mr. Silver has been designated as chair and Ms. Nolan and Mr. Churchey have been appointed as members of our compensation committee.

      Nominating and Corporate Governance Committee. The nominating and corporate governance committee will adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the Nasdaq Stock Market, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. Mr. Blutinger has been designated as chair and Mr. Knetter and Ms. Nolan have been appointed as members of our nominating and corporate governance committee.

      Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Corporate Governance Profile

      In addition to the independent directors serving on our board committees, we have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. The corporate governance initiatives that we have enacted include the following:

•	Our board of directors is not staggered, with all of our directors subject to annual re-election;

•	Of the nine directors who serve on our board, five have been determined by us to be independent for purposes of the rules and regulations of the Nasdaq Stock Market;

•	We do not have a stockholder rights plan; and

•	Our independent directors will meet regularly without the presence of any inside directors or our senior management.

Compensation of Directors

      Each of our directors who is not an employee of our company or any of our subsidiaries receives an annual fee of $40,000 for services as a director. Non-employee directors receive $1,000 for each board or committee meeting attended in person and $500 for each meeting of the board or a committee attended telephonically, other than committee meetings that occur on the same day as board meetings. The chair of the audit committee receives an additional annual fee of $10,000, and the chair of each other committee receives an additional annual fee of $5,000. Employees of our company or our subsidiaries do not receive compensation for their services as directors.

      Upon the consummation of the initial public offering, we made grants of stock options to independent directors under our 2004 Incentive Stock Plan, and intend to make future grants under this plan. On the date of the closing of the initial public offering, each independent director received options to purchase 7,500 shares of our common stock at an exercise price equal to the initial public offering price of $17.00 per share. The compensation committee, in administering the 2004 Incentive Stock Plan, has provided that: (1) each independent director who is initially elected to our board of directors will receive options to purchase 7,500 shares of our common stock on the date of such initial election and (2) independent directors will receive options to purchase 5,000 shares of our common stock on the date of each annual meeting of stockholders at which the independent director is reelected to our board of directors. The exercise price will be equal to 100% of the fair market value of our common stock on the date of grant. The options granted to independent directors will be exercisable in three equal annual installments beginning on the first anniversary of the date of the grant of the option, subject to accelerated vesting as described below.

Executive Officer Compensation

      The following table sets forth the annual base salary and other compensation paid in 2004 to our Chief Executive Officer and our four other most highly compensated executive officers, whom we refer to as our named executive officers. Because we were only recently organized and several members of our management group joined us recently, historical compensation information for our named executive officers is not meaningful. We have entered into employment agreements with certain of our executive officers. Under the terms of their respective employment agreements, each of these executive officers are eligible to receive annual performance-based bonuses as more fully described in “— Employment Agreements.” Pursuant to their respective employment agreements and our 2004 Incentive Stock Plan, Messrs. Emery, Stark, Martinez, Calder and Schroeder received options to purchase 350,000, 200,000, 150,000, 100,000 and 75,000 shares of our common stock, respectively, set forth under “Securities Underlying Options” upon consummation of the initial public offering. Pursuant to their current employment arrangements, Messrs. Emery and Calder received $2,000,000 and $200,000, respectively, in the form of lump sum cash payments upon consummation of the initial public offering. These cash payments have been deferred pursuant to our deferred compensation plan. Pursuant to elections by these members of management to have these bonus payments track the performance of our common stock, we contributed 129,412 shares of common stock (based on the initial public offering price) to a trust that holds assets to pay obligations under our deferred compensation plan. These deferred bonuses will be deemed to be investments in shares of our common stock. As a result, the amount of cash ultimately paid from the deferred bonuses payments will appreciate and depreciate as the price of our common stock increases and decreases. Pursuant to an employment arrangement in place prior to the initial public offering, Mr. Schroeder received $75,000 in the form of a lump-sum cash payment upon the consummation of the initial public offering.

Summary Compensation Table

		Annual Compensation	Long-Term Compensation

			Securities Underlying
Name and Principal Position	Year	Base Salary($)	Options(#)

John Emery
Chief Executive Officer	2004	400,000	350,000
Craig A. Stark
President	2004	300,000	200,000
Hernan R. Martinez
Executive Vice President of Development	2004	320,000	150,000
James A. Calder
Chief Financial Officer	2004	250,000	100,000
J. Michael Schroeder
General Counsel and Corporate Secretary	2004	250,000	75,000

401(k) Plan

      We maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, to cover our eligible employees. The plan allows eligible employees to defer, within prescribed limits, up to 20% of their compensation on a pre-tax basis through contributions to the plan. We intend to match each eligible participant’s contributions, within prescribed limits, with an amount equal to 50% of such participant’s initial 4% tax-deferred contributions. In addition, we reserve the right to make additional discretionary contributions on behalf of eligible participants. Our employees are eligible to participate in the plan if they meet certain requirements, including a minimum period of credited service. Any matching and discretionary company contributions may be subject to certain vesting requirements.

2004 Incentive Stock Plan

      Our board of directors has adopted our 2004 Incentive Stock Plan, pursuant to which we may grant stock options, restricted stock, stock appreciation rights and other incentive awards to employees and directors of our company. Only company employees are eligible to receive incentive stock options under the plan. We have reserved a total of 3,380,520 shares of our common stock for issuance pursuant to the plan, subject to certain adjustments as set forth in the plan. Of this amount, options to purchase 1,656,300 shares were issued upon consummation of the initial public offering.

      Effective as of the consummation of the initial public offering, our board of directors delegated general administrative authority of the 2004 Incentive Stock Plan to its compensation committee. The plan provides that the compensation committee has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise. The plan provides that the maximum number of shares that may be subject to awards granted any individual in any calendar year will not exceed 350,000. Similarly, the maximum number of shares that may be subject to stock appreciation rights granted to any individual in any calendar year may not exceed 350,000. In addition, the 2004 Incentive Stock Plan provides a $5,000,000 limit on stock grants and stock unit grants to any individual in any calendar year, and restricts the number of nonforfeitable shares issuable pursuant to stock grants to 750,000.

      The exercise price of nonqualified stock options and incentive stock options granted under the plan must be at least 100% of the fair market value of our common stock on the date of grant. Options intended to qualify as performance-based compensation under Section 162(m) of the Code must have an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant (considering certain attribution rules) must have an exercise price that is at least 110% of our outstanding common stock on the grant date. Incentive stock options granted under the 2004 Incentive Stock Plan will expire no later than ten years after the date of grant, or five years after the date of grant with respect to optionees who own more than 10% of our outstanding common stock on the grant date. The purchase price, if any, of other awards will be determined by the compensation committee.

      In the event of certain changes in our corporate structure or capitalization, the plan administrator may make appropriate adjustments to:

•	the maximum number, kind and class of shares issuable under the plan;

•	the number and class of shares subject to outstanding awards; and

•	the grant or exercise price of each outstanding award.

      In addition, in the event of a change in control (as defined in the plan), all conditions (other than payment conditions) to the exercise of outstanding options and stock appreciation rights and all outstanding issuance and forfeiture conditions (other than payments conditions) on stock grants and stock unit grants shall be deemed 100% satisfied. The board of directors will have the right, to the extent expressly required as part of such transaction, to cancel options and other awards after providing the award holder a reasonable period of time to exercise his or her options and stock appreciation rights and to take such other actions as necessary to receive the stock subject to the stock grants and the cash payable under any stock unit grants.

      The board of directors may at any time amend or revise the terms of the 2004 Incentive Stock Plan; provided, however, that without the approval of our stockholders, no amendment may effect any change that would require stockholder approval under applicable law or the rules of the stock exchange on which the stock is listed, and no amendment may be made on or after a change of control which might adversely affect any rights which would otherwise vest on the related change effective date (as defined in the plan). In addition, any alteration or impairment of any outstanding award requires consent of the affected holder absent certain corporate events. No grants under the plan may be made after the earlier of the expiration of ten years from the date that it is adopted by our stockholders (in which case the plan otherwise continues until all outstanding options and stock appreciation rights have been exercised in full or are no longer exercisable and all stock issued under any stock grants have been forfeited or have become non-forfeitable, and all stock unit grants have been forfeited or paid) or the date on which all of the stock reserved under the plan has been issued or is no longer available for use under the plan.

Deferred Compensation Plan

      Effective upon consummation of the initial public offering, our board of directors adopted our Deferred Compensation Plan. Under this non-qualified plan, our senior executives and other highly compensated employees may elect to defer the receipt and taxation of up to 100% of their annual base salary and/or their bonus. We will credit a participant’s deferred compensation to a deferral bookkeeping account and also may credit participants’ accounts with matching and/or profit-sharing contributions in additional amounts that we determine provided the participant is an eligible employee on the last day of the year. Until changed by our chief executive officer, the matching contribution will not exceed 100% of a participant’s deferred compensation up to 4% of a participant’s aggregate compensation. We select investments for purposes of determining the rate of return to be credited on amounts deferred under the plan, one of which will be a deemed investment in our common stock. Participants may select from these investments for purposes of determining the rate of return to be credited on all their deferral accounts. Participants will be at all times fully vested in any amount they defer, and will become vested in any additional amounts that we credit to their deferral account equally over five years. No participant or beneficiary has any right under the plan to any of our assets which is greater than the right of a general and unsecured creditor of ours.

      Upon completion of the initial public offering, bonus payments in the aggregate amount of $2.2 million to Messrs. Emery and Calder were placed in our deferred compensation plan. Pursuant to elections by these members of management to have these bonus payments track the performance of our common stock, we contributed 129,412 shares of common stock (based on the public offering price) to a trust that holds assets to pay obligations under our deferred compensation plan. These deferred bonuses will deemed to be investments in shares of our common stock. As a result, the amount of cash ultimately paid from the deferred bonuses will increase and decrease as the price of our common stock increases and decreases.

Employment Agreements

      We entered into employment agreements, effective upon consummation of the initial public offering, with Messrs. Emery, Stark, Martinez, Calder, Schroeder and Lund and Ms. Schaefer. The employment agreements provide for Mr. Emery to serve as our Chief Executive Officer, Mr. Stark to serve as our President, Mr. Martinez to serve as our Executive Vice President of Development, Mr. Calder to serve as our Chief Financial Officer, Mr. Schroeder to serve as our General Counsel and Corporate Secretary, Mr. Lund to serve as our Executive Vice President of Sales and Marketing and Ms. Schaefer to serve as our Chief Brand Officer.

      Each employment agreement has a term of three years and provides for automatic one-year extensions thereafter, unless either party provides at least 120 days notice of non-renewal.

      The employment agreements provide for:

•	an annual base salary of $400,000 for Mr. Emery, $300,000 for Mr. Stark, $320,000 for Mr. Martinez, $250,000 for each of Messrs. Calder and Schroeder, and $225,000 for each of Mr. Lund and Ms. Schaefer;

•	eligibility for annual bonuses to be determined by our compensation committee;

•	eligibility for grants of options to purchase our common stock as determined by our compensation committee; and

•	participation in employee benefit plans, programs and policies applicable generally to our senior executives.

      The employment agreements provide that, if an executive’s employment is terminated by us without “cause” or by the executive for “good reason” (each as defined in the applicable employment agreement), including non-renewal of the employment agreement by us upon the end of its term, the executive will be entitled to the following severance payments and benefits, subject to his or her execution and non-revocation of a general release of claims:

•	a lump sum severance amount equal to the sum of that executive’s then-current annual base salary and most recent annual bonus paid for each of Messrs. Martinez, Calder, Schroeder and Lund and Ms. Schaefer, and two times such amount for each of Messrs. Emery and Stark;

•	acceleration of vesting of all outstanding options to purchase our common stock; and

•	a lump sum payment in an amount designed to roughly equal the pre-tax cost of health, life insurance and accidental death and dismemberment benefits in effect immediately prior to the termination of the executive’s employment for a period of time following the termination of executive’s employment.

      Under the employment agreements, we have agreed to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Code. However, if a reduction in the payments and benefits of $25,000 or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment.

      Each employment agreement provides that, if the executive’s employment is terminated by us without cause or by the executive for good reason within 180 days prior to, or eighteen months following, a change in control, then the executive will receive the above benefits and payments as though the executive’s employment was terminated without cause or for good reason. However, the lump-sum cash severance payment will be equal to three times (in the case of each of Messrs. Emery and Stark) or two times (in the case of each of Messrs. Martinez, Calder, Schroeder and Lund and Ms. Schaefer) the sum of the executive’s then-current annual base salary and the most recent annual bonus paid to the executive.

      Each employment agreement also provides that the executive or his or her estate will be entitled to certain severance benefits in the event of his or her death or disability.

      The employment agreements also contain non-compete and standard confidentiality and non-solicitation provisions that apply during the term of the employment agreements and for a one-year period thereafter.

Noncompetition Agreements

      We have entered into noncompetition agreements with each of Messrs. Neviaser and Vaccaro, each of whom is a member of our board of directors. The noncompetition agreements provide that each of Messrs. Neviaser and Vaccaro will not, during their terms as directors of the company or an officer of the company, as applicable, or for the one-year period following their removal from the board of directors or such office or in the event Messrs. Neviaser or Vaccaro are not re-elected to the board of directors, compete with us. These agreements also contain standard confidentiality and non-solicitation provisions. In exchange for these agreements, we have agreed to accelerate the vesting of these individuals’ stock options if the individual is removed from or is not re-elected to our board of directors or is removed from his respective office.

Indemnification of Directors and Executive Officers and Limitation of Liability

      As allowed by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director to the fullest extent that the act permits the limitation or elimination of the liability of directors.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers or directors pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      We have entered into indemnification agreements with each of our directors to give such directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director in connection with the investigation, defense, settlement or appeal of any action or investigation. In addition, we maintain liability insurance for our directors and officers as required by their indemnification agreements.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers who are members of our board of directors participate in the approval of matters relating to their compensation, and none of them serve as members of the compensation committee. None of our executive officers currently serve on the compensation committee or board of directors of any other company of which any member or proposed member of our compensation committee is an executive officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

      Since 1999, directors and officers of Great Lakes, including Messrs. Lund, Neviaser, Sather, Stark and Vaccaro and Ms. Schaefer, as well as former employees of Great Lakes who have subsequently been released from such guarantees, have personally guaranteed certain loans made in connection with our resorts. Pursuant to such guarantees, such directors and officers, along with Great Lakes, each jointly and severally guaranteed the repayment of the outstanding debt on the loans in their entirety. In connection with the formation transactions, the application of the net proceeds from the initial public offering to repay a portion of the underlying debt and the refinancing of the remainder of this debt, these individuals were removed as guarantors from approximately $167.1 million of guarantees as of September 30, 2004, consisting of the following indebtedness:

•	approximately $35.9 million and $36.5 million of mortgage indebtedness on our Kansas City and Traverse City resorts, respectively, for which Messrs. Neviaser, Stark and Vaccaro serve as guarantors, which was refinanced in connection with the formation transactions;

•	approximately $25.8 million and $50.2 million of mortgage indebtedness on our Sandusky and Wisconsin Dells resorts, respectively, for which Messrs. Neviaser, Stark and Vaccaro serve as guarantors, which was repaid in connection with the formation transactions; and

•	approximately $18.7 million of indebtedness on our Williamsburg resort that we assumed, for which each of these individuals served as a guarantor. In connection with our assumption of this indebtedness, these individuals were released from their guarantees.

      Pursuant to separate transition services agreements, we agreed to provide certain services to each of Great Lakes Hospitality Partners, LLC and Great Lakes Housing Partners, LLC (the entities that succeeded to Great Lakes’ non-resort development and management business), and these entities have agreed to provide certain services to us, for a period not to exceed two years from the date of completion of the formation transactions. These services may include administrative services, corporate services, accounting services, financing services, legal services, tax services, information technology services, human resources services, payroll services and operational services. These services will be provided by the parties to the transition services agreements as and if any such service is reasonably requested to be performed during the two-year period of the agreements. The fees for these services will be determined as each such service is provided from time to time and will generally be equal to the cost of such services had the services been provided by an unaffiliated third party. The agreements also provide for customary expense reimbursement. Further, each party may terminate the agreement if the other party thereto defaults in the performance of its material obligations under, or breaches any of its warranties set forth in, the agreements, subject to a 30-day cure period.

      Messrs. Lund, Neviaser, Sather, Stark and Vaccaro and Ms. Schaefer, each of whom was a shareholder of Great Lakes immediately prior to the consummation of the initial public offering and the formation transactions, have entered into indemnity agreements with us pursuant to which they have made certain representations and warranties to us relating to the formation transactions and the status of the properties operated by the resort-owning entities. Pursuant to these indemnity agreements, these shareholders have also agreed to indemnify us for a period of one year if those representations and warranties are not accurate. These representations and warranties relate, among other things, to the following matters concerning Great Lakes:

•	capital structure as of the time of the formation transactions;

•	compliance with laws and possession of required authorizations;

•	possession of all required consents and approvals;

•	no breach of organizational documents or material agreements;

•	no material tax dispute or claim;

•	no payment of brokers’ or finders’ fees;

•	no bankruptcy events;

•	material legal proceedings;

•	reasonable insurance coverage for properties;

•	liens and options and rights with respect to underlying properties;

•	no labor disputes or unfair labor practices;

•	ownership of real property and improvements thereto;

•	no material environmental liabilities;

•	no material defect in the condition of the properties;

•	accuracy of financial statements;

•	no material undisclosed liabilities, contracts or liabilities;

•	no damage or loss to its underlying properties in excess of $1 million; and

•	ownership of intellectual property rights.

In addition, these shareholders have agreed to indemnify us for a period of one year against liabilities or obligations relating to claims asserted under federal or state securities laws arising out of the offer or sale of condominiums on or before the closing of the formation transactions by the management company or any affiliated entity of the management company. With respect to each shareholder, the maximum indemnification obligation under these agreements will not exceed 35% of the value of the number of shares of our common stock received by that shareholder in the formation transactions based on the initial public offering price of $17.00 per share. The maximum amount of the indemnification obligations under these agreements will equal approximately $45.2 million in the aggregate. These shareholders may fulfill the indemnity obligations under the agreements solely through the delivery of shares of our common stock that they own, valued at the time of delivery, or with an equivalent amount of cash. However, if any of these shareholders chooses to fulfill the indemnity obligations under the agreement through the delivery of shares, the maximum number of shares such shareholder will be obligated to deliver is 35% of the number of shares such shareholder received in the formation transactions.

      Immediately following the completion of the initial public offering, Messrs. Lund, Neviaser and Sather received personal loans which are full-recourse and are secured by a pledge of all the shares of our common stock received by each in the formation transactions. While some of these shares may be released from the pledge over time, they may not be available as an alternative means to satisfy an indemnification obligation under the agreements.

Registration Rights

      We granted to the participants in the formation transactions registration rights with respect to all shares of common stock owned by them. We have agreed to file a registration statement with the SEC with respect to sales of shares of common stock that constitute restricted shares by such persons within 60 days following the consummation of the formation transactions, and use our commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as possible. The registration statement of which this prospectus constitutes a part has been filed to satisfy this obligation. We will be obligated to maintain the effectiveness of such registration statement until the earlier of (1) such time as all of the shares registered pursuant to such registration statement have been disposed of pursuant to such registration statement or (2) two years following the consummation of the formation transactions. The existence of this agreement may adversely affect the terms upon which we can obtain additional equity financing in the future. We have agreed to bear expenses incident to the registration requirements under these registration rights, except that such expenses will not include any underwriting discounts or commissions or transfer taxes. Regardless of when this registration statement becomes effective, each participant in the formation transactions will be subject to a lock-up period expiring 180 days after the completion of the initial public offering and the formation transactions pursuant to our bylaws and will not be able to sell any shares received in the formation transactions until the end of such lock-up period, unless such stockholder obtains our consent. We have agreed not to waive these lock-up provisions without the written consent of the underwriters.

Indemnification of Officers and Directors

      We have entered into an indemnification agreement with each of our executive officers and directors as described in “Management—Employment Agreements—Indemnification of Directors and Executive Officers and Limitation of Liability.”

Transactions with Executive Officers and Directors

      Prior to the consummation of the formation transactions, Great Lakes regularly used an aircraft owned by LVNCS, LLC, an entity owned by Messrs. Lund, Vaccaro, Neviaser and two of our other employees. During 2003, Great Lakes paid an aggregate of $149,077 for the lease of the aircraft for company business. These payments represented approximately 67% of the entity’s revenue for 2003. The entity that owns the aircraft also has one employee for whom Great Lakes provided payroll and benefit services during 2003, the costs of which were reimbursed by the entity. We believe that the costs Great Lakes incurred for use of this aircraft were substantially less than the costs that it would have incurred for the use of a similar aircraft owned by an independent third party. We intend to continue to use this aircraft in the future.

PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of shares of our common stock as of December 20, 2004 for:

•	each stockholder who is a beneficial owner of 5% or more of our outstanding common stock;

•	each of our directors;

•	our Chief Executive Officer, each of our four named executive officers and our other vice-presidents; and

•	all of our directors and executive officers as a group.

      Unless otherwise indicated in the footnotes to the table, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person. Beneficial ownership is determined in accordance with the rules of the SEC. There are no options outstanding that are exercisable within 60 days of December 20, 2004. Unless otherwise indicated in the footnotes, the address of each named person is c/o Great Wolf Resorts, Inc., 122 West Washington Avenue, 6th Floor, Madison, Wisconsin 53703.

	Shares Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Bruce D. Neviaser(1)	1,821,443	6.0%
John Emery(2)	483,077	1.6
Craig A. Stark	1,681,767	5.6
Elan Blutinger(3)	5,000	*
Randy Churchey(4)	10,000	*
Michael M. Knetter(5)	1,500	*
Alissa N. Nolan(6)	—	—
Howard Silver(7)	—	—
Marc B. Vaccaro(8)	1,650,339	5.5
James A. Calder(9)	4,379	*
Eric S. Lund(10)	838,581	2.8
Hernan R. Martinez	4,379	*
Kimberly K. Schaefer(11)	821,457	2.7
J. Michael Schroeder	90,367	*
Alexander P. Lombardo	—	—
All directors and executive officers as a group (15 persons)	7,412,289	24.5%

*	Less than one percent of the outstanding shares of common stock.

(1)	Includes (a) 45,248 shares held by DNEV, LLC for which Mr. Neviaser shares voting and investment power, and (b) 125,699 shares held by Neviaser Enterprises, LLC., of which Mr. Neviaser is the managing member and possesses sole voting and investment power over the shares.
(2)	In addition, pursuant to the bonus payment of $2 million that Mr. Emery received upon consummation of the initial public offering, we contributed 117,647 shares, based on the public offering price of $17.00 per share, to a trust that holds assets to pay obligations under our deferred compensation plan.

(3)	The address for Mr. Blutinger is c/o Alpine Consolidated, LLC, 2927 44th St., NW, Washington, D.C. 20016.
(4)	The address for Mr. Churchey is 2458 Dove Grove Cove, Germantown, Tennessee, 38139.
(5)	The address for Mr. Knetter is 5110 Grainger Hall, 975 University Avenue, Madison, Wisconsin 53706-1323.
(6)	The address for Ms. Nolan is c/o Chessington World of Adventures, Leatherhead Road, Chessington, Surrey, KT9 2NE United Kingdom.
(7)	The address for Mr. Silver is 7700 Wolf River Boulevard, Germantown, Tennessee, 38138.
(8)	Includes (a) 19,907 shares held by MV LLC, of which Mr. Vaccaro is the managing member and possesses sole voting and investment power over the shares, (b) 75,000 shares held by The Marc B. Vaccaro Grantor Retained Authority Trust, of which Mr. Vaccaro is the sole trustee and possesses sole voting and investment power and (c) 75,000 shares held by The Astrid G. VanZon Grantor Retained Annuity Trust, of which Astrid G. VanZon, Mr. Vaccaro’s spouse, is the sole trustee and possesses sole voting and investment power. Mr. Vaccaro disclaims beneficial ownership of the 75,000 shares held by The Astrid G. VanZon Grantor Retained Annuity Trust.
(9)	In addition, pursuant to the bonus payment of $200,000 that Mr. Calder received upon consummation of the initial public offering, we contributed 11,765 shares, based on the public offering price of $17.00 per share, to a trust that holds assets to pay obligations under our deferred compensation plan.
(10)	Includes 9,550 shares held jointly with Mr. Lund’s spouse.
(11)	Includes 33,009 shares held jointly with Ms. Schaefer’s spouse.

SELLING STOCKHOLDERS

      The selling stockholders received their shares of common stock in transactions with us as follows:

•	13,901,947 shares of common stock offered by this prospectus were issued to investors in the formation transactions in exchange for their interests in the resort-owning entities, sponsor entities, Sandusky Investor LLC and the management company; and

•	130,949 shares of common stock offered by this prospectus were issued to holders of tenant in common interests in our Poconos and Williamsburg resorts that were, until immediately prior to the consummation of the formation transactions, convertible into our common stock.

      The following table sets forth information known by us with respect to beneficial ownership of our common stock by each selling stockholder immediately following the completion of the formation transactions and the initial public offering on December 20, 2004 and assumes that the only shares of our common stock owned by each such stockholder was received pursuant to the formation transactions, as described in this prospectus. The following table also assumes that the selling stockholders sell all of the shares offered hereby. We do not know how long the selling stockholders will hold the shares set forth in the following table before selling them or how many shares they will sell, if any, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. There can be no assurance that all or any of the shares offered under this prospectus will be sold. In addition, pursuant to our bylaws shares of our common stock issued prior to the closing of the initial public offering are restricted from transfer, subject to certain limited exceptions, for 180 days following the closing of the initial public offering.

      Information with respect to “beneficial ownership” shown below is based on information supplied by the respective beneficial owner or by other stockholders as well as filings made with the SEC or furnished to us. Unless otherwise indicated in the footnotes, the address of each named person beneficially owning 5% or more of our common stock is c/o Great Wolf Resorts, Inc., 122 West Washington Avenue, 6th Floor, Madison, Wisconsin 53703.

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

780 Partners	44,580	*	44,580	0	*
A.W. Real Estate, LLC	2,925	*	2,925	0	*
Ahrens, D.J.	8,878	*	8,878	0	*
Ahrens, Peter J., Revocable Trust	8,878	*	8,878	0	*
Allen, Barry and Cecelia	4,775	*	4,775	0	*
Andersen, Danny L. and Linda G.	4,767	*	4,767	0	*
Andersen, Patrick C.	13,311	*	13,311	0	*
Anderson, Jeff	9,520	*	9,520	0	*
Anderson, Patrick C.	6,642	*	6,642	0	*
Arkema, Milo and Jentine	2,383	*	2,383	0	*
Arrow Parts Corp.	3,786	*	3,786	0	*
Artus, Randal J.	1,462	*	1,462	0	*
Ashworth, Michael F.	9,535	*	9,535	0	*
ATFAB, LLC	9,535	*	9,535	0	*
Aubrey, Ronald J. and Maryann G.	7,140	*	7,140	0	*
Ayala, Ronald J.	6,745	*	6,745	0	*
Ayala, Ronald J. and Mary K.	4,760	*	4,760	0	*
Bachman, Mark	15,146	*	15,146	0	*
Badyna, Paul J.	4,760	*	4,760	0	*
Baker, John D. Living Trust dated 2/23/2000	11,749	*	11,749	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Bakke, David B. and Kelly D.	5,331	*	5,331	0	*
Bakke, Meredith	3,028	*	3,028	0	*
Barnhill, Charles and Elizabeth	6,655	*	6,655	0	*
Bauer, David P.	1,971	*	1,971	0	*
Bayorgeon, Dennis J.	2,865	*	2,865	0	*
Bernstein, Alfred E.	6,056	*	6,056	0	*
Bernstein, Dana Lin	7,685	*	7,685	0	*
Bernstein, Jeffrey	2,925	*	2,925	0	*
Bissell, Jeanne	17,123	*	17,123	0	*
Bittner, Lawrence C. and Denise M.	7,035	*	7,035	0	*
Blake, Philip E.	2,387	*	2,387	0	*
Bliss, Richard J.	3,056	*	3,056	0	*
Borwick, Ingrid	11,573	*	11,573	0	*
Bowen, James and Susan	5,850	*	5,850	0	*
Bowers, Kenneth G.	2,380	*	2,380	0	*
Boyke, Dale	2,003	*	2,003	0	*
Boyke, Dale C. and Susan J.	2,383	*	2,383	0	*
Boyke, Gary	2,003	*	2,003	0	*
Boyke, Gary L. and Rose A.	8,088	*	8,088	0	*
Boyke, Mark	2,003	*	2,003	0	*
Boyke, Mark and Debra	10,694	*	10,694	0	*
Braaten, David A. and Ann M.	19,041	*	19,041	0	*
Braatz, Jane F.	596	*	596	0	*
Brakebush, Carl and Judith	7,034	*	7,034	0	*
Breunig, Thomas R. and Valerie J.	1,193	*	1,193	0	*
Brey, Peter W.	3,029	*	3,029	0	*
Brey, Peter W. and Debra	3,327	*	3,327	0	*
B-ROD Investments, LLC	4,775	*	4,775	0	*
Broihahn, Fred and Amy	11,771	*	11,771	0	*
Buettner, Gerald and Nancy	7,140	*	7,140	0	*
Burke Affiliates	9,520	*	9,520	0	*
Buth, Douglas	8,013	*	8,013	0	*
Calder, James A.(1)(2)	4,379	*	4,379	0	*
Carey, Denis O.	4,006	*	4,006	0	*
Carey, Timothy and Lisa	2,925	*	2,925	0	*
Carey, Timothy O.	6,386	*	6,386	0	*
Carmo Investment, LLC	30,293	*	30,293	0	*
Carpenter, Todd and Melanie	1,432	*	1,432	0	*
Castle Holdings, LLC	1,893	*	1,893	0	*
Cedergren, Charles P. and Ann C.	4,760	*	4,760	0	*
Chirban, Zivile Zymantas	9,550	*	9,550	0	*
Christensen, Aaron M.	22,730	*	22,730	0	*
Christensen, Jens E. and Nyla B.	13,476	*	13,476	0	*
Christy, Stephen F. and Jennifer N.	22,369	*	22,369	0	*
Chuma, Paul Jr. and Lisa A.	1,663	*	1,663	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Clyde Street Investments, LLC	7,573	*	7,573	0	*
Collins and Waldbillig, Joint Revocable Living Trust dated April 3, 2000	7,140	*	7,140	0	*
Conaghan, Michael and Anne	12,317	*	12,317	0	*
Conaghan, Mike(1)	35,001	*	35,001	0	*
Constantine, Dinos N.	9,550	*	9,550	0	*
CR Leisure Investments, LLC	248,474	*	248,474	0	*
Crimmins Family, LP I	9,550	*	9,550	0	*
Crimmins Family, LP II	9,550	*	9,550	0	*
Culver, Christopher F.	27,327	*	27,327	0	*
Culver, Clark and Patricia	831	*	831	0	*
Daily, Jerry M., Trust	10,625	*	10,625	0	*
Daniels, Terry L.	5,850	*	5,850	0	*
Danner, Ann, Declaration of Trust dated June 2, 1997, c/o Ann M. Danner, Trustee	7,826	*	7,826	0	*
Davis, Georgine R.	4,760	*	4,760	0	*
Davis, William P.	6,745	*	6,745	0	*
Davis, William P. and Karen B.	4,760	*	4,760	0	*
Decker, Gordon H.	14,280	*	14,280	0	*
Delehanty, James R. and Carol J.	2,865	*	2,865	0	*
Dempsey Family LLC	2,271	*	2,271	0	*
Dempsey, Michael	9,550	*	9,550	0	*
DEP Holdings of Reedsburg, LLC	36,302	*	36,302	0	*
DeWitt, Kenneth J. and Barbara A.	1,190	*	1,190	0	*
Dickens, John A.	6,388	*	6,388	0	*
DiSalle, Daniel J. and Mary E.	19,071	*	19,071	0	*
Dittmann, Doug and Kathy	3,028	*	3,028	0	*
DJ & The Three K’s	1,514	*	1,514	0	*
Dolezel Holdings, LLC	4,006	*	4,006	0	*
Dombrowski, Greg	1,893	*	1,893	0	*
Dongarra, John F.—IRA F.C.C. Custodian	15,146	*	15,146	0	*
Dooley, Martin and Lynn	596	*	596	0	*
Dorothy & George Gabrielse’s Grandchildren LLC	3,820	*	3,820	0	*
Downey, Timothy A. and Joanne O.(1)	103,373	*	103,373	0	*
Dresden, Bram and Beverly	3,932	*	3,932	0	*
Duckworth, Leonard	7,573	*	7,573	0	*
Dudley, Stephen and Lynn	1,514	*	1,514	0	*
Duesing, Lynn	4,006	*	4,006	0	*
Dunn, Thomas J.	9,520	*	9,520	0	*
Dussault, Michael and Sherry	12,500	*	12,500	0	*
Dwyer, Kevin M., Declaration of Trust dated June 2, 1997, c/o Kevin M. Dwyer, Trustee	7,826	*	7,826	0	*
Eagan, Michael J.	23,742	*	23,742	0	*
Eigenberger, Christopher J.	2,380	*	2,380	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Ellswood, Ronald L. and Mary A.	1,514	*	1,514	0	*
Emery, John(1)(3)	483,077	1.7%	483,077	0	*
Engelman, Brenda and Dean(1)	1,331	*	1,331	0	*
Engen, Randy C. and Deborah	2,380	*	2,380	0	*
Engelson, Robin J.	1,462	*	1,462	0	*
Erickson, Jon C. and Susan B.	15,385	*	15,385	0	*
Everhart, Larry	1,817	*	1,817	0	*
Evers, Gary S. and Debra R.	2,387	*	2,387	0	*
Farrell, Thomas F.	15,146	*	15,146	0	*
Faust, Scott M	5,850	*	5,850	0	*
Fichera, Frank	4,760	*	4,760	0	*
Finnegan Jr., Donald J.—Trust	4,760	*	4,760	0	*
Fitterer, Lyle J. and Lisa M.	14,295	*	14,295	0	*
Fitzgerald, Dean D.	22,122	*	22,122	0	*
Fitzpatrick, Michael F.	1,714	*	1,714	0	*
Flesch, John	3,682	*	3,682	0	*
Flynn, Patrick J.—Trust	4,775	*	4,775	0	*
Forrestal, James W. and Deborah L.	9,520	*	9,520	0	*
Four Bro’s, LLP	2,925	*	2,925	0	*
Franklin, Paul C.	1,190	*	1,190	0	*
Fueger, Jr., Frank	2,380	*	2,380	0	*
Fuhrman, Nicolas A.	9,550	*	9,550	0	*
Fulton, Benjamin T.	4,775	*	4,775	0	*
Gabrielse, Brian and Jennifer	25,563	*	25,563	0	*
Gabrielse, Bruce and Barbara	25,563	*	25,563	0	*
Gabrielse, Diane L.—Declaration of Trust dated Sept. 2, 1999 c/o Diane L. Gabrielse as Trustee	4,775	*	4,775	0	*
Gabrielse, George and Dorothy	34,247	*	34,247	0	*
Gabrielse, Jack and Denise	35,114	*	35,114	0	*
Gaelic Charm, LLC	11,700	*	11,700	0	*
Galati Family Investments LLC	3,028	*	3,028	0	*
Galati, Jr., Joseph J.	1,514	*	1,514	0	*
Gallagher, Michael J.	2,387	*	2,387	0	*
GBKC, LLC	4,006	*	4,006	0	*
G-CLASS LLC	6,655	*	6,655	0	*
Genzman, DeWilton W.	9,550	*	9,550	0	*
Geo’s Kids, LLC	31,158	*	31,158	0	*
Gertz, Barry	9,084	*	9,084	0	*
Gleason, J. Kevin	38,255	*	38,255	0	*
Goderstad, Torge and Svetlana, Jt Rev Lv Tr dtd 7/95 Torge & Svetlana Goderstad	1,001	*	1,001	0	*
Goldstar Holdings, Ltd.	9,520	*	9,520	0	*
Gorges, Richard A.	4,760	*	4,760	0	*
Great Wulf Partners, LLC	17,550	*	17,550	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Greg A. Loitz, DDS, MD, Inc. Profit Sharing Trust	4,006	*	4,006	0	*
GWPM, LLC	9,520	*	9,520	0	*
GWWB, LLC	4,775	*	4,775	0	*
Hadfield, Thomas and Lori	7,573	*	7,573	0	*
Hall, R. Scott and Susan L.	11,930	*	11,930	0	*
Hamerski, Stanislaus and Jayne	3,552	*	3,552	0	*
Harbaugh LLC	9,550	*	9,550	0	*
Harris, Del	19,041	*	19,041	0	*
Hartkopf, Hans	2,380	*	2,380	0	*
Hausmann, Fritz J. and Martha V.	36,701	*	36,701	0	*
Hausmann, Jeffrey P.	27,114	*	27,114	0	*
Hausmann, Jeffrey P. and June M.	6,655	*	6,655	0	*
Healy, Steve	6,629	*	6,629	0	*
Hecht, Martin IRA, State Bank of Cross Plains Cust.	4,760	*	4,760	0	*
Heckmann, Matthew M.	1,190	*	1,190	0	*
Hedberg, Don and Marilyn	11,579	*	11,579	0	*
Hendry, James E. and Martha L.	2,380	*	2,380	0	*
Herremans, Harleth H.	4,760	*	4,760	0	*
Hibbard, Robert G. and Patricia	10,610	*	10,610	0	*
Hird, Stephen C.	12,512	*	12,512	0	*
Hoffmann, Richard A. and Patricia A.	16,608	*	16,608	0	*
Holmes, James F. and Gloria S.	9,520	*	9,520	0	*
Horein, Jeffrey N.	2,340	*	2,340	0	*
Horein, Jim	1,001	*	1,001	0	*
Hovde Financial, Inc., Profit Sharing Plan & Trust	19,071	*	19,071	0	*
Hovde, Eric D.	89,671	*	89,671	0	*
Hovde, Eric D. and Steven D. Foundation	33,367	*	33,367	0	*
Hovde, Steven D.	89,671	*	89,671	0	*
Hults, David B.	2,148	*	2,148	0	*
Hults, David F. and Karen R.	46,901	*	46,901	0	*
Janssen, David	14,071	*	14,071	0	*
Jarrard Trust, dated August 15, 2003	7,151	*	7,151	0	*
Jasinowski, Jack A. and Lynn M.	21,235	*	21,235	0	*
Jeppesen, Christian	4,760	*	4,760	0	*
Jezwinski and Lorraine M.	8,580	*	8,580	0	*
John & Mary Rev. Liv. Tr.(1/2),	26,516	*	26,516	0	*
Johnson, Dennis W. and Marybeth	9,520	*	9,520	0	*
Johnson, Norbert J.	7,789	*	7,789	0	*
Johnson, Ronald H. and Jane K., Irrevocable Endowment Trust c/o Jane Johnson, Trustee	24,039	*	24,039	0	*
Johnson, William B.	1,893	*	1,893	0	*
Jones, Chemerow, Thomas and Susanne	2,856	*	2,856	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Jones, Rodney(1)	51,294	*	51,294	0	*
Jorgensen, Timothy and Tracey	9,520	*	9,520	0	*
JSJ Investments	6,058	*	6,058	0	*
Kalish, David A.	952	*	952	0	*
Kamperschroer, George R.—IRA c/o US Bank N.A., Trustee	3,786	*	3,786	0	*
Kamperschroer, Julie	9,658	*	9,658	0	*
Kanter, Stanley P., Rev Trust UTA 4-27-98 c/o Stan Kanter Trustee	6,745	*	6,745	0	*
Karver, John and Jean	4,655	*	4,655	0	*
Kassis, William E. and Gail B. Revocable Living Trust dated 12/5/1988	2,380	*	2,380	0	*
Kaveggia, Francis F.	45,655	*	45,655	0	*
Kellermeyer, Donald V. Trust	9,520	*	9,520	0	*
Kellermeyer, Thomas V. Trust	9,520	*	9,520	0	*
Kelso, Gayle A.	10,244	*	10,244	0	*
Kelso, Tim	1,663	*	1,663	0	*
Kennedy, David M. and Mary Jean	15,146	*	15,146	0	*
Kersten, David	8,580	*	8,580	0	*
KFP, LLP, Steve Kratzer	24,039	*	24,039	0	*
Kinney, Edward W. and Jacqueline M.	20,966	*	20,966	0	*
Kinney, Wilfred E	9,158	*	9,158	0	*
Kleinheinz, Carl J. and Mary A., trust dated April 2, 1992 Carl J. Kleinheinz and Mary A. Kleinheinz trustees	15,370	*	15,370	0	*
Klug, Scott and Theresa M.	4,760	*	4,760	0	*
Kluge, James A., Lincoln Trust Company Custodian FBO James Kluge	6,207	*	6,207	0	*
Koenig, Steven B. and Debra S.	4,760	*	4,760	0	*
Kohl, Kevin W.	2,387	*	2,387	0	*
Konecky, Phillip	1,514	*	1,514	0	*
Koob, Timothy and Susan	1,001	*	1,001	0	*
Krantz, Christopher	8,013	*	8,013	0	*
Krantz, Jason	8,013	*	8,013	0	*
Krantz, Ron	30,293	*	30,293	0	*
Krantz, Steven J.	8,013	*	8,013	0	*
Kratzer, Steven	8,013	*	8,013	0	*
Kratzer, Carl and Helen, 1995 Revocable Living Trust c/o Carl & Helen Kratzer	1,193	*	1,193	0	*
Kreft, Gary D. and Christine F.	7,151	*	7,151	0	*
Kritter, Tim and Elizabeth	3,786	*	3,786	0	*
Krystowski, John and Christine	2,380	*	2,380	0	*
Kuypers, John	2,865	*	2,865	0	*
Kwapil, Donald P.	15,146	*	15,146	0	*
Land, Michael J. and Leslie K.	238	*	238	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Land, Steve and Carol	2,380	*	2,380	0	*
Landreman, Patrick H.	1,257	*	1,257	0	*
Larkin, Richard S.	7,034	*	7,034	0	*
Lazarz, Robert W.	9,520	*	9,520	0	*
LE & B Corp.	3,786	*	3,786	0	*
Leavitt, Daniel J. and Patricia A.	7,162	*	7,162	0	*
Lindell Investments LLC	9,550	*	9,550	0	*
Lindell, James H.	30,293	*	30,293	0	*
Lishewski, E.J.—Edward J. Lishewski Revocable Trust	2,380	*	2,380	0	*
Livermore, Douglas S.	4,991	*	4,991	0	*
Livesey, John K.	7,573	*	7,573	0	*
Lococo, Jeffery A.(1)	30,035	*	30,035	0	*
Lococo, Jeffery A. and Ann M.	9,520	*	9,520	0	*
Loomans, Kevin M. and Julia A.	955	*	955	0	*
Lorge, Patrick J.	2,003	*	2,003	0	*
Lozins, Neal N. and Mary Jane	2,586	*	2,586	0	*
Luby, Timothy J.	7,162	*	7,162	0	*
Lucht, Karen S.	3,570	*	3,570	0	*
Lucius, Marion	4,760	*	4,760	0	*
Ludden, Brian	9,520	*	9,520	0	*
Ludden, David	9,520	*	9,520	0	*
Ludden, Dennis	9,520	*	9,520	0	*
Lund, Daryl and Dawn K.	12,347	*	12,347	0	*
Lund, Dawn	1,663	*	1,663	0	*
Lund, Eric S.(1)(4)	838,581	2.8%	838,581	0	*
Luty, James and Janet	11,359	*	11,359	0	*
Majewski, Joseph T.	6,667	*	6,667	0	*
Marks, Emil	2,380	*	2,380	0	*
Marks, Jonathan W.	5,242	*	5,242	0	*
Martinez, Hernan(1)	4,379	*	4,379	0	*
Marvan Partners I, LLC	14,325	*	14,325	0	*
Mathews, Craig S.	9,520	*	9,520	0	*
Maverick Investments	4,507	*	4,507	0	*
McAllister, Duane and Connie	14,295	*	14,295	0	*
McGarel, David G.	7,692	*	7,692	0	*
McManamy, Phillip A.	3,786	*	3,786	0	*
MDS Investments, LLC	8,013	*	8,013	0	*
Mertens, Scott	5,850	*	5,850	0	*
Mertens, Wayne J. and Carol A., Wayne J. Mertens & Carol Mertens Revocable Trust c/o Associated Trust	11,700	*	11,700	0	*
Meyer, Rene M.	1,190	*	1,190	0	*
Meyers and Lim, Greg G. and Evangeline J.	4,167	*	4,167	0	*
Michelson, Don, c/o Michelson Associates Inc.	17,550	*	17,550	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Milano, Mark D.	9,535	*	9,535	0	*
Miller Southwick LLC	9,520	*	9,520	0	*
Millington, M. Drew	1,790	*	1,790	0	*
Mills, William D. and Constance O.	8,013	*	8,013	0	*
Moriarty, Richard D.	8,088	*	8,088	0	*
Moseng Family Limited Partnership	3,028	*	3,028	0	*
Moseng Revocable Trust, dated April 8, 1994 c/o MJ & Barbara Moseng	8,595	*	8,595	0	*
Murphy, Bill, First Clearing Corp. as Custodian f/b/o William T Murphy	7,573	*	7,573	0	*
Murphy, Daniel T.	20,996	*	20,996	0	*
Nagle, John(1)	23,940	*	23,940	0	*
Napierala, Kathleen J.	2,380	*	2,380	0	*
Nash Sigler, Robb	831	*	831	0	*
Nehring Family Trust, Roland G. & Bette B. trustees	32,219	*	32,219	0	*
Nelson, Don A.	14,295	*	14,295	0	*
Nelson, Donn C.	9,520	*	9,520	0	*
Neviaser, B. Ann	68,024	*	68,024	0	*
Neviaser, Bruce D.(1)(5)	1,821,443	6.0%	1,821,443	0	*
Neviaser, Charles M.	9,520	*	9,520	0	*
Neviaser, Donald S.	41,231	*	41,231	0	*
Neviaser, Gerald F.(1)	91,846	*	91,846	0	*
Nicholson, Robert J.	1,190	*	1,190	0	*
Nicklaus, Fritz and Kathryn	3,332	*	3,332	0	*
NMC Investments, Inc.	7,573	*	7,573	0	*
Nolan, Mark E., Mgnd IRA c/o Johnson Bank	6,058	*	6,058	0	*
Northern Bankshares, Inc.	40,516	*	40,516	0	*
Noyes, Christopher B.	30,091	*	30,091	0	*
OBP, LLC	19,041	*	19,041	0	*
Offerdahl, Debra R.	2,380	*	2,380	0	*
Oostdyk, Mark and Kaye	24,697	*	24,697	0	*
Oster, Carol J.	9,520	*	9,520	0	*
Oster, David	4,775	*	4,775	0	*
Oster, Merrill J.	2,380	*	2,380	0	*
Pagelow, Lori A.	14,908	*	14,908	0	*
Paine, Cirsten	1,893	*	1,893	0	*
Pam Investments, Ltd.	3,581	*	3,581	0	*
Parish, Steven R. and Diane F.	6,718	*	6,718	0	*
Paul, Rebecca S.	9,520	*	9,520	0	*
Payne, Dan	15,146	*	15,146	0	*
Payne, Neil F. and Janis A. Trust	1,579	*	1,579	0	*
Pelanek, Philip S. and Susan J.—Revocable Trust of 1992 c/o Sue Pelanek	9,520	*	9,520	0	*
Pengra, William R.	4,387	*	4,387	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Perry, David L., Living Trust, dated Oct. 18, 1994, David L. Perry & Karen C. Perry, Trustees	6,170	*	6,170	0	*
Perry, Karen C. Living Trust dated Oct. 18, 1994 c/o David L. Perry & Karen C. Perry, Trustees	5,500	*	5,500	0	*
Petersen, Michael A. and Theresa R.	2,380	*	2,380	0	*
Peterson, Kurt L.	17,352	*	17,352	0	*
Pfeifer, Ronald T.	9,520	*	9,520	0	*
Plocher, Fred	2,346	*	2,346	0	*
Plocher, Fred and Mary Sue	1,462	*	1,462	0	*
Pogue, Mai N. and Gerald A.—Jt. Ten.	1,193	*	1,193	0	*
Policano, Andrew J.	3,573	*	3,573	0	*
Poole, Gary M., Revocable Trust	10,610	*	10,610	0	*
Pope, James E. and Lynn S.	16,940	*	16,940	0	*
Potter, Gregory J.	36,891	*	36,891	0	*
Potter, Jr., John M.	14,857	*	14,857	0	*
Potter, Kathleen J.	32,382	*	32,382	0	*
Potter, Kevin C.	40,219	*	40,219	0	*
Prevea Clinic 401K Retirement Savings Plan	29,815	*	29,815	0	*
Prince, Gail Trust dtd 9/16/96 c/o Gail Prince, Trustee	4,760	*	4,760	0	*
Quinn, Steven J. and Joan M.	3,137	*	3,137	0	*
Rach, Chad M.	9,535	*	9,535	0	*
Ragatz Investment Co. LLP	27,084	*	27,084	0	*
Ragatz Revocable Trust	122,088	*	122,088	0	*
Ragatz, LLP	42,455	*	42,455	0	*
Rasmussen, John M.	9,535	*	9,535	0	*
Reinecke, David W. and Kimberly A.	7,803	*	7,803	0	*
Rice and Bitney, Terry A. and Jeanie C.	1,910	*	1,910	0	*
Rice, Judith A.	9,085	*	9,085	0	*
Rice, Judith A. and Ralph M.	1,663	*	1,663	0	*
Rice, Terry A.	4,520	*	4,520	0	*
Richard Realty, Inc.	6,236	*	6,236	0	*
Richter, Pat and Renee	4,760	*	4,760	0	*
Ries, Gary	1,462	*	1,462	0	*
Ries, Gary R. and Judy R.	7,573	*	7,573	0	*
Rooney, Patrick	22,309	*	22,309	0	*
Ross, Mike	2,380	*	2,380	0	*
Ruegsegger, Frederick D.	2,380	*	2,380	0	*
Ryan, Jr., William F.	19,056	*	19,056	0	*
Ryan, Matt	8,013	*	8,013	0	*
S&B Investments Co., LLC	3,570	*	3,570	0	*
Sanchez, Kate	4,166	*	4,166	0	*
Sands, Loretta N.—Trust A	4,760	*	4,760	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Sather, Thomas W.(1)	790,487	2.6%	790,487	0	*
Schaefer, Kent C. and Jane M.	4,760	*	4,760	0	*
Schaefer, Kimberly K.(1)(6)	821,457	2.7%	821,457	0	*
Scheidegger, Thomas A.	1,258	*	1,258	0	*
Schinella, Domenico	2,387	*	2,387	0	*
Schmidt and Hansen, Walter J. and Amy M.	9,520	*	9,520	0	*
Schmitz, Mark and Julie	2,977	*	2,977	0	*
Schott, Donald K.	12,435	*	12,435	0	*
Schroeder, J. Michael(1)	90,367	*	90,367	0	*
Schroeder, Jacob M.	6,100	*	6,100	0	*
Schroeder, Monica R.	3,327	*	3,327	0	*
Schroth, Kenneth	4,760	*	4,760	0	*
Schultz, James	5,850	*	5,850	0	*
Schultz, James G. and Lynn S.	3,820	*	3,820	0	*
Schultz, Tyler and Danna, c/o Michael Schultz, Custodian	4,996	*	4,996	0	*
Schulze, Michael K.	8,580	*	8,580	0	*
Schwingel, Julie E.	1,663	*	1,663	0	*
Seidel, Dale J. and Patricia M.	7,628	*	7,628	0	*
Shaffer, Brad	1,193	*	1,193	0	*
Shanesy, Stephen P.	1,193	*	1,193	0	*
Sharp, Melissa M.	2,380	*	2,380	0	*
Sheehan, Brian and Shana	2,380	*	2,380	0	*
Shefchick, Francis	2,925	*	2,925	0	*
Shepard Investment Company, LLC	15,146	*	15,146	0	*
Sherry, Michael G.	7,793	*	7,793	0	*
Sheth, Dinesh and Pinakini	6,357	*	6,357	0	*
Shmerler Real Estate	8,595	*	8,595	0	*
Shotliff, Randall S.	9,520	*	9,520	0	*
Simon, Jr., Armand J.	8,824	*	8,824	0	*
Simon, Philip and Kathleen	7,573	*	7,573	0	*
Simpson, James H. and Bettye D.	19,071	*	19,071	0	*
Simpson, James J.	23,861	*	23,861	0	*
Sitter, Joel S. and Dara B.	2,387	*	2,387	0	*
Sitter, Joel Scott	4,693	*	4,693	0	*
Skoronski, Ron	24,039	*	24,039	0	*
Small, David M. and Kathleen S.	68,435	*	68,435	0	*
Smith, C. Carlton	12,549	*	12,549	0	*
Smith, David E.	16,683	*	16,683	0	*
Smith, Lydia B.	3,814	*	3,814	0	*
Sobota Revocable Trust, u/a/d 7.3.03 c/o TJ Sobota, Trustee	7,162	*	7,162	0	*
Soltau, Janet E. Revocable Trust c/o Janet E. Soltau, Trustee	7,162	*	7,162	0	*
Soltau, Steven D. and Jane G.	39,515	*	39,515	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Sommerhauser, Peter M.	1,814	*	1,814	0	*
Sontag, Thomas A and Janet M	19,041	*	19,041	0	*
Sorensen, Andrew and Patricia	3,029	*	3,029	0	*
Sorensen, Kirk	4,006	*	4,006	0	*
Sorensen, Roger & Margaret, U/ A DTD 05/19/04 By Roger C. Sorensen Rev Trust	2,003	*	2,003	0	*
Soukup and Eagles, Larry and Bobbi	6,395	*	6,395	0	*
Spinelli, Jospehine	662	*	662	0	*
Stafford, Daniel G.	6,603	*	6,603	0	*
Stair, Stuart R. and Judith A.	8,100	*	8,100	0	*
Stark, Craig(1)	1,681,767	5.6%	1,681,767	0	*
Stark, Margaret J.	1,910	*	1,910	0	*
Stewart Schram & Associates	2,380	*	2,380	0	*
Stewart, Dale D.	5,679	*	5,679	0	*
Stoehr Trust of 1986, c/o Bruce and Jane Stoehr, Trustees	7,162	*	7,162	0	*
Stoehr, Robert H.	163,018	*	163,018	0	*
Storch, Shelly S.	25,097	*	25,097	0	*
Streiff, John T.	14,295	*	14,295	0	*
Stroncek, Gregory and Lea	4,387	*	4,387	0	*
Stubleski, Marlene	4,760	*	4,760	0	*
Sugar River Ranch, LLC	10,901	*	10,901	0	*
Sullivan, Mark P. and Barbara	10,610	*	10,610	0	*
Sullivan, Mark P., IRA, State Bank of Cross Plains Cust. c/o Katherine L. Esser	38,142	*	38,142	0	*
Suter, Gary	6,655	*	6,655	0	*
Taylor, Edward G. Trust	2,380	*	2,380	0	*
Taylor, Hugh M.	1,190	*	1,190	0	*
Taylor, III, Edward G.	1,190	*	1,190	0	*
Taylor, James E.	14,310	*	14,310	0	*
Taylor, Thomas K.—Trust	4,767	*	4,767	0	*
Temmer, James E.	7,140	*	7,140	0	*
Temmer, James E. and Audrey I.	12,578	*	12,578	0	*
Terry, Edward M.	3,327	*	3,327	0	*
The Green Living Trust, dated 5/9/2001, c/o Karl M. and Susan H. Green	2,163	*	2,163	0	*
The Neviaser Grandchildren’s Trust	14,325	*	14,325	0	*
Thorne, Malcolm	9,550	*	9,550	0	*
Thorson, Chad	7,788	*	7,788	0	*
Tomko, Jason T.	166,811	*	166,811	0	*
Towns, James E. and Tina M.	10,617	*	10,617	0	*
Tsai Basista, Cynthia Trust 7/13/99	4,775	*	4,775	0	*
Tuley, Richard W. and Constance F.	9,520	*	9,520	0	*
Tweeten, Phyllis Arlene	4,760	*	4,760	0	*
Unger, James A.	3,327	*	3,327	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Unger, James A. and Victoria A.	7,147	*	7,147	0	*
Unger, Sr., Robert G. and Michele A.	10,475	*	10,475	0	*
Vaccaro, James — Revocable Trust	27,106	*	27,106	0	*
Vaccaro, Sylvia — Revocable Trust	27,106	*	27,106	0	*
Vaccaro, Marc(1)(7)	1,650,339	5.5%	1,650,339	0	*
Vaccaro, Todd K.(1)	16,176	*	16,176	0	*
Vaccaro, Todd K.—Trust of 1980 c/o Sylvia S. Vaccaro, Trustee	34,447	*	34,447	0	*
Valentyn, Tim and Nancy	4,775	*	4,775	0	*
Van Bruwaene, Patricia A.	4,760	*	4,760	0	*
Van Handel, Wilfred A. and Lorna J., 1994 Irrevocable Trust c/o Stevenson National Bank & Trust Attn: Steven W. Truchinski	2,925	*	2,925	0	*
Van Zon, Astrid	7,319	*	7,319	0	*
Van Zon, Gabriele	9,971	*	9,971	0	*
Vander Loop, Kenneth T. and Mary P.	7,147	*	7,147	0	*
Vincent Consolidated Commodities, Inc.	14,310	*	14,310	0	*
Vitale, Carol E.	2,380	*	2,380	0	*
Vitale, Salvatore	2,495	*	2,495	0	*
VK Holdings 2002, LLC	26,188	*	26,188	0	*
VK Holdings 2004, LLC	21,250	*	21,250	0	*
Voelz, John and Pamela	6,056	*	6,056	0	*
Wahle, Michael and Bernice	4,767	*	4,767	0	*
Walesa, James—Living Trust 10/15/91 c/o James Walesa, Trustee	4,775	*	4,775	0	*
Wall, Terrence R.—Revocable Trust U/A/D 10/27/92 Terrence R. Wall, Trustee	19,041	*	19,041	0	*
Waller, David A.	12,564	*	12,564	0	*
Walsh, Joseph G. and Theressa S.(1)	19,523	*	19,523	0	*
Walzer, Thomas C.	2,980	*	2,980	0	*
Waterman, Andrew and Judith	15,146	*	15,146	0	*
Waterman, Andrew W.	11,908	*	11,908	0	*
Waterman, John and Mary	73,897	*	73,897	0	*
Waterman, John V.(1)	26,075	*	26,075	0	*
Waterman, Judith A.	32,758	*	32,758	0	*
Watson Properties, LLC	32,680	*	32,680	0	*
Watzke, Michael and Jacqueline	4,760	*	4,760	0	*
Way, Joseph B. and Anne L.	11,383	*	11,383	0	*
Wearsch, Gregory and Amy	7,140	*	7,140	0	*
Weber and Griffin, Max and Maureen	4,767	*	4,767	0	*
Weggeman, Gregory S. and Lisa L.—Living Trust U/ A dated 2/16/00	5,850	*	5,850	0	*
Welke, Donald H.	1,904	*	1,904	0	*
Westmeyer, Andrew P.	4,775	*	4,775	0	*
Whittaker, Cynthia L. IRA	831	*	831	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Williams, Douglas E. and Beverly J.	9,550	*	9,550	0	*
Wilson, Gerald A.	2,380	*	2,380	0	*
Wittenberg, Joseph L.	1,190	*	1,190	0	*
Wold, Jeffrey Z and Jacqueline	2,925	*	2,925	0	*
Wolf, Mitchell D.	32,860	*	32,860	0	*
Wolff, David A.	9,520	*	9,520	0	*
Wolff, Russell L. and Sheila L.	2,387	*	2,387	0	*
Wolfpack Investments, LLC	4,760	*	4,760	0	*
Wulf, Thomas O.	3,786	*	3,786	0	*
Wulf, Thomas O. and Mary K.	11,700	*	11,700	0	*
Yazbak, Phillip and Darlene	15,146	*	15,146	0	*
Yohman, Daniel	3,029	*	3,029	0	*
Yu, Kok-Peng	33,262	*	33,262	0	*
Zarnikow, Paul J.	7,573	*	7,573	0	*
Zeman, Brad A.(1)	38,218	*	38,218	0	*
Zeman, Judith and Ronald	4,961	*	4,961	0	*
Zemple, Robert	4,136	*	4,136	0	*
Ziegler, Robert and Anne	4,809	*	4,809	0	*
Zinga Resort One, LLC	22,719	*	22,719	0	*

*	Less than one percent of the outstanding shares of common stock.

(1)	As of the date of this prospectus, such individual is an employee of Great Wolf Resorts, Inc. and/or its subsidiaries, and/or such individual was an employee of Great Lakes within the three years prior to the date of this prospectus.
(2)	In addition, pursuant to the bonus payment of $200,000 that Mr. Calder received upon consummation of the initial public offering, we contributed 11,765 shares, based on the public offering price of $17.00 per share, to a trust that holds assets to pay obligations under our deferred compensation plan.
(3)	In addition, pursuant to the bonus payment of $2 million that Mr. Emery received upon consummation of the initial public offering, we contributed 117,647 shares, based on the public offering price of $17.00 per share, to a trust that holds assets to pay obligations under our deferred compensation plan.
(4)	Includes 9,550 shares held jointly with Mr. Lund’s spouse.
(5)	Includes (a) 45,248 shares held by DNEV, LLC for which Mr. Neviaser shares voting and investment power, and (b) 125,699 shares held by Neviaser Enterprises, LLC, of which Mr. Neviaser is the managing member and possesses sole voting and investment power over the shares.
(6)	Includes 33,009 shares held jointly with Ms. Schaefer’s spouse.
(7)	Includes (a) 19,907 shares held by MV LLC, of which Mr. Vaccaro is the managing member and possesses sole voting and investment power over the shares, (b) 75,000 shares held by The Marc B. Vaccaro Grantor Retained Authority Trust, of which Mr. Vaccaro is the sole trustee and possesses sole voting and investment power and (c) 75,000 shares held by The Astrid G. VanZon Grantor Retained Annuity Trust, of which Astrid G. VanZon, Mr. Vaccaro’s spouse, is the sole trustee and possesses sole voting and investment power. Mr. Vaccaro disclaims beneficial ownership of the 75,000 shares held by The Astrid G. VanZon Grantor Retained Annuity Trust.

PLAN OF DISTRIBUTION

      Our common stock may be offered for sale and sold in one or more transactions, including block transactions, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Shares of common stock may be sold directly, through agents designated from time to time, or by such other means as may be specified in the supplement to this prospectus. Participating agents or broker-dealers in the distribution of any of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of shares of common stock purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act.

      Shares of our common stock may be sold through a broker-dealer acting as agent or broker or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such shares of common stock to the public at varying prices to be determined by the broker-dealer at the time of resale.

      To the extent required, the number of shares of common stock to be sold, information relating to the underwriters, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in an accompanying supplement to this prospectus.

      If underwriters are used in a sale, shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares of common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares of common stock will be named in the supplement to this prospectus relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement.

      Under the securities laws of some states, the shares of common stock registered by the registration statement may be sold in those states only through registered or licensed brokers or dealers.

      Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

      Upon sale under the registration statement of which this prospectus constitutes a part, the shares of common stock registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

      The following summary of the terms of the stock of our company does not purport to be complete. Copies of our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Us.”

General

      Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, we have 30,262,308 shares of our common stock outstanding. The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

      Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that we may issue in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

Our Board of Directors

      Our bylaws provide that the number of directors of our company may be established by our board of directors and may not be fewer than three. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

      Pursuant to our bylaws, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

      Our bylaws provide that a director may be removed with or without cause and only by the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

Amendment to Our Certificate of Incorporation and Bylaws

      Our certificate of incorporation may be amended by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

      Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures in the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Lock-Up Provisions

      Pursuant to our bylaws, shares of our common stock issued prior to the closing of the initial public offering are restricted from transfer, subject to certain limited exceptions, for 180 days following the closing of the initial public offering.

Indemnification and Limitation of Directors’ and Officers’ Liability

      As allowed by the DGCL our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director’s liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including such actions involving gross negligence. However, our directors will be personally liable to us and our stockholders for monetary damages if they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. Our certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the

DGCL without further action by the stockholders. These provisions of our certificate of incorporation will limit the remedies available to a stockholder in the event of breaches of a director’s duties to such stockholder or us.

      Our bylaws provide for indemnification of and the payment of expenses in advance to directors and officers to the fullest extent permitted by applicable law.

      We have obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities. We have also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance.

      Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

      We have entered into indemnification agreements with each of our current officers and directors, to give such officers and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.

Business Combinations

      We are subject to the “business combinations” provisions of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” “the interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and are also officers and (2) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•	on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

      Provisions of our certificate of incorporation and bylaws providing that only the board of directors, the chairman of the board of directors, the chief executive officer, the president or the holders of 35% or more of our common stock may call special meetings of stockholders, and prohibiting stockholder action by written consent, may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.

Nasdaq Stock Market

      Our common stock is traded on the Nasdaq National Market under the symbol “WOLF.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock and preferred stock is EquiServe.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon for us by King & Spalding LLP.

EXPERTS

      The combined financial statements of Great Lakes Predecessor as of September 30, 2004 and December 31, 2003 and 2002, and for the nine months ended September 30, 2004 and each of the three years in the period ended December 31, 2003 and the balance sheet of Great Wolf Resorts, Inc. as of June 30, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which report as to Predecessor expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristic of Both Liabilities and Equity and the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and an explanatory paragraph relating to the restatement described in Note 11), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The Dells/Sandusky historical financial statements as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, included in this prospectus have been audited by Rubin, Brown, Gornstein & Co. LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, will also available to you on the SEC’s web site, www.sec.gov.

      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and other periodic reports and proxy statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Page

Great Wolf Resorts, Inc. and Subsidiaries:
Unaudited Pro Forma Condensed Consolidated Financial Statements:
Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004	F-3
Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2004	F-7
Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003	F-8
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-12
Balance Sheets as of September 30, 2004 (unaudited) and June 30, 2004	F-13
Note to Balance Sheets	F-14
Great Lakes Predecessor Historical Information:
Report of Independent Registered Public Accounting Firm	F-15
Combined Balance Sheets as of September 30, 2004, December 31, 2003 (as restated) and 2002	F-16
Combined Statements of Operations for the nine months ended September 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003 (as restated), 2002 and 2001	F-17
Combined Statements of Equity for the nine months ended September 30, 2004 and the years ended December 31, 2003 (as restated), 2002 and 2001	F-18
Combined Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003 (as restated), 2002 and 2001	F-19
Notes to Combined Financial Statements	F-20
Dells/ Sandusky Historical Information:
Report of Independent Registered Public Accounting Firm	F-35
Combined Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003 and 2002	F-36
Combined Statements of Operations for the nine months ended September 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-37
Combined Statements of Members’ Equity for the nine months ended September 30, 2004 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-38
Combined Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-39
Notes to Combined Financial Statements	F-40

GREAT WOLF RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 has been prepared to give pro forma effect to the initial public offering of common stock of Great Wolf Resorts, Inc. (the “Offering”) and the related formation transactions (the “Formation Transactions”) as if they had occurred on September 30, 2004. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been prepared to give pro forma effect to the initial public offering and the formation transactions as if they had occurred on January 1, 2003. All material adjustments necessary to reflect this offering and formation transactions are presented in the pro forma adjustments columns, which are further described in the notes below. The unaudited pro forma condensed consolidated financial statements assume (1) this offering and formation transactions are accounted for as a purchase of the resort-owning entities by The Great Lakes Companies, Inc. using the purchase method of accounting and (2) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

      The pro forma condensed consolidated financial statements assume all of the following occurred on September 30, 2004, in the case of the pro forma consolidated balance sheet, and as of January 1, 2003, in the case of the pro forma consolidated statements of operations:

•	Initial public offering of 16,100,000 shares of common stock at $17.00 per share, with net proceeds of $249.5 million;

•	Acquisition of all of the interests in the entities that own the Wisconsin Dells, Sandusky, Traverse City, Kansas City, Sheboygan, Williamsburg and Pocono Mountains resorts;

•	The spin-off of the non-resort hotel and multifamily housing development and management business;

•	Repayment of an aggregate of $76.0 million of mortgage indebtedness on two resorts;

•	Refinancing of approximately $72.4 million of mortgage indebtedness on two resorts; and

•	Establishment of a new $75.0 million secured revolving credit facility, none of which will be outstanding at closing.

      The pro forma condensed consolidated financial statements should be read in conjunction with the historical combined financial statements of the Great Lakes Predecessor and Dells/ Sandusky and related notes appearing elsewhere in this prospectus.

      The pro forma condensed consolidated financial statements are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the initial public offering and the formation transactions actually been consummated on such date and do not purport to indicate results of operations as of any future date or for any future period.

GREAT WOLF RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2004
(Dollars in thousands)

	Predecessor	Dells/Sandusky		Transaction		Pro
	Historical	Historical	Spin-Off	Adjustments		Forma

	(A)	(B)	(C)
ASSETS
Current assets:
Cash and cash equivalents	$2,401	$3,161	$(685)	$249,541	(D)	$79,841
						(98,111	)(E)
						(73,466	)(F)
						(3,000	)(G)
Other current assets	3,984	1,834	(1,424)	(600	)(H)	3,794

Total current assets	6,385	4,995	(2,109)	74,364		83,635

Property and equipment, net	184,082	54,011	(16,533)	4,519	(E)	226,079
Equity escrow and other assets	16,105	2,537	(3,725)	3,000	(G)	16,448
				(1,469	)(I)
Goodwill	1,391	24,457	(1,391)	188,482	(E)	212,939

Total assets	$207,963	$86,000	$(23,758)	$268,896		$539,101

LIABILITIES, MINORITY INTERESTS AND EQUITY
Current liabilities:
Current portion of long-term debt	$6,921	$1,729	$(6,459)	$(1,729	)(F)	$462
Accounts payable and accrued expenses	15,620	6,088	(969)	(600	)(H)	20,139

Total current liabilities	22,541	7,817	(7,428)	(2,329)		20,601
Long-term debt	131,956	74,306	(11,932)	(71,737	)(F)	122,593
Deferred tax liability	—	—	—	7,677	(E)	7,677
Mandatorily redeemable ownership interests	11,602	—	(333)	(11,269	)(E)	—

Total liabilities	166,099	82,123	(19,693)	(77,658)		150,871
Minority interests	2,594	—	(2,594)	—		—
Equity	39,270	3,877	(1,471)	249,541	(D)	388,230
				98,482	(E)
				(1,469	)(I)

Total liabilities, minority interests and equity	$207,963	$86,000	$(23,758)	$268,896		$539,101

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet (dollars in thousands, except per share amounts)

      (A) Reflects the historical condensed combined balance sheet of the Predecessor which consists of:

1. The Great Lakes Companies, Inc., or GLC, and its consolidated subsidiaries; and

2. The following entities that are under common management by GLC:

•	Great Wolf Lodge of Traverse City, LLC

•	Great Wolf Lodge of Kansas City, LLC

•	Blue Harbor Resort Sheboygan, LLC

•	Great Wolf Lodge of Williamsburg, LLC

•	Great Wolf Lodge of Poconos, LLC

      (B) Reflects the historical condensed combined balance sheet for the entities that own our Wisconsin Dells and Sandusky resorts.

      (C) Reflects the effect of the spin-off from the Predecessor’s historical combined financial information of the non-resort hotel and multifamily housing businesses. These assets, which consist primarily of receivables and ownership interests in non-resort hotel and multifamily housing assets, and liabilities relate to the Predecessor’s development, ownership and management interests of non-resort hotels and multifamily housing properties and are unrelated to our resort business. The spin-off is expected to occur concurrently with the Offering and the Formation Transactions.

      (D) Reflects the sale of 16,100,000 shares of common stock for $17.00 per share in conjunction with the Offering and Formation Transactions.

Proceeds from the Offering	$273,700
Less costs associated with the Offering ($19,159 of underwriters’ discounts and commissions, $5,000 of other costs)	(24,159)

Increase to owners’ equity and cash	$249,541

      (E) Reflects the application of the purchase method of accounting in connection with GLC’s acquisition of the seven resort-owning entities. GLC is currently the manager for each of the five operating resorts and the developer of the two resorts under construction. Through their exchanges of shares of GLC for shares of Great Wolf Resorts, Inc., GLC’s shareholders as a group will have the largest minority portion of any organized group of shareholder interest in the combined corporation, Great Wolf Resorts, Inc., and GLC’s existing senior management will comprise the senior management of the combined entity. Accordingly, as prescribed by Statement of Financial Accounting Standards No. 141, “Business Combinations,” GLC has been identified as the accounting acquirer.

      In conjunction with purchase accounting:

•	total purchase price for each of the seven resort-owning entities was calculated based on:

•	the number of shares of common stock of Great Wolf Resorts, Inc., valued at $17.00 per share, to be issued to existing owners of those entities in conjunction with the Formation Transactions and

•	cash to be paid to buy out certain investors in the resort-owning entities and interests held by affiliates of AIG SunAmerica, Inc. in the Wisconsin Dells and Sandusky entities in conjunction with the consummation of the Offering and Formation Transactions;

•	property and equipment, other assets and other liabilities of the seven resort-owning entities are recorded at their fair values;

•	a deferred tax liability resulting from the difference between the fair value and the tax basis of assets acquired from the seven resort-owning entities is recorded at our anticipated effective tax rate of 40%;

•	mandatorily redeemable ownership interests are eliminated due to the conversion of those ownership interests to our common stock in conjunction with the Formation Transactions;

•	the excess of consideration in the purchase transaction over the fair value of net tangible assets acquired from the seven resort-owning entities is recorded as goodwill.

      The following table summarizes the total purchase price, consisting of shares of common stock of Great Wolf Resorts, Inc. and cash, as shown in the table below, and resulting goodwill balance, the cost basis and fair value with the resulting step-up amount to fair value, and the calculation of the deferred tax liability for each of the resorts. The number of shares issued shown in the table below excludes 4,909,077 shares to be issued to the shareholders of GLC, the accounting acquirer, in conjunction with the Formation Transactions.

	Wisconsin		Traverse	Kansas			Pocono
	Dells	Sandusky	City	City	Sheboygan	Williamsburg	Mountains	Total

Purchase Price:
Number of shares issued	—	1,319,543	1,906,529	816,238	713,008	1,715,073	2,653,428	9,123,819
Fair value per share	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00

Total fair value of shares issued	$—	$22,432	$32,411	$13,876	$12,121	$29,156	$45,108	$155,104
Cash paid	12,950	25,988	15,571	13,532	5,497	12,524	12,049	98,111

Total purchase price	12,950	48,420	47,982	27,408	17,618	41,680	57,157	253,215
Long-term debt	50,254	25,782	36,475	35,956	33,460	5,009	1,523	188,459
Fair value of property and equipment based on estimated replacement cost	(28,207)	(27,976)	(43,959)	(43,245)	(36,415)	(25,435)	(19,224)	(224,461)
Fair value of other assets and liabilities	(1,068)	(377)	(868)	436	(2,125)	(257)	(7,692)	(11,951)

Goodwill from asset acquisition	$33,929	$45,849	$39,630	$20,555	$12,538	$20,997	$31,764	$205,262

Cost basis of property and equipment	$27,313	$26,699	$42,571	$42,285	$36,415	$25,435	$19,224	$219,942
Step-up	894	1,277	1,388	960	—	—	—	4,519

Fair value of property and equipment based on estimated replacement cost	$28,207	$27,976	$43,959	$43,245	$36,415	$25,435	$19,224	$224,461

Purchase price	$12,950	$48,420	$47,982	$27,408	$17,618	$41,680	$57,157	$253,215
Goodwill from asset acquisition	33,929	45,849	39,630	20,555	12,538	20,997	31,764	205,262

Purchase price excluding goodwill	(20,979)	2,571	8,352	6,853	5,080	20,683	25,393	47,953
Estimated tax basis	(5,895)	(949)	(2,352)	(13,199)	5,080	20,683	25,393	28,761

Difference	(15,084)	3,520	10,704	20,052	—	—	—	19,192
Assumed tax rate	40%	40%	40%	40%	40%	40%	40%	40%

	Wisconsin		Traverse	Kansas			Pocono
	Dells	Sandusky	City	City	Sheboygan	Williamsburg	Mountains	Total

Deferred tax (asset) liability	$(6,034)	$1,408	$4,282	$8,021	$—	$—	$—	$7,677

Goodwill from asset acquisition and deferred taxes	$27,895	$47,257	$43,912	$28,576	$12,538	$20,997	31,764	$212,939

      The adjustments to the applicable line items as a result of the purchase accounting and other items discussed above are as follows:

Cash	$(98,111)
Property and Equipment, net	4,519
Goodwill	188,482
Deferred tax liability	7,677
Mandatorily redeemable equity interests	(11,269)
Owners’ equity	98,482

      The values and amounts used in the application of purchase accounting for the pro forma condensed consolidated balance sheet are based on preliminary estimates and assumptions. These estimates and assumptions are subject to possible change at the date of the Offering.

      (F) Reflects (1) the reduction in outstanding debt related to repayment of certain mortgage notes payable and (2) the refinancing of certain other mortgage notes payable with new secured mortgage financing in conjunction with the Offering and the Formation Transactions as follows:

Repayment of mortgage notes payable	$(148,466)
Proceeds from new secured mortgage financing	75,000

Net adjustment to long-term debt	$(73,466)

      (G) Reflects the payment of $3,000 of costs to obtain the new secured mortgage financing and revolving credit facility.

      (H) Reflects the elimination of $600 of intercompany receivables and payables related to the Wisconsin Dells and Sandusky entities.

      (I) Reflects the write-off of $1,469 of unamortized loan fees related to the existing debt retired in the Offering and Formation Transactions.

GREAT WOLF RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2004
(Dollars in thousands except per share amounts)

	Predecessor	Dells/Sandusky		Transaction
	Historical	Historical	Spin-Off	Adjustments		Pro Forma

	(A)	(B)	(C)
Revenues:
Rooms	$27,137	$23,702	$(1,244)	$—		$49,595
Food and beverage	6,613	5,274	(96)	—		11,791
Other hotel operations	6,366	3,965	(59)	—		10,272
Management fees-related party	1,208	—	(674)	(534	)(D)	—
Development and other fees	1,289	—	(799)	(490	)(D)	—

	42,613	32,941	(2,872)	(1,024)		71,658
Other revenue from managed properties	11,040	—	(3,532)	(7,508	)(E)	—

Total revenues	53,653	32,941	(6,404)	(8,532)		71,658

Operating expenses by department:
Rooms	4,134	3,342	(286)	—		7,190
Food and beverage	5,741	3,902	(128)	—		9,515
Other	4,838	3,433	(23)	—		8,248
Other operating expenses:
Selling, general and administrative	15,014	5,648	(2,108)	473	(F)	18,537
				(490	)(D)
Property operating costs	6,145	3,939	(338)	—		9,746
Management fees	—	534	—	(534	)(D)	—
Depreciation and amortization	9,490	5,552	(222)	208	(G)	15,105
				77	(H)

	45,362	26,350	(3,105)	(266)		68,341
Other expenses from managed properties	11,040	—	(3,532)	(7,508	)(E)	—

Total operating expenses	56,402	26,350	(6,637)	(7,774)		68,341

Operating income (loss)	(2,749)	6,591	(233)	(758)		3,317
Interest income	(202)	(105)	134	—		(173)
Interest expense	4,755	3,529	(412)	(3,607	)(I)	4,265
Gain on sale and other	(1,653)	—	1,653	—		—
Interest on mandatorily redeemable ownership interests	1,075	—	697	(1,772	)(J)	—
Distributions in excess of minority interest capital	48	—	(48)	—		—
Minority interests	53	—	(53)	—		—

Income (loss) before income taxes	(6,825)	3,167	(1,738)	4,621		(775)
Income tax expense	—	—	—	(310	)(K)	(310)

Income (loss) from continuing operations	$(6,825)	$3,167	$(1,738)	$4,931		$(465)

Pro forma basic earnings per share						$(0.02	)(L)

Pro forma diluted earnings per share						$(0.02	)(L)

Pro forma weighted average common shares outstanding-basic						30,262,308	(L)

Pro forma weighted average common shares outstanding-diluted						30,262,308	(L)

GREAT WOLF RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003
(Dollars in thousands except per share amounts)

		Dells/
	Predecessor	Sandusky		Transaction
	Historical	Historical	Spin-Off	Adjustments		Pro Forma

	(A)	(B)	(C)
	(M)
Revenues:
Rooms	$20,231	$29,172	$(1,430)	$—		$47,973
Food and beverage	4,927	6,602	(94)	—		11,435
Other hotel operations	4,653	4,944	(85)	—		9,512
Management fees-related party	2,190	—	(1,160)	(1,030	)(D)	—
Development and other fees	919	—	(413)	(506	)(D)	—

	32,920	40,718	(3,182)	(1,536)		68,920
Other revenue from managed properties	14,904	—	(5,463)	(9,441	)(E)	—

Total revenues	47,824	40,718	(8,645)	(10,977)		68,920

Operating expenses by department:
Rooms	3,591	4,311	(326)	—		7,576
Food and beverage	4,641	4,925	(113)	—		9,453
Other	4,081	4,084	(29)	—		8,136
Other operating expenses:
Selling, general and administrative	11,706	6,527	(2,617)	(506	)(D)	16,080
				970	(F)
Property operation and maintenance	5,671	4,969	(388)	—		10,252
Management fees	—	1,030	—	(1,030	)(D)	—
Depreciation and amortization	8,045	8,090	(474)	469	(G)	15,327
				(803	)(H)

	37,735	33,936	(3,947)	(900)		66,824
Other expenses from managed properties	14,904	—	(5,463)	(9,441	)(E)	—

Total operating expenses	52,639	33,936	(9,410)	(10,341)		66,824

Operating income (loss)	(4,815)	6,782	765	(636)		2,096
Interest income	(55)	(152)	62	—		(145)
Interest expense	4,758	4,818	(499)	(5,759	)(I)	3,318
Interest on mandatorily redeemable ownership interests	(3,136)	—	2,136	1,000	(J)	—
Minority interests	425	—	(425)			—

Income (loss) before income taxes	(6,807)	2,116	(509)	4,123		(1,077)
Income tax benefit	—	—	—	(431	)(K)	(431)

Income (loss) from continuing operations	$(6,807)	$2,116	$(509)	$4,554		$(646)

Pro forma basic loss per share						$(0.02	)(L)

Pro forma diluted loss per share						$(0.02	)(L)

Pro forma weighted average common shares outstanding-basic						30,262,308	(L)

Pro forma weighted average common shares outstanding-diluted						30,262,308	(L)

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations (dollars in thousands)

      (A) Reflects the historical condensed combined statement of operations of the Predecessor, which consists of:

1. The Great Lakes Companies, Inc., or GLC, and its consolidated subsidiaries; and

2. The following entities that are under common management by GLC:

•	Great Wolf Lodge of Traverse City, LLC

•	Great Wolf Lodge of Kansas City, LLC

•	Blue Harbor Resort Sheboygan, LLC

•	Great Wolf Lodge of Williamsburg, LLC

•	Great Wolf Lodge of Poconos, LLC

      (B) Reflects the historical condensed combined statement of operations for the entities that own our Wisconsin Dells and Sandusky resorts.

      (C) Reflects the effect of the spin-off of the Predecessor’s historical combined financial information of the non-resort hotel and multifamily housing development and hotel management businesses. Expenses for the multifamily housing development and hotel management businesses include salary and overhead costs of certain employees currently employed by the Predecessor. The salary costs were allocated to the spun-off businesses based on estimated time to be devoted to those businesses by each current employee of the Predecessor. Overhead costs were calculated as 100% of the allocated salary costs.

      (D) Reflects the elimination of aggregate intercompany revenue and expenses related to management fees, development fees, accounting fees and central reservation fees related to the Wisconsin Dells and Sandusky entities of $1,024 and $1,536 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

      (E) Reflects the elimination of the amounts in Predecessor’s financial statements related to the Wisconsin Dells and Sandusky resorts under Emerging Issues Task Force Issue No. 01-14, “Income Statement Characteristics of Reimbursements for Out-of-pocket Expenses,” which requires the recognition of certain revenue and expenses related to managed properties in the manager’s statement of operations. These amounts primarily relate to payroll costs at the managed properties where GLC was the employer. The reimbursement of those costs is recorded as revenue with a corresponding expense.

      (F) Reflects the increase in general and administrative expenses of $473 and $970 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of becoming a public company. These amounts represent salaries based on employment agreements with executive officers who were hired as a result of becoming a public company. These amounts exclude bonuses of $2,275 to be paid under agreements with certain executives upon consummation of the offering as the charge to earnings will not have a continuing impact on our results of operations. In addition, we expect to incur approximately $5,400 of further incremental general and administrative costs annually as a result of becoming a public company. Those costs, which are not based on contractual arrangements as of the date of the Offering and are therefore not included in the pro forma condensed consolidated statements of operations, consist of the following: salaries, benefits and other employee-related costs—$2,630; professional fees—$780; insurance—$750; public company listing fees and investor and public relations costs—$620; expenses related to independent members of our board of directors—$250; and other miscellaneous costs—$370.

      (G) Reflects the change in depreciation and amortization of property and equipment relating to purchase accounting adjustments to property and equipment balances resulting from the acquisition of the Wisconsin Dells, Sandusky, Kansas City, Traverse City and Sheboygan resorts by GLC. Depreciation and amortization are calculated based on the estimated fair values of depreciable and amortizable assets and the estimated useful lives of those assets. The adjustment to depreciation and amortization is $208 and $469 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

      (H) Reflects the net reduction in amortization expense as a result of the refinancing of debt in conjunction with the Offering. The adjustments to amortization expense are as follows:

		Year Ended
	Nine Months Ended	December 31,
	September 30, 2004	2003

Elimination of amortization expense relating to existing mortgage notes payable	$(411)	$(1,453)
Amortization expense on new credit facility	375	500
Amortization expense on new secured mortgage financing	113	150

Net adjustment to amortization expense	$77	$(803)

      (I) Reflects the net reduction in interest expense as a result of the repayment and refinancing of debt in conjunction with the Offering, based on secured mortgage financing as follows:

•	$75,000, secured by two resorts, with a fixed interest rate equal to the 10-year treasury bill rate plus 2.75%.

      The adjustments to interest expense are as follows:

		Year Ended
	Nine Months Ended	December 31,
	September 30, 2004	2003

Elimination of interest expense relating to existing mortgage notes payable	$(7,371)	$(9,077)
Interest expense on new secured mortgage financing	3,764	3,318

Net adjustment to interest expense	$(3,607)	$(5,759)

      An increase of 0.125% in the interest rate on the new secured mortgage financing would increase our interest expense by $70 and $63 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. A decrease of 0.125% in the interest rate would decrease our interest expense by $70 and $63 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

      (J) Reflects the elimination of interest on mandatorily redeemable shares as a result of or in connection with the Formation Transactions.

      (K) Reflects the adjustments to record income tax expense (benefit) at our anticipated effective tax rates of 40% for both the nine months ended September 30, 2004 and for the year ended December 31, 2003.

      (L) Pro forma basic and diluted earnings (loss) per share are computed assuming the Offering was consummated as of the first day of the period presented and equals pro forma net income (loss) divided by the number of shares of our common stock expected to be outstanding after the Offering.

      The number of shares outstanding after the Offering consists of:

Shares issued in the Offering	16,100,000
Shares issued as consideration in the Formation Transactions	13,901,947
Shares issued to the holder of a tenant in common interest in our Poconos resort	63,746
Shares issued to the holder of a tenant in common interest in our Williamsburg resort	67,203
Shares issued to a trust that will hold assets to pay obligations under our deferred compensation plan in connection with the payment of cash bonuses at the closing of the Offering	129,412

30,262,308

      (M) As restated—see Note 11 to the Predecessor’s combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Great Wolf Resorts, Inc.
Madison, Wisconsin

      We have audited the accompanying balance sheet of Great Wolf Resorts, Inc. (the “Company”) as of June 30, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Great Wolf Resorts, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

July 25, 2004
(December 20, 2004 as to Note 2)

GREAT WOLF RESORTS, INC.

BALANCE SHEETS

	September 30, 2004	June 30, 2004

	(Unaudited)
ASSETS
Cash	$1,000	$1,000

Total assets	$1,000	$1,000

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities	$—	$—
Stockholder’s equity
Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	999	999
Retained earnings	—	—

Total stockholder’s equity	1,000	1,000

Total liabilities and stockholder’s equity	$1,000	$1,000

See accompanying note to balance sheets.

GREAT WOLF RESORTS, INC.

NOTE TO BALANCE SHEETS

SEPTEMBER 30, 2004 (Unaudited)

AND JUNE 30, 2004

Note 1. Formation

Great Wolf Resorts, Inc. (the Company) was incorporated in May 2004 as a Delaware corporation. In August 2004, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to a proposed public offering (the Offering). The Company will enter into certain transactions (the Formation Transactions) that will occur simultaneously with the completion of the Offering. The Formation Transactions are designed to:

•	acquire four existing Great Wolf Lodge resorts, a Blue Harbor Resort and two Great Wolf Lodge resorts under construction, each of which is currently owned by a separate limited liability company;

•	acquire the resort management business of The Great Lake Companies, Inc. and its subsidiaries;

•	facilitate the Offering; and

•	enable the Company to raise the necessary capital to repay certain existing indebtedness, purchase certain interests held by a third party in two of the four existing resort-owning entities and fund its growth.

Note 2. Subsequent Event

On December 20, 2004, the Company completed its Offering and the Formation Transactions discussed in Note 1. In connection with the Offering, 16.1 million shares were issued resulting in net proceeds of $249,541,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Owners

Great Lakes Predecessor
Madison, Wisconsin

      We have audited the accompanying combined balance sheets of Great Lakes Predecessor (the Predecessor), as defined in Note 1 to the combined financial statements, as of September 30, 2004 and December 31, 2003 and 2002, and the related combined statements of operations, equity, and cash flows for the nine months ended September 30, 2004 and for each of the three years in the period ended December 31, 2003. The combined financial statements include the accounts of The Great Lakes Companies, Inc. and affiliated entities as described in Note 1. These entities are under common management. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the combined financial position of Great Lakes Predecessor as of September 30, 2004 and December 31, 2003 and 2002, and the combined results of its operations and its cash flows for the nine months ended September 30, 2004 and each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the combined financial statements, effective July 1, 2003, Predecessor adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” and effective January 1, 2001, Predecessor adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

      As discussed in Note 11 to the combined financial statements, the accompanying combined financial statements for the year ended December 31, 2003 have been restated.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

November 24, 2004
(December 20, 2004 as to Note 12)

GREAT LAKES PREDECESSOR

COMBINED BALANCE SHEETS
(dollars in thousands)

		December 31,
	September 30,
	2004	2003	2002

		(as restated,
		see Note 11)
ASSETS
Current assets:
Cash and cash equivalents	$2,401	$3,490	$4,790
Accounts receivable, net of allowance for doubtful accounts of $1,089, $655 and $267	2,325	1,877	1,602
Inventory	1,195	850	24
Other current assets	464	134	189
Assets held for sale	—	15,467	32,653

Total current assets	6,385	21,818	39,258
Property and equipment, net	184,082	131,256	61,077
Equity escrow	4,517	13,722	52
Other assets	11,588	5,288	4,954
Goodwill	1,391	1,410	1,410

Total assets	$207,963	$173,494	$106,751

LIABILITIES, MINORITY INTERESTS AND EQUITY
Current liabilities:
Current portion of long-term debt	$6,921	$12,745	$8,808
Accounts payable	10,984	4,550	3,100
Accrued expenses	2,159	5,057	4,002
Advance deposits	1,893	1,153	76
Other current liabilities	584	711	—
Long-term debt secured by assets held for sale	—	14,220	31,564

Total current liabilities	22,541	38,436	47,550
Long-term debt	131,956	93,096	33,956
Mandatorily redeemable ownership interests	11,602	11,194	11,698

Total liabilities	166,099	142,726	93,204
Minority interests	2,594	1,585	2,190
Commitments and contingencies
Equity:
Common stock
Class A voting Shares, no par value; 450 shares authorized, 329 shares issued and 300 shares outstanding, respectively	—	—	—
Class B non-voting Shares, no par value; 8,550 shares authorized, 6,251 shares issued and 5,700 shares outstanding, respectively	—	—	2
Accumulated deficit	(2,876)	(1,256)	(4,183)
Treasury stock	(824)	(824)	(824)
Members’ equity of combined entities	42,970	31,263	16,362

Total equity	39,270	29,183	11,357

Total liabilities, minority interests and equity	$207,963	$173,494	$106,751

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS
(dollars in thousands)

	Nine Months Ended		Year Ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

			(as restated,
		(Unaudited)	see Note 11)
Revenues:
Rooms	$27,137	$14,869	$20,231	$1,454	$1,619
Food and beverage	6,613	3,481	4,927	96	101
Other hotel operations	6,366	3,450	4,653	138	381
Management fees— related parties	1,208	1,801	2,190	2,574	1,984
Development and other fees— related parties	1,289	714	919	755	1,038

	42,613	24,315	32,920	5,017	5,123
Other revenue from managed properties	11,040	10,707	14,904	14,808	13,286

Total revenues	53,653	35,022	47,824	19,825	18,409

Operating expenses by department:
Rooms	4,134	2,392	3,591	321	356
Food and beverage	5,741	3,076	4,641	109	113
Other	4,838	2,786	4,081	35	40
Other operating expenses:
Selling, general and administrative	15,014	8,131	11,706	4,356	4,056
Property operating costs	6,145	4,223	5,671	901	275
Depreciation and amortization	9,490	4,675	8,045	602	531

	45,362	25,283	37,735	6,324	5,371
Other expenses from managed properties	11,040	10,707	14,904	14,808	13,286

Total operating expenses	56,402	35,990	52,639	21,132	18,657

Operating loss	(2,749)	(968)	(4,815)	(1,307)	(248)
Interest income	(202)	—	(55)	(89)	(77)
Interest expense	4,755	2,635	4,758	560	792
(Gain) loss on sale of real estate	(1,653)	—	—	13	(96)
Interest on mandatorily redeemable ownership interests	1,075	(3,220)	(3,136)	4,479	390
Distributions in excess of minority interest capital	48	—	—	53	—
Minority interests	53	401	425	89	(669)

Loss from continuing operations	(6,825)	(784)	(6,807)	(6,412)	(588)
Income (loss) from discontinued operations	1,864	1,501	1,804	(343)	(256)

Income (loss) before cumulative effect of change in accounting principle	(4,961)	717	(5,003)	(6,755)	(844)
Cumulative effect of change in accounting principle	—	460	460	—	(333)

Net income (loss)	$(4,961)	$1,177	$(4,543)	$(6,755)	$(1,177)

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

COMBINED STATEMENTS OF EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2004
AND YEARS ENDED DECEMBER 31, 2003, 2002, and 2001
(dollars in thousands)

			Members’
			Equity of
	Common	Accumulated	Combined	Treasury	Total
	Stock	Deficit	Entities	Stock	Equity

Balance, December 31, 2000	$2	$(2,102)	$807	$(54)	$(1,347)
Contributions	—	—	—	—	—
Distributions	—	(36)	—	—	(36)
Net loss	—	(822)	(355)	—	(1,177)
Treasury shares repurchased	—	—	—	(300)	(300)

Balance, December 31, 2001	2	(2,960)	452	(354)	(2,860)
Contributions	—	—	28,648	—	28,648
Distributions	—	(710)	—	—	(710)
Net loss	—	(513)	(6,242)	—	(6,755)
Accretion of mandatorily redeemable equity interests	—	—	(6,496)	—	(6,496)
Treasury shares repurchased	—	—	—	(470)	(470)

Balance, December 31, 2002	2	(4,183)	16,362	(824)	11,357
Contributions	—	—	29,318	—	29,318
Distributions	—	(318)	(3,538)	—	(3,856)
Net income (loss) (as restated, see Note 11)	—	3,705	(8,248)	—	(4,543)
Accretion of mandatorily redeemable equity interests	(2)	(460)	(2,631)	—	(3,093)

Balance, December 31, 2003 (as restated, see Note 11)	—	(1,256)	31,263	(824)	29,183
Contributions	—	473	25,145	—	25,618
Distributions	—	(3,207)	(7,363)	—	(10,570)
Net income (loss)	—	1,114	(6,075)	—	(4,961)

Balance, September 30, 2004	$—	$(2,876)	$42,970	$(824)	$39,270

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

			(as restated,
		(Unaudited)	see Note 11)
Operating activities:
Net income (loss)	$(4,961)	$1,177	$(4,543)	$(6,755)	$(1,177)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,569	6,731	10,440	4,169	3,996
(Gain) loss on sale of real estate	(6,980)	(10,967)	(10,967)	13	(96)
Cumulative effect of change in accounting principle	—	(460)	(460)	—	333
Minority interests	2,680	10,224	10,247	(26)	49
Changes in operating assets and liabilities:
Accounts receivable and other assets	(7,005)	(293)	(883)	(675)	2,125
Accounts payable, accrued expenses and other liabilities	4,970	1,561	4,292	3,650	350

Net cash provided by operating activities	(1,727)	7,973	8,126	376	5,580

Investing activities:
Capital expenditures for property and equipment	(81,187)	(57,340)	(77,060)	(46,224)	(9,166)
Proceeds from sale of assets	32,173	26,451	26,451	—	—
(Increase) decrease in equity escrow	9,205	(471)	(13,671)	(52)	—

Net cash used in investing activities	(39,809)	(31,360)	(64,280)	(46,276)	(9,166)

Financing activities:
Principal payments on long-term debt	(19,070)	(17,432)	(17,765)	(3,523)	(5,631)
Proceeds from issuance of long-term debt	49,513	49,621	63,496	29,018	10,603
Payment of loan costs	(2,395)	(1,652)	(2,351)	(1,897)	(475)
Member contributions	25,618	9,461	29,318	24,648	—
Member distributions	(11,236)	(3,769)	(3,856)	(710)	(36)
Purchase of treasury stock	—	—	—	(470)	(300)
Changes in mandatorily redeemable ownership interests	1,075	(3,220)	(3,136)	4,479	390
Net distributions to minority investors	(3,058)	(10,907)	(10,852)	(1,748)	(1,729)

Net cash provided by financing activities	40,447	22,102	54,854	49,797	2,822

Net increase (decrease) in cash and cash equivalents	(1,089)	(1,285)	(1,300)	3,897	(764)
Cash and cash equivalents, beginning of period	3,490	4,790	4,790	893	1,657

Cash and cash equivalents, end of period	$2,401	$3,505	$3,490	$4,790	$893

Supplemental Cash Flow Information
Cash paid for interest, net of capitalized interest	$4,729	$2,656	$4,786	$493	$831
Land contributed for membership interest	$—	$—	$—	$4,000	$—

See accompanying notes to combined financial statements.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

1. ORGANIZATION

      Great Lakes Predecessor (the Predecessor) is not a legal entity but rather a combination of certain real estate entities and operations that comprise its historical operations as described below. The Predecessor is engaged in the business of developing, owning, operating and managing various real estate assets in the United States and Canada, including family entertainment resorts, hotels and multi-family housing.

      In conjunction with a proposed initial public offering (the Offering) and the execution of certain formation transactions (the Formation Transactions), which are both expected to be completed in 2004, the resorts and the related resort management business of the Predecessor will be acquired by Great Wolf Resorts, Inc. Certain assets of the non-resort hotel and multi-family housing development and management businesses of the Predecessor will be contributed to subsidiaries and then distributed to the stockholders of The Great Lakes Companies, Inc. (GLC), an entity included in the Predecessor’s combined financial statements.

      The Predecessor’s combined financial statements include the accounts of the following, all of which are under common management:

•	GLC and its consolidated subsidiaries

•	Great Wolf Lodge of Traverse City, LLC—owns a 281-room resort in Traverse City, Michigan (opened in March 2003)

•	Great Wolf Lodge of Kansas City, LLC—owns a 281-room resort in Kansas City, Kansas (opened in May 2003)

•	Blue Harbor Resort Sheboygan, LLC—owns a 183-room resort in Sheboygan, Wisconsin (opened in June 2004)

•	Great Wolf Lodge of Williamsburg, LLC—owns a 301-room resort in Williamsburg, Virginia (under construction, scheduled to open in Spring 2005)

•	Great Wolf Lodge of Poconos, LLC—owns a 400-room resort in the Pocono Mountains (under construction, scheduled to open in Fall 2005).

      All significant intercompany balances and transactions have been eliminated in combination.

      The accompanying combined financial statements do not include:

•	entities managed by GLC that will not be contributed to Great Wolf Resorts, Inc. in the Formation Transactions; and

•	entities that own the Great Wolf Lodges in Wisconsin Dells, Wisconsin and Sandusky, Ohio. These entities, although managed by GLC and expected to be acquired by Great Wolf Resorts, Inc. as part of the Formation Transactions, are controlled by affiliates of AIG SunAmerica, Inc.

      On June 25, 2004, GLC distributed its interests in Blue Harbor Resort Condominium LLC to its shareholders. The distribution consisted of $10,831 of property and equipment and $10,831 of related debt. The distribution was recorded at historical cost. Therefore, no gain or loss was recognized on the distribution.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash and Cash Equivalents—The Predecessor considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

      Unaudited Interim Financial Information—The accompanying unaudited interim combined statements of operations and cash flows for the nine months ended September 30, 2003 are unaudited. These unaudited interim combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Predecessor’s management, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal, recurring items, necessary for the fair presentation of the results of the Predecessor’s operations and its cash flows for the nine months ended September 30, 2003.

      Allowance for Doubtful Accounts—The Predecessor provides an allowance for doubtful accounts when it determines it is more likely than not a specific account will not be collected. Bad debt expense for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001 was $434, $524, $110 and $178, respectively, and writeoffs of accounts receivable in the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001 were zero, $136, $22 and zero, respectively.

      Property and Equipment—The Predecessor records investments in property and equipment at cost. These assets are depreciated using the straight-line method over their estimated useful lives as follows:

Buildings and improvements	40 years
Land improvements	15 years
Furniture, fixtures and equipment, including waterpark equipment	3-7 years

      Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance are expensed as incurred. Construction in process includes costs such as site work, permitting and construction related to resorts under development. The Predecessor capitalizes interest on construction in process balances during the construction period. Interest capitalized totaled $1,568, $1,381, $574 and $359 for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

      Loan Fees—The Predecessor capitalizes loan fees and amortizes them over the term of the loan using a method that approximates the effective interest method. Loan fees, net of accumulated amortization, were $3,811, $2,938 and $1,724 as of September 30, 2004 and December 31, 2003 and 2002, respectively. Amortization of loan fees was $1,523, $1,137, $984 and $227 for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

      Assets Held for Sale—The Predecessor classifies as held for sale those properties that are being actively marketed for sale. A property classified as held for sale is carried at the lower of its book value or estimated fair value less costs to sell. Depreciation of the held for sale property’s assets is ceased at the time the property is classified as held for sale. The Predecessor segregates the property and equipment, and long-term debt relating to the held for sale properties on its combined balance sheets. The Predecessor segregates the operating activity and any gains or losses upon disposition relating to the held for sale properties in income (loss) from discontinued operations in its combined statements of operations.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

      Equity Escrow—For certain of the entities included in the accompanying combined financial statements, the Predecessor has raised equity from members through private placements. Equity amounts raised through these private placements are held in escrow and used in construction of resorts. The Predecessor is only permitted to use these funds for the construction of the applicable resorts. The funds are held in a bank account which exceeds the FDIC insurance limit.

      Goodwill— The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired is recorded as goodwill. The Predecessor’s goodwill resulted from the acquisition of a hotel in 2000. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, the Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142, which states that goodwill should not be amortized but instead tested for impairment and adjusted, if applicable. Accordingly, the Predecessor ceased amortization of goodwill as of January 1, 2002. Amortization expense for 2001 was $120. In connection with SFAS No. 142, the Predecessor is required to assess goodwill and intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Predecessor assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. The Predecessor performed its initial goodwill impairment assessment on January 1, 2002 in connection with the adoption of SFAS No. 142 and determined that the carrying amounts of its reporting units did not exceed their respective fair values. Accordingly, the initial implementation of this standard did not result in a charge and, as such, did not impact the Predecessor’s results of operations during 2002. Subsequent to the initial assessment, the Predecessor performed its review annually, or more frequently if circumstances indicated impairment may have occurred, and during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 determined that no such impairment had occurred.

      Impairment of Long-Lived Assets— When circumstances, such as adverse market conditions, indicate that the carrying value of a long— lived asset may be impaired, the Predecessor performs an analysis to review the recoverability of the asset’s carrying value. The Predecessor makes estimates of the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income. The Predecessor had no impairment losses in any of the periods presented.

      Minority Interests— The Predecessor records the non-owned equity interests of GLC’s consolidated subsidiaries as minority interests on the combined balance sheets. The Predecessor recognizes losses that exceed the minority interest party’s capital in a consolidated entity. Distributions that exceed the minority interest partner’s capital in a consolidated entity are recorded as distributions in excess of minority interest capital expense.

      Derivative Instruments— SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS Nos. 137 and 138 amended certain provisions of SFAS No. 133. The Predecessor adopted these accounting pronouncements effective January 1, 2001. The Predecessor does not generally enter into derivative instruments; certain of the Predecessor’s contracts, however, contain derivative instruments as defined in SFAS No. 133. The Predecessor’s implementation of SFAS No. 133 resulted in the

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

classification of certain derivative instruments as liabilities and a charge recorded as a cumulative effect of a change in accounting principle of $333 for the year ended December 31, 2001.

      Revenue Recognition— The Predecessor earns revenue from its hotel and resort operations, and from management, development and other related services. The Predecessor recognizes revenue from rooms, food and beverage, and other operating departments at the hotels and resorts as earned at the time of sale or rendering of service. Cash received in advance of the sale or rendering of services is recorded as advance deposits on the combined balance sheets. The Predecessor recognizes management and other fees as earned according to the contractual terms governing those fees. The Predecessor recognizes development fees as earned under the completed contract method for projects with a short duration, and the percentage of completion method (based on contract-to-date costs incurred compared to total expected costs) for longer-term projects.

      Gains on Sales of Real Estate— SFAS No. 66, “Accounting for Sales of Real Estate,” requires an entity to recognize gains on sales of real estate only when a sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay, and risks and rewards of ownership are transferred to the buyer. The Predecessor accounts for gains on sales of real estate in accordance with the provisions of SFAS No. 66. In the nine months ended September 30, 2004, the Predecessor recognized a gain on sale of real estate of $1,072 from the sale of land owned in Ontario, Canada and $581 from the sale of land in Beckley, West Virginia.

      Income Taxes— The Predecessor is comprised of a Subchapter S Corporation and limited liability companies. Under applicable federal and state income tax rules, the net income or loss of each of these entities is reportable in the income tax returns of the stockholders, partners and members of the entities. Accordingly, no income tax provision is included in the accompanying combined financial statements.

      Advertising— The Predecessor expenses advertising costs as incurred. Advertising expense for the nine months ended September 30, 2004 and the year ended December 31, 2003 was $2,020 and $2,218, respectively; advertising expense for 2002 and 2001 was insignificant.

      Use of Estimates— To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      New Accounting Pronouncements— In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 eliminates the amortization of goodwill and replaces it with a requirement to conduct an impairment analysis of the carrying value of the goodwill at least annually, and more often as circumstances warrant. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Predecessor adopted SFAS No. 142 on January 1, 2002.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of after January 1, 2002 and where the Predecessor has no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

issued for fiscal years beginning after December 15, 2001. The Predecessor adopted SFAS No. 144 on January 1, 2002. Certain of the Predecessor’s hotel properties are classified as held for sale in the accompanying combined balance sheets and, accordingly, the operating results of those properties are recorded in discontinued operations in the combined statements of operations.

      Effective January 1, 2002, the Predecessor adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-14 “Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred.” EITF Issue No. 01-14 establishes standards for accounting for reimbursements received for out-of-pocket expenses incurred and the characterization as revenue and expense in the statements of operations. In accordance with EITF Issue No. 01-14, the Predecessor has included in operating revenues and expenses the reimbursement of costs it incurs on behalf of the third-party owners of hotels managed by GLC. These costs relate primarily to payroll and benefit costs at managed hotels where GLC is the employer. The Predecessor receives reimbursements for these costs based upon its costs with no added margin. Therefore, the adoption of EITF Issue No. 01-14 did not impact its operating results, cash flows or financial position. The Predecessor adopted EITF Issue No. 01-14 by retroactively applying it to all periods presented in the accompanying combined financial statements. The effect of adopting EITF Issue No. 01-14 was an increase in operating revenues and expenses of $11,040, $14,904, $14,808 and $13,286 for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

      FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34” (FIN 45), was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. There was no financial statement impact from the adoption of FIN 45.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The original provisions of FIN 46 were effective February 1, 2003 for all arrangements entered into after January 31, 2003. For arrangements entered into before February 1, 2003, the provisions of FIN 46 applied in the first fiscal year or interim period beginning after June 15, 2003.

      In December 2003, the FASB issued a revision of FIN 46 (FIN 46R) to clarify some of its provisions. FIN 46R deferred the effective date for FIN 46 for arrangements entered into before February 1, 2003 and results in multiple effective dates based on the nature as well as the creation date of the variable interest entity. Variable interest entities created after January 31, 2003 but prior to December 24, 2003, may be accounted for either based on the original or the revised interpretations. Variable interest entities created after December 24, 2003 must be accounted for under the revised interpretations. FIN 46R is effective for periods ending after March 15, 2004. The Predecessor has applied FIN 46 to variable interest entities created after January 31, 2003

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

for the year ended December 31, 2003. The Predecessor has applied FIN 46R to variable interest entities effective January 1, 2004. Prior to the implementation of FIN 46 and FIN 46R, the Predecessor consolidated entities for which it controlled major management and operating decisions. There was no financial statement impact from the adoption of FIN 46 and FIN 46R.

      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires the classification of certain financial instruments that were previously classified as equity to be classified as liabilities. The implementation of SFAS No. 150 is effective for financial instruments issued or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Predecessor’s implementation of SFAS No. 150 resulted in the classification of certain mandatorily redeemable interests as liabilities, resulting in a cumulative effect of a change in accounting principle of $460 for the year ended December 31, 2003.

3. PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

		December 31,
	September 30,
	2004	2003	2002

Land and improvements	$16,540	$17,046	$6,917
Building and improvements	47,595	35,435	—
Furniture, fixtures and equipment	77,099	52,507	1,689
Construction in process	59,000	33,325	53,771

	200,234	138,313	62,377
Less accumulated depreciation	(16,152)	(7,057)	(1,300)

Property and equipment, net	$184,082	$131,256	$61,077

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

4. LONG-TERM DEBT

      The Predecessor’s borrowings, excluding borrowings related to assets held for sale, consist of the following:

		December 31,
	September 30,
	2004	2003	2002

Lines of credit at variable interest rates ranging from 4.00% to 6.00%	$4,134	$6,682	$6,872
Mortgage debt with interest rates ranging from 6.00% to 8.25% maturing at various dates through 2008	118,733	94,929	35,593
City of Sheboygan bonds	8,063	1,468	—
City of Sheboygan loan	3,985	—	—
City of Los Angeles loan	2,166	1,061	—
Hillview loan	1,468	1,468	—
Notes payable	328	233	299

	138,877	105,841	42,764
Less current portion of long-term debt	(6,921)	(12,745)	(8,808)

	$131,956	$93,096	$33,956

      The lines of credit are borrowings of GLC and are generally secured by business security agreements, which pledge as collateral GLC’s assets, assignments of stockholder interests of GLC’s principals and guarantees of GLC’s stockholders. The lines of credit are subject to annual renewals. The net book value of assets securing these lines was approximately $12,626 at September 30, 2004. As of September 30, 2004, GLC had $66 available on these lines of credit.

      The mortgage debt is secured by certain hotel, resort and multi-family housing properties as well as the guarantees of various individual investors, including certain stockholders of GLC. The total book value of assets securing mortgage debt was approximately $180,002 at September 30, 2004.

      The City of Sheboygan (the City) bonds amount represents the face amount of bond anticipation notes (BANs) issued by the City in November 2003 in conjunction with the Predecessor’s construction of the Blue Harbor Resort in Sheboygan, Wisconsin. In accordance with the provisions of EITF Issue No. 91-10, the Predecessor has recognized as a liability the obligations for these BANs. The notes bear interest at 3.95% and mature in 2008. The notes are not a general obligation of the City and are payable from (a) the proceeds of bond anticipation notes or other funds appropriated by the City for the payment of interest on the BANs and (b) the proceeds to be delivered from the issuance and sale of securities by the City. The Predecessor has an obligation to fund payment of these BANs. The Predecessor’s obligation to fund repayment of the notes will be satisfied by certain minimum guaranteed amounts of room tax payments to be made by the Blue Harbor Resort through 2028.

      The City of Sheboygan loan amount represents a loan made by the City in 2004 to the Predecessor in conjunction with the Predecessor’s construction of the Blue Harbor Resort in Sheboygan, Wisconsin. The loan is noninterest-bearing and matures in 2018. The Predecessor’s obligation to repay the loan will be satisfied by

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

certain minimum guaranteed amounts of real and personal property tax payments to be made by the Blue Harbor Resort through 2018.

      The City of Los Angeles loan is secured by a multi-family housing project under development in Hollywood, California. The loan represents proceeds received under the federal government’s loan guarantee provision of the Community Development Block Grant program. The proceeds were used to finance a portion of the construction costs of the project. Repayment of the total proceeds amount will be satisfied through a combination of payments by the Predecessor to the City of Los Angeles and payments by the City of Los Angeles to the United States Department of Housing and Urban Development. The loan bears interest at 5.0%. Repayments on the loan are in installments over a 27-year period, beginning in 2007.

      The Hillview loan is unsecured. The loan was made to the Predecessor to finance a portion of the construction costs of a multi-family housing project under development in Hollywood, California. The loan bears interest at 3.27% per annum, with interest computed beginning when the project achieves breakeven operating income performance. The loan will be repaid based on a 30-year amortization schedule, with any unpaid principal amount due on June 30, 2033.

      In connection with certain loan agreements, the Predecessor must maintain replacement reserve funds. Those agreements require monthly deposits of three or four percent of gross operating revenues to fund capital improvements and replacements. The replacement reserve funds are pledged as collateral for the respective mortgage debt. As of December 31, 2003, two replacement reserve funds were under-funded, which constituted a covenant violation of the related loan agreement. The Predecessor has obtained a permanent waiver of one of these covenant violations and a waiver through December 31, 2004 for the other covenant violation. It is probable that the covenant waiver that expires on December 31, 2004 will be met at the next compliance date.

      Future principal requirements on long-term debt are as follows:

2004 (October 1 to December 31, 2004)	$4,726
2005	2,811
2006	4,858
2007	72,635
2008	32,362
Thereafter	21,485

Total	$138,877

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

      As of September 30, 2004, December 31, 2003 and 2002, the fair values of the Predecessor’s mortgage loans and other secured loans approximate the carrying values as the terms are similar to those currently available to the Predecessor for debt with similar risks and remaining maturities.

      The carrying amounts for cash and cash equivalents, other current assets, equity escrows and accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

6. RELATED-PARTY TRANSACTIONS

      The Predecessor provides management, development, accounting, central reservations and other services to the real estate entities invested in by the Predecessor and to affiliates of the owners of the Predecessor. All management, development and other fees were earned from entities for which GLC or its stockholders are the managing members or investees. Amounts due from related parties were $1,510, $1,521 and $1,206 at September 30, 2004, December 31, 2003 and 2002, respectively.

      The Predecessor has regularly used an aircraft owned by an entity owned by several of its stockholders and other employees. The Predecessor paid $155, $149, $122 and $-0- in the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002, and 2001, respectively, for the lease of the aircraft for company business. The entity that owns the aircraft also has one employee for whom Predecessor provided payroll and benefit services, the costs of which were reimbursed by the entity.

      One of the Predecessor’s stockholders owns a 25% interest in the entity that leases space at the Great Wolf Lodge in Wisconsin Dells and operates the spa located within that resort. That entity made payments of $33 and $35 in the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to the resort and no payments in 2002 and 2001.

      The Predecessor received fees from an affiliate in connection with arranging the financing transactions for certain of the Predecessor’s resorts. Total fees received by the Predecessor from this entity were $604, $395, $432 and $162 in the nine months ended September 30, 2004 and the year ended December 31, 2003, 2002 and 2001, respectively

7. COMMITMENTS AND CONTINGENCIES

Legal Matters

      In the course of normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against the Predecessor. Based on currently available facts, management believes that the disposition of matters pending or asserted will not have a material adverse effect on the Predecessor’s combined financial position, results of operations or liquidity.

Letter of Credit

      In connection with the construction of the Blue Harbor Resorts, GLC has supplied a $1,000 letter of credit in favor of the City of Sheboygan. The letter of credit expires on December 31, 2004. There have been no draws on this letter of credit.

Guarantees

      Based on certain criteria, FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for that guarantee. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The following is a summary of significant guarantees recognized in the combined balance sheets:

•	In connection with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin, Blue Harbor Resort Sheboygan, LLC (BH Resort LLC) entered into agreements with the City of Sheboygan and The

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

Redevelopment Authority of the City of Sheboygan, Wisconsin (collectively, the City) whereby the City funded certain costs of construction. The City funded $4,000 toward the construction of the Blue Harbor Resort and related public improvements and $8,200 toward construction of a convention center connected to the resort.

In exchange for the $4,000 funding, BH Resort LLC guaranteed real and personal property tax payments over a fourteen-year period totaling $16,400. This obligation is also guaranteed jointly by Predecessor and by three of its principals. The guarantee was entered into on July 30, 2003.

In exchange for the $8,200 funding, BH Resort LLC entered into a lease for the convention center with the City. The initial term of the lease is 25 1/2 years with 15, 5-year renewal options. Under the lease, BH Resort LLC will satisfy repayment of the $8,200 funding by making guaranteed room tax payments totaling $25,944 over the initial term of the lease. This obligation is also guaranteed jointly by GLC and by three of its principals. This guarantee was also entered into on July 30, 2003.

As the debt related to the $4,000 and $8,200 fundings is included in the accompanying combined balance sheet, the Predecessor has not recorded any liability related to the guarantees on those fundings.

•	Sun Prairie Apartments, LLC (SPLLC) owns the Hamilton Place Apartments in Sun Prairie, WI. GLC has a small equity interest in SPLLC. On April 8, 2003 GLC entered into a guarantee with SPLLC’s lender for an interest reserve account related to SPLLC’s debt on April 8, 2003. Under this guarantee, GLC’s obligations are limited to $165. Based on the Predecessor’s assessment of the likelihood of GLC having to possibly perform on this guarantee, the fair value of this guarantee at the inception of the guarantee had a nominal value and no liability has been recorded in the combined financial statements at December 31, 2003. The guarantee was released in April 2004.

      Subsequent to December 31, 2003, lenders approved GLC’s request to revoke and release the guarantee related to Port Washington Hotel, LLC. This guarantee release is subject to the completion of the Offering.

Commitments

      The Predecessor leases land, office space, storage space and office equipment under various operating leases. Most of the leases include renewal options. Future minimum payments on these operating leases

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

(including payments to minority members of certain combined entities) as of September 30, 2004 are as follows:

	Payments
	to
	Minority	All
	Members	Other

2004 (October 1 to December 31, 2004)	$29	$85
2005	116	303
2006	116	312
2007	116	285
2008	116	287
Thereafter	5,205	196

Total	$5,698	$1,468

      Rent expense for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001 was not significant.

      The Predecessor also has commitments on contracts to build the Predecessor’s resorts under construction. Commitments on these contracts total $50,646 for periods subsequent to September 30, 2004.

      Under a program available in the State of Kansas, the Predecessor entered into a transaction with a local government for the sole purpose of enabling the Predecessor to save approximately $800 in sales and compensation use taxes that would have been otherwise payable on materials and equipment incorporated into the Predecessor’s resort in Kansas City, Kansas. To effect the transaction, the Predecessor transferred title to the site and the resort to the local government, which leased the resort back to the Predecessor with an option (and ultimately the obligation) to purchase for a nominal amount at the end of the lease term. The local government issued $42,260 of industrial revenue bonds (“IRBs”), which were purchased by the Predecessor. The purchase of the IRBs was funded by the deposit of proceeds of a third-party construction loan with the bond trustee for application to payment of costs of the resort. The IRBs bear interest at 6.00%. Both principal and interest are payable at maturity on December 1, 2012. The lease calls for lease payments to be made by the Predecessor equal to the principal and interest payments the Predecessor is to receive on the IRBs. As the principal and interest payments on the IRBs equal the lease payments due under the lease, no cash payments will occur to effect the IRB and lease transactions (these transactions are recorded in memo entry form only, and no entry was recorded on the Predecessor’s books at the time of the transfer of the resort to the local governmental agency or the issuance of the IRBs).

      Although the form of the Kansas City transactions described above involves the sale and subsequent lease-back of the resort by the Predecessor, the substance of the transaction is that the Predecessor has not sold the resort. As specified in the lease document, the Predecessor is treated as the resort’s owner and retains the risks and rewards normally associated with ownership in that the local government is obligated to sell the resort back to the Predecessor for a nominal amount at the end of the lease term. The Predecessor is obligated to buy back the resort at the end of the lease term, to maintain insurance on the resort, and to rebuild the resort or provide payment to the local government in the event of destruction of the resort. As a result, the substance of the transaction is that the Predecessor has constructed a resort for which it holds all risks and rewards of ownership and for which the Predecessor is obligated to pay the third-party construction debt. As a result, the Predecessor

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

has included in its combined financial statements the asset value of the constructed resort and the third-party construction debt associated with the resort.

      A right of offset exists with regard to the lease obligation and the IRBs inasmuch as the Predecessor controls all remedies with respect to the lease and the IRBs. This right of offset is enforceable by law (for example, if the Predecessor fails to make payments under the lease, the local government is not obligated to pay interest on the IRBs). Accordingly, the Predecessor has excluded the asset associated with the ownership of the IRBs and the liability related to the lease discussed above from its combined financial statements and excluded the lease obligations from the commitments shown in the table above.

      The Predecessor has given notice of the exercise of its option to purchase the Kansas City, Kansas resort and proposes to tender the IRBs plus the nominal option price to effect the purchase. The local government has accepted this proposal, has authorized the transfer of title back to Predecessor, and has executed and delivered a deed and bill of sale in escrow pending consummation of the purchase by surrender of the IRBs for cancellation. At that time, the lease will terminate.

8. RETIREMENT PLAN

      Predecessor maintains a 401(k) profit sharing plan for its employees. Eligibility for participation in the plan is based on an employee meeting certain minimum age and service requirements. Participants may make voluntary, pre-tax contributions through salary deferrals to the plan. Employer matching contributions are discretionary and are based on a percentage of employee contributions. Predecessor’s contributions to the plan were $143, $166, $131 and $105 for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

9. EQUITY

General

      The Predecessor is comprised of a Subchapter S Corporation and limited liability companies. As a result, equity includes par value and retained earnings (for the Subchapter S Corporation) and members’ equity (for the limited liability companies). The entities included in the Predecessor’s combined historical financial statements conduct business under various operating agreements. These agreements govern the various classes of members, distribution preferences, payment of dividends, liquidation preferences and voting rights.

Members’ Equity of Combined Entities

      The accompanying combined financial statements include certain entities that are under common management by GLC, as described in Note 1. Members’ equity of combined entities on the combined balance sheets represents the portion of owners’ equity of those combined entities not owned by GLC.

Treasury Stock

      The Predecessor accounts for repurchases of treasury shares under the cost method. Treasury stock consisted of 29 Series A shares and 551 Series B shares at September 30, 2004, December 31, 2003 and December 31, 2002.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

Mandatorily Redeemable Ownership Interests

      In accordance with the provisions of SFAS No. 150, the Predecessor has identified the following items as meeting the criteria of a mandatorily redeemable financial instrument:

•	Class A and Class B shares of GLC. GLC is obligated to redeem in cash the A Shares and B Shares of a shareholder who dies or incurs certain triggering events (as defined in the Term Sheet of Buy and Sell Provisions for Shares in The Great Lakes Companies, Inc.). The redemption price is calculated by a formula using GLC’s net operating income and a multiple based on the type of triggering event, as described in the Term Sheet. Both the A Shares and the B shares contain restrictions on transfers and sales by the stockholders.

•	Class B Units of Great Wolf Lodge of Kansas City, LLC. In accordance with provisions in the Kansas City LLC Agreement, the LLC is required to redeem in cash the Class B Units no later than the fifth anniversary date of the operating commencement date of the Kansas City resort. The redemption price is based on the greater of fair value or an internal rate of return.

      The rights of GLC’s shareholders and Great Wolf Lodge of Kansas City’s Class B unitholders to require the Predecessor to redeem these equity instruments represent embedded derivative instruments. The Predecessor has recorded these derivative instruments at their estimated fair values at each of the reporting dates in the accompanying combined balance sheets. The fair values of the derivative instruments are included in mandatorily redeemable ownership interests. For each period presented, the Predecessor has marked the underlying derivative to its estimated fair value. The change in the estimated fair value between periods is included in interest on mandatorily redeemable ownership interests in the accompanying combined statements of operations.

      The Predecessor adopted the provisions of SFAS No. 150 effective July 1, 2003. Prior to the adoption of SFAS No. 150, the Predecessor accounted for the Kansas City Class B units under the provisions of EITF Issue No. D-98. In accordance with that pronouncement, the Predecessor accounted for the Kansas City Class B units as a mandatorily redeemable security and classified the redemption amount outside of equity in the combined balance sheet. The security was initially recorded at its fair value at date of issue, using accepted valuation techniques, and the security was adjusted to its estimated redemption amount at each balance sheet date and recorded as mandatorily redeemable ownership interests. On November 7, 2003, the FASB issued FASB Staff Position No. 150-3, or FSP 150-3, indefinitely deferring the measurement provisions of SFAS 150 with respect to certain minority interests in consolidated ventures entered into prior to November 5, 2003. As a result, the Predecessor thereafter continued to account for the Kansas City security under the provisions of EITF Issue No. D-98.

      Equity interests which are subject to mandatory redemption have been reclassified from equity as follows:

Common stock	$2
Retained earnings attributable to those shares	458
Members’ equity	7,400
Excess of redemption amount over common stock, retained earnings and members’ equity attributable to those shares/interests	3,742

      As of September 30, 2004, December 31, 2003 and December 31, 2002, the Predecessor has classified $11,602, $11,194 and $11,698, respectively, related to these mandatorily redeemable items as liabilities in the

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

combined balance sheet. Of the $11,602 total liabilities amount at September 30, 2004, $333 is attributable to the GLC mandatorily redeemable interests and $11,269 is attributable to the Kansas City mandatorily redeemable interests.

10. PROPERTIES HELD FOR SALE

      As of December 31, 2001, an office building held by one of the Predecessor’s subsidiaries was classified as held for sale. The building was sold in 2002. The gain realized upon sale was not recognized because GLC had continuing involvement in the real estate after the sale. In May 2004, GLC was released from the guarantee of the buyer’s mortgage and the sale was recognized, resulting in a gain of $548. The operating activity of this office building is included in discontinued operations in the combined statements of operations.

      As of December 31, 2002, the Predecessor had five hotels classified as held for sale. Three of these hotels were sold in 2003, resulting in a gain of $10,967, and the remaining two hotels were sold in 2004, resulting in a gain of $4,779. Operating results (and the gain or loss on disposition, if applicable) for the hotels classified as held for sale are included in income (loss) from discontinued operations in the combined statements of operations for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

      Operating activity of the held for sale properties consisted of the following:

	Nine Months
	Ended
	September 30,
	2004	Year Ended December 31,

		2003	2002	2001

Revenues	$3,031	$9,325	$14,990	$16,325
Expenses	(3,867)	(8,666)	(15,448)	(15,862)
Gain on sale	5,327	10,967	—	—
Minority interests	(2,627)	(9,822)	115	(719)

Income (loss) from discontinued operations	$1,864	$1,804	$(343)	$(256)

      Interest on mortgage debt related to properties sold has been included in the operating results above.

GREAT LAKES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(dollars in thousands)

11. RESTATEMENT

      Subsequent to the issuance of its combined financial statements for the year ended December 31, 2003, the Predecessor determined that it had inadvertently failed to include Historic Hollywood Hillview LLC, a majority-owned subsidiary of GLC, in its combined financial statements. Accordingly, the Predecessor has restated its financial statements as of and for the year ended December 31, 2003 to properly reflect the consolidation of this entity. A summary of the significant effects of the restatement is as follows:

	Previously
	Reported	As Restated

December 31, 2003:
Property and equipment, net	$123,864	$131,256
Total assets	165,988	173,494
Long-term debt	85,927	93,096
Total liabilities	135,010	142,726
Total equity	29,393	29,183
Year Ended December 31, 2003:
Loss from continuing operations	$(6,597)	$(6,807)
Net loss	(4,333)	(4,543)

      Historic Hollywood Hillview LLC is related to Predecessor’s non-resort business and will be spun-off as part of the Formation Transactions. Great Wolf Resorts, Inc. will not acquire Historic Hollywood Hillview LLC as part of the Formation Transactions.

12. SUBSEQUENT EVENT

      On December 20, 2004, Great Wolf Resorts, Inc. completed its Offering and the Formation Transactions discussed in Note 1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and Boards of Directors

Great Bear Lodge of Wisconsin Dells, LLC and
  Great Bear Lodge of Sandusky, LLC
Madison, Wisconsin

      We have audited the accompanying combined balance sheet of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of December 31, 2003 and 2002, and the related combined statements of operations, members’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These combined financial statements are the responsibility of the management of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of December 31, 2003 and 2002, and the results of their combined operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

RUBIN, BROWN, GORNSTEIN & CO. LLP

St. Louis, Missouri

January 30, 2004
(Except for Note 4,
  dated May 10, 2004)

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED BALANCE SHEETS
(in thousands)

ASSETS

		December 31,
	September 30,
	2004	2003	2002

	(Unaudited)
Current Assets
Cash and cash equivalents	$1,104	$1,181	$1,460
Certificates of deposit	2,057	2,992	3,169
Due from Class B Member	385	385	385
Accounts receivable (Note 5)	317	211	232
Inventories	710	648	558
Prepaid expenses	422	215	186

Total Current Assets	4,995	5,632	5,990
Property And Equipment (Notes 3 and 4)	54,011	57,136	61,287

Replacement reserve fund (Note 4)	1,764	2,387	1,053
Real estate tax escrow	91	186	261
Goodwill, net	24,457	24,457	24,456
Loan fees, net	682	567	591

	$86,000	$90,365	$93,638

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Current maturities of long-term debt (Note 4)	$1,729	$2,394	$1,711
Accounts payable	2,393	2,728	2,278
Gift certificates payable	486	701	739
Accrued interest expense	262	279	277
Accrued payroll	280	619	407
Accrued real estate taxes	669	1,104	1,004
Accounts payable—related party (Note 5)	—	265	379
Advance deposits	1,613	1,796	1,650
Note payable—related party (Note 5)	—	50	—
Due to Class A Member	385	385	385

Total Current Liabilities	7,817	10,321	8,830
Long-Term Debt (Note 4)	74,306	75,434	76,339

Total Liabilities	82,123	85,755	85,169
Commitments And Contingencies (Notes 6, 9 and 10)
Members’ Equity	3,877	4,610	8,469

	$86,000	$90,365	$93,638

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED STATEMENTS OF OPERATIONS
(in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Revenues
Rooms	$23,702	$23,682	$29,172	$28,995	$25,650
Food and beverage	5,274	5,169	6,602	6,342	5,102
Other	3,965	3,997	4,944	5,090	3,886

Total Revenues	32,941	32,848	40,718	40,427	34,638

Departmental Expenses
Rooms	3,342	3,336	4,311	4,453	4,011
Food and beverage	3,902	3,768	4,925	4,861	4,034
Other	3,433	3,175	4,084	4,182	3,466

Total Departmental Expenses	10,677	10,279	13,320	13,496	11,511

Other Operating Expenses
Administrative and general	4,423	4,212	5,538	4,642	4,654
Property taxes, insurance and other	3,939	3,636	4,969	4,257	3,862
Management fees (Note 5)	534	685	1,030	1,418	1,039
Geographic development fee (Note 6)	591	593	989	432	300
Start up costs	—	—	—	—	1,149
Depreciation and amortization	5,552	5,752	8,090	8,414	8,764
Other	634	—	—	50	487

Total Other Operating Expenses	15,673	14,878	20,616	19,213	20,255

Income From Operations	6,591	7,691	6,782	7,718	2,872

Other Income (Expense)
Interest income	105	112	152	159	230
Interest expense	(3,529)	(3,614)	(4,818)	(5,055)	(5,316)

Total Other Income (Expense)	(3,424)	(3,502)	(4,666)	(4,896)	(5,086)

Net Income (Loss)	$3,167	$4,189	$2,116	$2,822	$(2,214)

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED STATEMENTS OF MEMBERS’ EQUITY
Nine Months Ended September 30, 2004 (Unaudited) and
Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	Great Bear Lodge Of Wisconsin Dells, LLC			Great Bear Lodge Of Sandusky, LLC				Combined

		SunAmerica		GLGB	GLGB	SunAmerica
	GLGB	Housing	Total	Manager	Investor I,	Housing	Total	Total
	Manager II,	Fund 815,	Members’	I, LLC	LLC	Fund 726,	Members’	Members’
	LLC (30%)	LP (70%)	Equity	(20%)	(30%)	LP (50%)	Equity	Equity

Balance (Deficit)—January 1, 2001	$(1,524)	$12,622	$11,098	$4	$2	$7	$13	$11,111
Net Income (Loss)	(90)	(210)	(300)	—	(574)	(1,340)	(1,914)	(2,214)
Contributions	—	14	14	—	4,000	8,017	12,017	12,031
Distributions	(1,171)	(2,731)	(3,902)	—	(411)	(2,170)	(2,581)	(6,483)

Balance (Deficit)—January 1, 2002	(2,785)	9,695	6,910	4	3,017	4,514	7,535	14,445
Net Income (Loss)	(27)	(63)	(90)	583	873	1,456	2,912	2,822
Contributions	—	—	—	—	—	2	2	2
Distributions	(440)	(2,310)	(2,750)	(1,989)	(1,356)	(2,705)	(6,050)	(8,800)

Balance (Deficit)—December 31, 2002	(3,252)	7,322	4,070	(1,402)	2,534	3,267	4,399	8,469
Net Income (Loss)	(383)	(892)	(1,275)	678	1,017	1,696	3,391	2,116
Distributions	—	—	—	(2,092)	(1,297)	(2,586)	(5,975)	(5,975)

Balance (Deficit)—December 31, 2003	(3,635)	6,430	2,795	(2,816)	2,254	2,377	1,815	4,610
Net Income (Loss) (unaudited)	(64)	(148)	(212)	676	1,014	1,689	3,379	3,167
Distributions (unaudited)	—	—	—	(780)	(1,170)	(1,950)	(3,900)	(3,900)

Balance (Deficit) — September 30, 2004	$(3,699)	$6,282	$2,583	$(2,920)	$2,098	$2,116	$1,294	$3,877

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net income (loss)	$3,167	$4,189	$2,116	$2,822	$(2,214)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,552	5,752	8,090	8,414	8,764
Bad debt expense	—	—	3	2	—
Gain on asset disposal	—	—	(1)	—	—
Change in operating assets and liabilities:
Accounts receivable	(106)	86	17	61	(91)
Inventories	(62)	(111)	(90)	(100)	(252)
Prepaid expenses	(213)	(211)	(28)	(63)	5
Accounts payable	(1,126)	139	765	342	2,027
Gift certificates payable	(215)	(484)	(38)	17	(47)
Accounts payable— related party	(265)	(380)	(114)	288	90
Advance deposits	(183)	296	146	(423)	1,003

Net Cash Provided By Operating Activities	6,549	9,276	10,866	11,360	9,285

Cash Flows From Investing Activities
Capital expenditures	(2,311)	(1,806)	(3,695)	(4,167)	(38,387)
Net withdrawals from real estate tax escrow	95	148	75	4	(266)
Proceeds from sale of assets	—	—	26	—	—
Net deposits (to) from certificates of deposit	935	206	174	(1,804)	436
Net deposits (to) from replacement reserve fund	623	(1,428)	(1,333)	644	(972)

Net Cash Provided By (Used In) Investing Activities	(658)	(2,880)	(4,753)	(5,323)	(39,189)

Cash Flows From Financing Activities Proceeds from line of credit	—	—	—	314	27,685
Principal payments on long-term debt	(1,793)	(900)	(1,192)	(49,170)	(714)
Proceeds (repayments) from note payable— related party	(50)	—	50	—	—
Proceeds from issuance of debt	—	—	969	50,547	—
Payments for loan fees	(225)	(87)	(244)	(47)	(1,388)
Distributions to members	(3,900)	(5,506)	(5,975)	(8,800)	(6,483)
Capital contributions from members	—	—	—	1	12,031

Net Cash Provided By (Used In) Financing Activities	(5,968)	(6,493)	(6,392)	(7,155)	31,131

Net Increase (Decrease) In Cash And Cash Equivalents	(77)	(97)	(279)	(1,118)	1,227
Cash and Cash Equivalents— Beginning of Period	1,181	1,460	1,460	2,578	1,351

Cash and Cash Equivalents— End of Period	$1,104	$1,363	$1,181	$1,460	$2,578

Supplemental Disclosure of Cash Flow Information— Interest paid	$3,546	$3,619	$4,815	$4,782	$5,646

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC

AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 And For The Nine
Months Ended September 30, 2004 and 2003 Are Unaudited)
(dollars in thousands)

1. Summary of Significant Accounting Policies

Principles of Combination

      The combined financial statements include the accounts of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC (the Companies). The Companies have common ownership by entities related to AIG SunAmerica Housing Funds and The Great Lakes Companies, Inc. All material intercompany account balances and transactions have been eliminated in combination. The Companies’ operations are described in Note 2.

Unaudited Interim Financial Information

      The accompanying unaudited interim combined balance sheet as of September 30, 2004, the combined statements of operations and cash flows for the nine months ended September 30, 2004 and 2003 and the combined statement of members’ equity for the nine months ended September 30, 2004 are unaudited. These unaudited interim combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Companies’ management, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments necessary for the fair presentation of the Companies’ statement of financial position as of September 30, 2004, and their results of operations and their cash flows for the nine months ended September 30, 2004 and 2003. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Estimates and Assumptions

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Companies define cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Companies maintain cash accounts which, at various times, exceed the FDIC insured limits of $100 per bank.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

Certificates of Deposit

      Certificates of deposit are valued at cost plus accrued interest which approximates fair value.

Accounts Receivable

      Accounts receivable are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off, as of year end, all balances that have not been collected by the time the financial statements are issued.

Advertising

      The Companies expense non-specific and daily advertising costs to operations when incurred. Advertising expense was $2,076, $1,531 and $1,610 for the years ended December 31, 2003, 2002 and 2001, respectively, and is included in general and administrative expenses in the accompanying combined statement of operations. Expenditures incurred related to advertising in travel guides over a specific period of time are capitalized, and amortized over the life of the travel guide. Expenditures related to travel guide advertising were capitalized in the amount of $57 at December 31, 2003, and are included in prepaid expenses.

Inventories

      Inventories consist primarily of food, beverage, arcade and gift shop merchandise and are valued at lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Buildings and improvements	40 years
Land improvements	15 years
Fixtures and equipment	3—7 years

      Interest on borrowings directly related to construction in process balances are capitalized during the construction period. Interest capitalized totaled $0, $0 and $476 for 2003, 2002 and 2001, respectively.

Goodwill

      Great Bear Lodge of Wisconsin Dells, LLC has allocated $28,586 of the original purchase price of the resort to goodwill.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

      Goodwill was being amortized using the straight-line method over 15 years through December 31, 2001. Accumulated amortization at December 31, 2003 and 2002 was $4,129. Amortization of goodwill charged against income amounted to $1,906 for the year ended December 31, 2001.

      Effective for years beginning January 1, 2002, Financial Accounting Standards Board (FASB) Statement No. 142 states that goodwill shall not be amortized. Instead, goodwill is tested for impairment, and adjusted if applicable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If fair value exceeds the carrying cost, there is no impairment. FASB 142 does not change the tax method reporting for goodwill amortization.

      Combined net loss for the year ended December 31, 2001 adjusted to exclude amortization expense is as follows:

Combined net loss	$(2,214)
Goodwill amortization	1,906

Adjusted net loss	$(308)

      At December 31, 2003, fair value exceeds the carrying cost and therefore no impairment has been recognized.

Loan Fees

      At December 31, 2003, loan fees of $1,680 have been capitalized and are being amortized on a straight-line basis over the terms of the loans. Accumulated amortization was $1,113 and $844 at December 31, 2003 and 2002, respectively. Amortization of loan fees charged against income amounted to $268, $1,280 and $518 for the years ended December 31, 2003, 2002 and 2001, respectively.

Intangible and Long-Lived Assets

      The Companies review the recoverability of intangible (other than goodwill) and long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Companies’ policies are to record a write-down, which is determined based on the difference between the carrying value of the asset and the estimated fair value. At December 31, 2003, 2002 and 2001, no provision for impairment was considered necessary.

Revenue Recognition

      The Companies recognize revenue from their resorts as earned on the close of business each day.

Advance Deposits

      Advance deposits are deposits made by the customers when reservations are made. The Companies’ policies are to charge a cancellation fee if reservations are canceled prior to 72 hours before the reserved date,

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

with the remainder of the advance deposit refunded. Cancellations within 72 hours of the reserved date result in no refund of the advance deposit. The Companies invest cash received from advance deposits in interest bearing certificates of deposit. There are no specific requirements on investment of advance deposits.

Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 2003 and 2002, the Companies estimate that the fair value of its long-term debt is not materially different from its financial statement carrying value because either the stated interest rates fluctuate with current market rates or the interest rates approximate the current rates at which the Companies could borrow funds.

Income Taxes

      The Companies are organized as separate limited liability companies. They are not taxpaying entities for federal or state income tax purposes and thus no provision for income taxes has been recorded in these combined financial statements. The Companies’ income, losses and credits are included in the income tax returns of their members.

Operating Agreements

      Certain defined terms contained in the Operating Agreements are denoted with initial capital letters throughout the combined financial statements.

2. Operations

      Great Bear Lodge of Wisconsin Dells, LLC (the Dells) was formed between SunAmerica Housing Fund 815, LP, a Nevada Limited Partnership (Class A Member) and GLGB Manager II, LLC, a Delaware Limited Liability Company (Class B Member), on October 7, 1999 in the state of Delaware. The Company was established to purchase and operate a resort hotel, the Great Wolf Lodge in Wisconsin Dells, Wisconsin. The resort offers an indoor and outdoor waterpark, redemption arcade, themed restaurant, gift shop and fitness facility.

      Great Bear Lodge of Sandusky, LLC (Sandusky) was formed between SunAmerica Housing Fund 726 LP, a Nevada Limited Partnership (Class A Member), GLGB Investor I, LLC, a Delaware Limited Liability Company (Class B Member) and GLGB Manager I, LLC, a Delaware Limited Liability Company (Class C Member) on May  20, 1999 in the state of Delaware. The company was established to construct and operate a resort hotel, the Great Bear Lodge in Sandusky, Ohio. The resort, which opened March 2001, offers an indoor and outdoor waterpark, redemption arcade, themed restaurants, gift shops and a fitness facility.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

3. Property And Equipment

      Property and equipment consist of:

	December 31,

	2003	2002

Land and improvements	$9,048	$8,952
Buildings and improvements	32,065	31,411
Fixtures and equipment	41,178	36,267
Construction in progress	3	1,994

	82,294	78,624
Less: Accumulated depreciation	25,158	17,337

	$57,136	$61,287

      Depreciation charged against income amounted to $7,821, $7,134 and $6,340 for the years ended December 31, 2003, 2002 and 2001, respectively.

4. Long-Term Debt

      Long-term debt consists of:

	December 31,

	2003	2002

Dells
Note payable to a bank, payable in monthly installments of $376 including interest at the two-year Treasury note index rate plus 1.675% based on a twenty-five year amortization. The interest rate was adjusted on November 10, 2002 and will be adjusted once every 24 months thereafter. During the term of the loan, the rate can not be less that 7% per year and can not be greater that 8.375% per year. The effective rate was 7% at December 31, 2003. The note is collateralized by the property, security interest of the membership interest, and a security interest in the replacement reserve account. The balance on the balloon note is due October 10, 2006	$50,931	$49,961

Note payable to Alliant Energy, payable in monthly installments of $2 including interest at 3%. The note is collateralized by equipment and is due in December 2007	64	89

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

	December 31,

	2003	2002

Sandusky
Notes payable to US Bank and Bank One (amount available of $14,000,000 each), payable in monthly installments of interest only for the first twenty-four months and in equal monthly payments of principal and interest based on a twenty-year amortization with principal and unpaid interest due on March 1, 2004. The Company has a one-year option to extend the maturity date. Interest is charged at the LIBOR rate plus 3% during the first twenty-four months and adjusted to a fixed rate of 4.65% for the subsequent twelve months. The note is secured by the property, unconditional guarantees of individual investors, guarantee of corporate guarantor (up to $6,000,000) and the Company’s replacement reserve, real estate tax escrow and operating cash accounts	26,833	28,000

	77,828	78,050
Less: Current maturities	2,394	1,711

	$75,434	$76,339

      Future principal payments on long-term debt are as follows:

Year	Amount

2004	$2,394
2005	2,467
2006	50,325
2007	22,642

$77,828

      Interest expense charged against operations amounted to $4,818, $5,055 and $5,316 for the years ended December 31, 2003, 2002 and 2001, respectively.

      In connection with the loan agreements, the Companies must maintain replacement reserve funds. The agreements require monthly deposits of 4% of gross operating revenues for the Dells and monthly amounts not below $42 for Sandusky to fund capital improvements and replacements. The replacement reserve funds are pledged as collateral for the notes payable. The Dells’ December 2003 replacement reserve deposit was not funded timely in accordance with the loan agreement. The bank waived this violation in a letter dated May 10, 2004.

      In addition, Sandusky’s Operating Agreement provides for a monthly deposit of 4% of gross operating revenues to fund capital improvements and replacements. This amount was under funded by approximately $364 at December 31, 2003, but was approved by the Class A Member as required by the Operating Agreement.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

      During 2003, Sandusky entered into an agreement with the bank to extend the note payable for an additional 36 months. The interest rate will be reduced to the LIBOR rate plus 2.75%. All other terms and conditions of the current note will remain unchanged.

5. Related Party Transactions

Dells

      The Dells resort and facility is managed by The Great Lakes Companies, Inc., a company affiliated through common ownership with GLGB Manager II, LLC, the Class B Member. The management agreement requires a fee of 3% of the Company’s adjusted gross revenue for each fiscal year. Management fees of $155, $589 and $604 were expensed for the years ended December 31, 2003, 2002 and 2001, respectively. Management fees of $221 were unpaid as of December 31, 2002 and are included in accounts payable—related party (see Note 8 regarding management fees during 2003).

      The management agreement also provides for a central office services fee in an amount allocated among sharing hotels. Central office service fees amounted to $37 for the years ended December 31, 2003, 2002 and 2001. Central office fees of $3 and $6 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable—related party.

      During 2003 and a portion of 2002, an affiliate of The Great Lakes Companies, Inc. received a central reservation fee of 1-1/2% of gross room revenues. Reservation fees of $203 and $10 were expensed for the years ended December 31, 2003 and 2002, respectively. No reservation fees were incurred during 2001.

      The Operating Agreement (the Agreement) provides an annual property asset management fee of $10 per year to SunAmerica Affordable Housing Partners, Inc., an affiliate of the Class A Member. Asset management fees of $2 and $10 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable—related party.

      Amounts due from The Great Lakes Companies, Inc., and affiliated entities amounted to $21 and $45 and are included in accounts receivable at December 31, 2003 and 2002, respectively.

Sandusky

      The Sandusky resort and facility is managed by The Great Lakes Companies, Inc., a company affiliated through common ownership with GLGB Manager I, LLC, the Class C Member. The management agreement requires a fee of 3% of the Company’s adjusted gross revenue for each fiscal year. Management fees of $656, $621 and $435 and were expensed for the years ended December 31, 2003, 2002 and 2001, respectively. Management fees of $153 and $83 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable—related party. In addition, beginning in 2002, the management agreement requires a subordinated management fee of 1% of the Company’s adjusted gross revenue for each full fiscal year. Subordinated management fees of $219 and $207 were expensed for the years ended December 31, 2003 and 2002, respectively. No subordinated management fees were incurred during 2001. The management agreement also provides for a central office services fee in an amount allocated among sharing hotels. Central office service fees amounted to $33 for the years ended December 31, 2003 and 2002, and $27 for the year ended

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

December 31, 2001. Central office fees of $3 were unpaid as of December 31, 2003 and 2002 and are included in accounts payable—related party.

      Beginning in 2002, an affiliate of The Great Lakes Companies, Inc. received a central reservation fee of 2% of gross room revenues. Reservation fees of $233 and $22 were expensed for the years ended December 31, 2003 and 2002, respectively. Central reservation fees of $51 and $14 were unpaid as of December 31, 2003 and 2002, respectively. No reservation fees were incurred during 2001.

      The Operating Agreement (the Agreement) provides an annual property asset management fee of $10 per year to SunAmerica Affordable Housing Partners, Inc., an affiliate of the Class A Member. Asset management fees of $10 were unpaid as of December 31, 2002, and are included in accounts payable—related party.

      As noted above, accounts payable—related party includes management fees, central office service fees, asset management fees and miscellaneous expenses totaling $257 and $98 as of December 31, 2003 and 2002, respectively.

      During 2001, Sandusky incurred a development/construction management fee of $1,317 payable to The Great Lakes Companies, Inc. for services rendered to the Company for overseeing the construction and development of the hotel.

      During the year ended December 31, 2003, The Great Lakes Companies, Inc. funded amounts to Sandusky for operating expenses. As stated in the management agreement, The Great Lakes Companies, Inc. was not required to make such a payment and the amounts are due on demand. The unpaid balance as of December 31, 2003 was $50. The balance was repaid in January 2004, including interest of $4.

6. Geographic Development Fee

      Sandusky entered into a Geographic Development Agreement which provides for Tall Pines Development Corporation (Tall Pines) to be paid the following development fees for ten years ending March 2011: (1) Base Development Fee which represents a fee of 2% of the Company’s adjusted gross revenue for each fiscal year (2) Tier One Incentive Development Fee and/or (3) Tier Two Incentive Development Fee.

      Tier One Incentive Development Fee is an amount equal to 1% of revenues if the following conditions are met: (1) Revenue per available room is greater than $100 and (2) Gross Operating Profit is greater than 45% and (3) Sandusky earns a minimum cash-on-cash return on equity of 10%. If only the third criteria is met for the fiscal year, Tall Pines shall be entitled to payment of 1/2 of the Tier One Incentive Development Fee.

      Tier Two Incentive Development Fee is an amount equal to 1% of Revenue over and above the Base Development Fee and Tier One Incentive Development Fee. The following are the conditions: (1) Revenue per available room is greater than $125 and (2) Gross Operating Profit is greater than 45% and (3) the Company earns a minimum cash-on-cash return on equity of 10%.

      The Base Development Fee, which is required to be paid on a monthly basis, of $365, $346, and $240 was expensed for the years ended December 31, 2003, 2002 and 2001, respectively. The base development fee of $47 and $24 was unpaid as of December 31, 2003 and 2002, respectively, and is included in accrued expenses.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

      For the years ended December 31, 2003 and 2002, only the third criteria of the Tier One Incentive Development Fee was met, which entitles Tall Pines to .5% of adjusted revenues. In addition, for the years ended December 31, 2003, 2002 and 2001, the criteria for the Tier Two Incentive Development Fee were not met. However, in 2003, an agreement was made with Tall Pines Development to waive the criteria described above as the nature of the agreement was not being upheld. Therefore, the fee associated with Tier One and Two were paid for 2003, amounting to $365. Additional expenses of $260 were paid in 2003 which related to additional 2002 expenses.

7. Profit Sharing Plan

      The Companies maintain a 401(k) profit sharing plan covering all eligible employees. Employees become eligible after completing one year of service with at least 1,000 hours. Company contributions are discretionary. Currently, the Companies match 50% of the first 4% of each eligible employee’s contributions. The plan is sponsored by The Great Lakes Companies, covering multiple entities. The Companies combined contributions to the plan amounted to $71, $34 and $30 in 2003, 2002 and 2001, respectively.

8. Allocation of Profits, Losses and Cash Distributions

Dells

      As defined in Dells’ Operating Agreement, net profits and losses are generally allocated 70% to SunAmerica Housing Fund 815, LP and 30% to GLGB Manager II, LLC, except that the Agreement specifies allocation limitations and special allocations in certain situations, including, “Capital Transactions.” The Agreement defines Capital Transactions as sale, refinance, exchange, transfer, assignment, or other disposition of all or any portion of the Dells resort.

      The agreement also provides for priority distributions from Net Cash Flow, as defined in the Agreement, to be distributed in the following priority:

1.	First priority is a “Class A Senior Priority Return,” of 14% on its original capital contribution of $16,500 which calls for a cumulative return of $577 per calendar quarter to the Class A Member, payable 45 days after the end of the calendar quarter. Distributions under the Class A Senior Priority Requirements of $2,310 were made to the Class A Member during the year ended December 31, 2002. At December 31, 2003 and 2002, $385 is due to the Class A Member (see note below regarding 2003 distributions and management fees).

2.	Second priority is payment of 12% interest per annum, or any optional capital contributions (OCC) to the Class A Member to fund operating deficits or other reasonable and necessary obligations of the Company.

3.	Third priority is repayment of “Class A Net OCC.”

4.	Fourth priority is payment of “Class B OCC Priority Return” at 12% interest per annum.

5.	Fifth priority is payment of “Class B Net OCC.”

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

6.	Sixth priority is distribution to the Class B Member equal to the “Catch-Up Amount,” which is defined as “Catch-Up Percentage,” Class B Percentage divided by Class A Percentage, multiplied by Class A Senior Priority Return for the calendar quarter preceding the “Payment Date,” as defined in the Agreement. Distributions under the sixth priority distribution requirements of $440 and $990 were made to the Class B Member for the year ended December 31, 2002 and 2001, respectively.

7.	Seventh priority is distributions to the Class A Member until the Class A Net Mandatory Capital Contribution has been reduced to zero, in the ratio of Class A Percentage to the Class A Member, either as repayment of the “Equity Bridge Loans,” as defined, or in reduction of its Class A Net Mandatory Capital Contribution, or both, and the Class B Percentage to the Class B Member as distribution.

8.	Thereafter, as a distribution in the ratio of the Class A percentage to the Class A Member and the Class B percentage to the Class B Member. No distributions were required under this category during 2003 or 2002. Distributions made to members amounted to $603 during 2001.

      The Agreement provides for revisions to the above mentioned priorities upon the contribution of any additional capital by either the Class A or Class B Members.

      During 2003, the Class A and Class B Members agreed in principle to limit “Class A Senior Priority Return” payments and the Class B Member’s management fees to support the Company’s current cash flow needs. The “Class A Senior Priority Return” will continue to be paid in the future as cash flow improves. The Class B Member’s management fees (3% of revenues) from April 2003 to December 2003 will not be funded and have been “waived” by the Class B Member. Management fees from April 2003 through December 2003 have not been accrued as of December 31, 2003.

Sandusky

      As defined in Sandusky’s Operating Agreement, net profits and losses are generally allocated 50% to SunAmerica Housing Fund 726, LP, 30% to GLGB Investor I, LLC, and 20% to GLGB Manager I, LLC, except that the Agreement specifies allocation limitations and special allocations in certain situations, including, “Capital Transactions.” The Agreement defines Capital Transactions as sale, refinance, exchange, transfer, assignment, or other disposition of all or any portion of the Sandusky resort.

      The agreement also provides for priority distributions from Net Cash Flow, as defined in the Agreement, to be distributed in the following priority:

1.	First priority is a “Class A Senior Priority Return,” of 12% on its original capital contribution of $8,000. Distributions under the Class A Senior Priority Requirements of $503, $692 and $2,031 were made to the Class A Member during the years ended December 31, 2003, 2002 and 2001, respectively.

2.	Second priority is repayment of 12% interest per annum to the Class A Member for “Loan Returns.”

3.	Third priority is repayment of “Class A Net Term Loan Capital Contribution.”

4.	Fourth priority is payment of “Class C Net OCC Priority Return” at 12% interest per annum.

5.	Fifth priority is repayment of “Class A Net OCC.”

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

6.	Sixth priority is a “Class B Senior Priority Return,” of 12% on its original capital contribution of $4,000. Distributions under the Class B Senior Priority Requirement of $256, $351 and $384 were made to the Class B Member during the year ended December 31, 2003, 2002 and 2001, respectively.

7.	Seventh priority is payment of accrued “Class C Term Loan Priority Return.”

8.	Eighth priority is repayment of “Class C Net Term Loan Capital Contribution.”

9.	Ninth priority is payment of accrued “Class C Net OCC Priority Return.”

10.	Tenth priority is repayment “Class C Net OCC.”

11.	Eleventh priority is payment of “Class A Net Development Capital Contribution” until reduced to the Target Amount. Distributions after the Target Amount was reached were $2,087 and $2,003 to the Class A Member, $1,043 and $1,001 to the Class B Member and $2,087 and $2,003 to the Class C Member for the years ended December 31, 2003 and 2002, respectively. No amounts were paid relating to this priority during 2001.

12.	Twelfth priority is repayment of “Class A Net Development Capital Contribution.”

13.	Thereafter, as a distribution in the ratio of the Class A percentage to the Class A Member, the Class B percentage to the Class B Member and the Class C percentage to the Class C Member.

      The Agreement provides for revisions to the above mentioned priorities upon the contribution of any additional capital by any of the members.

9. Commitment

      During 2003, the Dells obtained a loan commitment with a lender in an amount not to exceed the lessor of $21,000 or 75% of the appraised value of the pending condominium development and water park expansion project adjacent to the existing “Dells” facility to fund the construction of condominiums. In connection with the loan commitment, the Company paid approximately $158 to the lender, which has been capitalized as of December 31, 2003 and will be amortized over the term of the two year agreement. The commitment is for 24 months, bears interest at either an annual fixed rate of 7.25% or a variable annual rate of prime plus 1.625% (not to be below 6.75% per year) and is secured by a first deed of trust on the condominium development, assignment of all condominium rents, construction commitment deposits and personal guarantees of certain officers of The Great Lakes Companies, Inc. As of December 31, 2003, no amounts have been borrowed against this commitment.

10. Legal Matters

      A vendor of the Dells has filed suit for alleged premature termination of a supply and service contract with the Dells. The vendor is seeking liquidated damages of approximately $600 for breach of the contract. The Dells has filed a counterclaim and intends to vigorously contest the pending claim by the vendor. Although management believes that the lawsuit is without merit and that the ultimate liability, if any, with respect to this issue will not materially affect the financial position, results of operations, or the liquidity of the Company, the ultimate outcome of the litigation is uncertain. If an unfavorable outcome were to occur, the impact could be

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001
(Information as of September 30, 2004 and for the Nine Months
Ended September 30, 2004 and 2003 are unaudited)
(dollars in thousands)

material to the Dells. As of September 30, 2004, the Dells has accrued and charged against operations a final settlement, which was funded in October 2004. The settlement was substantially less than the vendor’s original claim.

      Except for the item note above, during the normal course of business, the Dells and Sandusky are involved in various legal matters which, in the opinion of management, are not expected to have a material effect on either the financial position or the operating results of the Dells and Sandusky.

14,032,896 Shares

Common Stock

P R O S P E C T U S

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND REGISTRATION

      The following sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fee of the Securities and Exchange Commission and the filing fee of the National Association of Securities Dealers, Inc.:

Amount to be
paid by the
Description	Company

SEC Registration Fee	$35,247
Blue Sky Fees and Expenses (including counsel expenses)	1,000
Printing Expenses	20,000
Legal Fees and Expenses	30,000
Accounting Fees and Expenses	20,000
Transfer Agent and Registrar Fees and Expenses	5,000
Miscellaneous	753

Total	$112,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation contains a provision that eliminates the personal liability of the Registrant’s directors for monetary damages for any breach of fiduciary duty as a director. Such provision, however, does not eliminate a director’s liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law (in respect of certain unlawful dividend payments or stock purchases or redemptions); or (iv) for a transaction from which the director derived an improper personal benefit.

      As permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation provides that it shall indemnify any and all persons whom it has the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Business Corporation Law, and the indemnification provided for in the Amended and Restated Certificate of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

      Further, the Registrant’s Amended and Restated Bylaws provide that it shall indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law upon a determination by a majority of the Board of Directors, by independent legal counsel in a written opinion or by the stockholders that the person seeking indemnification has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and had no reasonable cause to believe such person’s conduct was unlawful. Any expense incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

      The Registrant may, to the extent authorized by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Registrant similar to those conferred to directors and officers of the Registrant as described above.

      The Registrant has entered into indemnification agreements with each of its current officers and directors to give such officers and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.

      The Registrant has insurance policies providing for indemnification of officers and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors and officers of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

      In connection with our formation transactions, which became effective simultaneously with the completion of the initial public offering, we issued common stock to certain holders of securities, who, among other things, have certified to us as to their status as “accredited investors,” in each of the Property and Sponsor LLCs, as well as to each holder of securities in Sandusky Investor LLC and Great Lakes, in an offering exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D. In total, we issued an aggregate of 13,901,947 shares of our common stock to such investors. In exchange, we received all or a portion of each such investor’s interest in the applicable Property LLC, Sponsor LLC or Sandusky Investor LLC and such entities became wholly owned subsidiaries of our company.

      Also in connection with our formation transactions, we issued (1) 64,038 shares of our common stock to the holder of a tenant in common interest in our Poconos resort and (2) 67,516 shares of our common stock to the holder of a tenant in common interest in our Williamsburg resort. These shares were issued in offerings exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D.

      In addition, we issued 100 shares of common stock, par value $0.01 per share, to Great Lakes upon our formation on May 10, 2004. We received an aggregate of $1,000 in cash in exchange for these shares. We redeemed these shares in connection with the formation transactions. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

      The issuances described above were exempt from registration under the Securities Act, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. Each investor receiving shares in the formation transactions will be an accredited investor, with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks, has represented its intention to acquire the securities for investment purposes only and not with a view towards distribution and received or had access to adequate information about the Registrant. Appropriate legends have been affixed to the stock certificates in these transactions and there was no general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENTS

      (a) The following are exhibits to this registration statement:

Exhibit
Number			Description of Exhibits

2.1		—	Form of Merger Agreement utilized in the formation transactions (Delaware)**
2.2		—	Form of Merger Agreement utilized in the formation transactions (Wisconsin)**
3.1		—	Form of Amended and Restated Certificate of Incorporation of the Company**
3.2		—	Form of Amended and Restated Bylaws of the Company**
4.1		—	Form of Registrant’s Common Stock Certificate.**
5	.1*	—	Opinion of King & Spalding LLP regarding the validity of the securities being registered
10.1		—	License Agreement, dated January 30, 2004, by and between The Great Lakes Companies, Inc. and Jim Pattison Entertainment Ltd.**
10.2		—	Development Agreement, dated as of July 30, 2003, among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC**
10.3		—	First Amendment to the Development Agreement, dated June 25, 2004, by and among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resorts Condominium, LLC**
10.4		—	Tall Pines Exclusive License and Royalty Agreement, dated July 25, 2004, between Tall Pines Development Corporation and The Great Lakes Companies, Inc.**
10	.5*	—	Form of Employment Agreement
10	.6*	—	Form of Non-Compete, Trade Secret and Confidentiality Agreement
10.7		—	Form of Officers and Directors Indemnification Agreement**
10.8		—	Form of Indemnity Agreement between Great Wolf Resorts, Inc. and the principal stockholders of The Great Lakes Companies, Inc.**
10.9		—	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan**
10.10		—	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan**
10.11		—	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan**
10.12		—	Form of Transition Services Agreement, between Great Wolf Resorts, Inc. and Great Lakes Housing Partners, LLC**
10.13		—	Form of Transition Services Agreement, to be entered into between Great Wolf Resorts, Inc. and Great Lakes Hospitality Partners, LLC**
10.14		—	Form of Registration Rights Agreement by and among Great Wolf Resorts, Inc. and the persons named therein**
10	.15*	—	Revolving Credit Agreement, dated December 20, 2004, by and among Great Wolf Resorts, Inc., GWR Operating Partnership, L.L.L.P., the Subsidiary Guarantors named therein, Citicorp North America, Inc., Societe Generale, Citigroup Global Markets, Inc., SG Americas Securities LLC and Calyon New York Branch.
10	.16*	—	Loan Agreement, dated December 20, 2004, by and among Great Wolf Kansas SPE, LLC, Great Wolf Traverse SPE, LLC, Citigroup Global Markets Realty Corp. and The Travelers Insurance Company.

Exhibit
Number			Description of Exhibits

21.1		—	List of Subsidiaries**
23	.1*	—	Consent of King & Spalding LLP (included as part of Exhibit 5.1)
23	.2*	—	Consent of Deloitte & Touche LLP
23	.3*	—	Consent of Rubin, Brown, Gornstein & Co. LLP
24	.1*	—	Power of Attorney (included in the signature pages herein)

*	Filed herewith.

**	Incorporated by reference to such Exhibit Number filed with the Registrant’s Registration Statement on Form S-1 (File No. 333-118148), as amended.

ITEM 17.	UNDERTAKINGS

      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration

Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, Delaware Corporation law, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on January 21, 2005.

GREAT WOLF RESORTS, INC.

By:	/s/ JOHN EMERY

John Emery
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Emery, James A. Calder and J. Michael Schroeder, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent related registration statements and amendments thereto pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on this 21st day of January, 2005 in the capacities indicated.

/s/ BRUCE D. NEVIASER Bruce D. Neviaser	Chairman of the Board

/s/ JOHN EMERY John Emery	Chief Executive Officer and Director (Principal Executive Officer)

/s/ CRAIG A. STARK Craig A. Stark	President and Director

/s/ JAMES A. CALDER James A. Calder	Chief Financial Officer (Principal Financial and Accounting Officer)

Elan Blutinger	Director

/s/ RANDY CHURCHEY Randy Churchey	Director

/s/ MICHAEL M. KNETTER Michael M. Knetter	Director

/s/ ALISSA N. NOLAN Alissa N. Nolan	Director

/s/ HOWARD SILVER Howard Silver	Director

/s/ MARC B. VACCARO Marc B. Vaccaro	Director

Exhibit Index

Exhibit
Number			Description of Exhibits

2.1		—	Form of Merger Agreement utilized in the formation transactions (Delaware)**
2.2		—	Form of Merger Agreement utilized in the formation transactions (Wisconsin)**
3.1		—	Form of Amended and Restated Certificate of Incorporation of the Company**
3.2		—	Form of Amended and Restated Bylaws of the Company**
4.1		—	Form of Registrant’s Common Stock Certificate.**
5	.1*	—	Opinion of King & Spalding LLP regarding the validity of the securities being registered
10.1		—	License Agreement, dated January 30, 2004, by and between The Great Lakes Companies, Inc. and Jim Pattison Entertainment Ltd.**
10.2		—	Development Agreement, dated as of July 30, 2003, among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC**
10.3		—	First Amendment to the Development Agreement, dated June 25, 2004, by and among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resorts Condominium, LLC**
10.4		—	Tall Pines Exclusive License and Royalty Agreement, dated July 25, 2004, between Tall Pines Development Corporation and The Great Lakes Companies, Inc.**
10	.5*	—	Form of Employment Agreement
10	.6*	—	Form of Non-Compete, Trade Secret and Confidentiality Agreement
10.7		—	Form of Officers and Directors Indemnification Agreement**
10.8		—	Form of Indemnity Agreement between Great Wolf Resorts, Inc. and the principal stockholders of The Great Lakes Companies, Inc.**
10.9		—	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan**
10.10		—	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan**
10.11		—	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan**
10.12		—	Form of Transition Services Agreement, between Great Wolf Resorts, Inc. and Great Lakes Housing Partners, LLC**
10.13		—	Form of Transition Services Agreement, to be entered into between Great Wolf Resorts, Inc. and Great Lakes Hospitality Partners, LLC**
10.14		—	Form of Registration Rights Agreement by and among Great Wolf Resorts, Inc. and the persons named therein**
10	.15*	—	Revolving Credit Agreement, dated December 20, 2004, by and among Great Wolf Resorts, Inc., GWR Operating Partnership, L.L.L.P., the Subsidiary Guarantors named therein, Citicorp North America, Inc., Societe Generale, Citigroup Global Markets, Inc., SG Americas Securities LLC and Calyon New York Branch.
10	.16*	—	Loan Agreement, dated December 20, 2004, by and among Great Wolf Kansas SPE, LLC, Great Wolf Traverse SPE, LLC, Citigroup Global Markets Realty Corp. and The Travelers Insurance Company.
21.1		—	List of Subsidiaries**
23	.1*	—	Consent of King & Spalding LLP (included as part of Exhibit 5.1)

Exhibit
Number			Description of Exhibits

23	.2*	—	Consent of Deloitte & Touche LLP
23	.3*	—	Consent of Rubin, Brown, Gornstein & Co. LLP
24	.1*	—	Power of Attorney (included in the signature pages herein)

*	Filed herewith.

**	Incorporated by reference to such Exhibit Number filed with the Registrant’s Registration Statement on Form S-1 (File No. 333-118148), as amended.